           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 3, 2000
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                                CELLOMICS, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                            8733                          25-17638831
(State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)     Classification Code Number)           Identification No.)

                              635 WILLIAM PITT WAY
                         PITTSBURGH, PENNSYLVANIA 15238
                                 (412) 826-3600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------

                            D. LANSING TAYLOR, PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              635 WILLIAM PITT WAY
                         PITTSBURGH, PENNSYLVANIA 15238
                                 (412) 826-3600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------

                                   COPIES TO:

                 WILLIAM R. NEWLIN                                    RODD M. SCHREIBER
                LEWIS U. DAVIS, JR.                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                 RONALD W. SCHULER                                  333 WEST WACKER DRIVE
    BUCHANAN INGERSOLL PROFESSIONAL CORPORATION                          SUITE 2100
                 ONE OXFORD CENTRE                                 CHICAGO, ILLINOIS 60606
                 301 GRANT STREET
          PITTSBURGH, PENNSYLVANIA 15219

                               ------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                 PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                       AGGREGATE OFFERING          AMOUNT OF
                SECURITIES TO BE REGISTERED                          PRICE(1)            REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share......................       $100,000,000              $26,400
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. CELLOMICS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                     SUBJECT TO COMPLETION -- MARCH 3, 2000

PROSPECTUS
--------------------------------------------------------------------------------

                                                  Shares

                                CELLOMICS, INC.

                                  Common Stock

--------------------------------------------------------------------------------

Cellomics, Inc. is offering           shares of its common stock in an initial
public offering. Prior to this offering, there has been no public market for our common stock.

Cellomics is developing and commercializing products in the emerging field of cellomics in an effort to extend the recent advances in genomics, the study of genes, and proteomics, the study of proteins.

It is anticipated that the public offering price will be between $     and
$     per share. We have applied to have the shares of Cellomics quoted in the
Nasdaq National Market under the symbol "CLMX".

                                                  Per Share        Total
Public offering price...........................  $              $
Underwriting discounts and commissions..........  $              $
Proceeds, before expenses, to Cellomics.........  $              $

SEE "RISK FACTORS" ON PAGES 7 TO 19 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF CELLOMICS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

The underwriters may, under certain circumstances, purchase up to additional shares from Cellomics at the public offering price, less underwriting discounts and commissions. Delivery and payment for the shares will
be on             , 2000.

PRUDENTIAL VECTOR HEALTHCARE
       A UNIT OF PRUDENTIAL SECURITIES

                                  ING BARINGS
                                                           DAIN RAUSCHER WESSELS
            , 2000

[FOLD-OUT FRONT COVER]

[1st page: Diagrams depicting our complete solution in applying cellomics products and technologies to the life sciences markets, including products that generate data, extract information and create cellular knowledge.]

[2nd and 3rd pages: Graphics and photographs of our current products and products in development, under the headings "Products that generate data," "Products that extract information" and "Products that create cellular knowledge."]

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    3
Risk Factors........................    7
Forward-Looking Statements..........   20
Use of Proceeds.....................   21
Dividend Policy.....................   21
Capitalization......................   22
Dilution............................   23
Selected Financial Data.............   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   26
Business............................   31
Management..........................   46
Certain Transactions................   55
Principal Stockholders..............   58
Description of Capital Stock........   61
Shares Eligible for Future Sale.....   65
Underwriting........................   67
Legal Matters.......................   68
Experts.............................   68
Where You Can Find More
  Information.......................   69
Index to Financial Statements.......  F-1

--------------------------------------------------------------------------------

     ArrayScan(R) is our registered trademark. We have applied for registration of the following trademarks: Cellomics, the Cellomics logo, ArrayScan, CellChip, HitKit, and PharmacoCellomics. This prospectus also includes trademarks and tradenames of other companies.
--------------------------------------------------------------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

                                  OUR COMPANY

     We are pioneering the emerging field of cellomics in an effort to extend the recent advances in genomics, the study of genes, and proteomics, the study of proteins. Cellomics is the study of all the molecules comprising a cell, as well as their interactions in space and over time, that bring about cellular functions. It is at the level of the cell where normal genes and proteins coordinate and perform life functions and where abnormal genes and proteins cause disease. We design our technologies and products to make drug discovery, basic biomedical research and clinical diagnostics, more productive and cost effective by providing in-depth knowledge about cells and cellular functions. We are developing and commercializing an integrated product platform, including:

     - high content screening products to measure the physical position and activity over time of cells and cellular components;

     - informatics products to extract information about cells, cellular components and their functions; and

     - cellular bioinformatics products to create new knowledge about cells.

     We began commercializing our high content screening and informatics products to the drug discovery market in late 1999. The pharmaceutical industry spent more than $24 billion in 1999 for products intended to improve the productivity of the drug discovery process. We developed our initial products through early technology access programs with Johnson & Johnson, Merck & Co., Inc. and Warner-Lambert Company. We are developing a number of high content screening systems in collaboration with Carl Zeiss Jena GmbH, one of the world's leading optical engineering and manufacturing companies. We are also developing the CellChip System, our minaturized high content screening platform. In addition, we are designing our Cellomics Knowledgebase to capture proprietary and public domain cellular information, thereby creating a "virtual cell." We believe that, in the same way the introduction of automated DNA sequencers and searchable genomics databases created a substantial market opportunity for genomics companies, the development of high content screening and our searchable Cellomics Knowledgebase has the potential to create a substantial market opportunity for us.

                                  OUR PRODUCTS

     We believe we are the first company to commercialize products in the field of cellomics. In the area of high content screening, we introduced our initial automated system, the ArrayScan II, in late 1999. We have additional automated high content screening products in development, including working prototypes of our ArrayScan Kinetics Workstation and ArrayScan Kinetics Reader, both of which are designed to study the changes in cells over time. We are also marketing our HitKit Reagents and Assay Software Modules, from our growing portfolio of proprietary classes of assays. These products are designed to enable our ArrayScan customers to expand their high content screening capabilities through follow-on purchases. We have also entered into custom assay development contracts with several pharmaceutical customers. We are designing our CellChip System to be a miniaturized, microfluidic chip-based platform for drug discovery, diagnostics and basic biomedical research. We believe our CellChip System will permit researchers to perform complex cell assays simply, quickly and at lower cost than now possible.

     In the area of informatics, our first product is Cellomics Store, which we began commercializing in late 1999. Cellomics Store is our proprietary software package for managing, archiving and viewing massive volumes of cell data. Our informatics products in development include the Cellomics Screen process management and data analysis software, which we are beta-testing, and the Cellomics Discover data visualization and mining software. In the area of cellular bioinformatics, we are developing searchable databases of cellular information. We are developing our Cellomics Knowledgebase to enable researchers to discover new knowledge about cells and cellular functions. We are also developing our PharmacoCellomics Profiling database, which we believe has the potential to personalize drug discovery based on the response of an individual's cells to drugs in much the same way that pharmacogenomics has begun to personalize drug discovery based on the genetic make-up of individual patients.

     Our core competencies include cell and molecular biology, imaging science, information management software, cellular bioinformatics and cellular patterning. We have formed strategic collaborations with several leading companies in order to complement our expertise and reduce our product development risks and costs. We have entered into collaborative agreements with Zeiss relating to optical instrumentation. We also have collaborative agreements with ACLARA BioSciences, Inc., relating to microfluidics array technology for our CellChip System and with Molecular Probes, Inc. in the area of fluorescence-based reagents used in high content screening. In addition, under an agreement with Zeiss, we are exclusively marketing, in North America, their ultra high throughput screening system, which complements our high content screening systems.

                           OUR INITIAL TARGET MARKETS

     Our products are designed to address a number of multi-billion dollar markets. We are initially targeting our products to the drug discovery market segment. We believe this segment provides the most immediate opportunities due to the large investment in drug discovery research and a need to improve productivity in the drug discovery process. Industry sources estimate that only 20% of new drug candidates ever become marketed drugs, and only about 30% of drugs ever recoup their development costs. We estimate that the drug discovery market for our products includes approximately 140 pharmaceutical companies, 2,000 biotechnology companies and over 1,000 academic and government laboratories.

     We believe that, because diseases occur and drugs have their effect at the cellular level, researchers must understand how cells work, in order to develop effective drugs or therapies. Present drug discovery techniques, however, do not provide information about the physical position and activity over time of cells and cellular components. The current drug discovery process therefore makes assumptions about the specificity, effectiveness and toxicity of potential drug candidates. These assumptions must then be validated through expensive and time consuming pre-clinical and human clinical trials. In addition, advances in some aspects of the drug discovery process, such as genomics, proteomics and high throughput screening, have led to a proliferation in the number of potential drug candidates and a corresponding bottleneck in selecting candidates for further development. We believe there is a need for automated systems that can efficiently provide comprehensive cellular information. We further believe this cellular information has the potential to enable drug companies to improve the probability that the drug candidates they select for pre-clinical and clinical development will become successfully marketed drugs.

                                  OUR STRATEGY

     Our objective is to lead the emerging field of cellomics. Key elements of our strategy are as follows:

     - establish high content screening as the standard for drug discovery;

     - offer a broad menu of high content screening software modules and reagent kits to generate recurring revenues;

     - expand into additional segments of the life sciences market, including basic biomedical research, clinical diagnostics and agriculture;

     - migrate our high content screening system into a miniaturized, more versatile and higher throughput product platform called the CellChip System;

     - construct a powerful predictive tool by creating the leading searchable repository of cellomics information, our Cellomics Knowledgebase, and by linking this information to existing genomics and proteomics databases; and

     - combine our strengths with the strengths of strategic corporate partners to access complementary technologies and strengthen our commercialization capabilities.

                                    ABOUT US

     We were originally formed in Pennsylvania in 1995, and reincorporated in Delaware in 1998. Our principal offices and manufacturing facilities are located at 635 William Pitt Way, Pittsburgh, Pennsylvania 15238 and our telephone number is (412) 826-3600.

                                  THE OFFERING

Shares offered by Cellomics.........                    shares

Total shares outstanding after this
offering............................                    shares(1)

Use of proceeds.....................     We expect to use the net proceeds from
                                         this offering for technology research
                                         and product and services development,
                                         scale-up of sales and marketing,
                                         capital expenditures, working capital
                                         and general corporate purposes.

Proposed Nasdaq National Market
symbol..............................     CLMX
---------------

     (1) The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding on February 26, 2000. This number includes 2,660,293 shares of common stock that will be issued on the conversion of all of our outstanding shares of convertible preferred stock and excludes:

     - 742,900 shares of common stock reserved for issuance under our stock option plans, of which 412,900 shares were subject to outstanding options as of February 26, 2000, at a weighted average exercise price of $0.56;

     - 445,970 shares of common stock issuable upon exercise of outstanding warrants as of February 26, 2000, at a weighted average exercise price of $7.69; and

     - up to                shares that the underwriters may purchase if they
       exercise their over-allotment option in full.

                      ASSUMPTIONS USED IN THIS PROSPECTUS

     Unless otherwise indicated, information in this prospectus assumes the following:

     - the conversion of all of our outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering;

     - a        for        stock split that has been completed;

     - the filing of our amended and restated certificate of incorporation; and

     - no exercise of the underwriters' over-allotment option.

                                  RISK FACTORS

     You should consider the risk factors and the impact from various events which could adversely affect our business before investing in our common stock. See "Risk Factors."

                             SUMMARY FINANCIAL DATA

     The following summary statement of operations data for the years ended December 31, 1997, 1998 and 1999 are derived from our audited financial statements.

     The pro forma loss per share presented below for the year ended December 31, 1999 assumes conversion of the Series A preferred stock outstanding at December 31, 1999 into common stock on a one-for-one basis on January 1, 1999, or the date of issuance if later. The Series A preferred stock will automatically convert into common stock upon the closing of this offering.

     The pro forma balance sheet data presented below give effect to the sale of our Series B preferred stock completed after December 31, 1999 for aggregate proceeds of approximately $6.5 million, the conversion of $1.8 million in demand notes, plus accrued interest, into our Series B preferred stock, and the conversion of our Series A and Series B preferred stock into common stock upon the closing of this offering, as if such conversion had occurred at December 31, 1999. The pro forma as adjusted balance sheet data reflect the sale of shares of common stock in this offering at an assumed initial public
offering price of $     per share, after deducting underwriting discounts and
commissions and estimated offering expenses. You should read the summary financial data together with our financial statements and the related notes and the sections of this prospectus entitled "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                1997           1998           1999
                                                              --------       --------       --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................   $  395         $2,273         $3,390
Operating costs and expenses................................    2,820          5,782         13,365
Loss from operations........................................   (2,425)        (3,509)        (9,975)
Net loss....................................................   (2,438)        (3,495)       (10,135)
Net loss attributable to common stockholders................   (2,438)        (4,013)       (11,068)
Net loss per share--basic and diluted.......................   $(2.16)        $(3.48)        $(9.36)
Shares used to compute basic and diluted net loss per
  share.....................................................    1,129          1,152          1,182
Pro forma net loss per share................................                                 $(3.26)
Shares used to compute pro forma net loss per share.........                                  3,112

                                                                   AS OF DECEMBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  1,341    $ 7,872
Working capital (deficit)...................................    (1,223)     3,984
Total assets................................................     5,860     12,379
Total long-term debt less current maturities................     3,745      2,036
Mandatorily redeemable convertible preferred stock..........    12,153         --
Total stockholders' equity (deficit)........................   (15,734)     3,334

                                  RISK FACTORS

     This investment involves a high degree of risk. You should carefully consider the following risk factors, in addition to other information set forth in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, financial condition and operating results, as well as the value of an investment in our common stock.

     RISKS RELATED TO OUR BUSINESS

     WE ARE AN EARLY STAGE COMPANY. WE HAVE ONLY RECENTLY BEGUN TO COMMERCIALIZE SOME OF OUR PRODUCTS AND YOU MUST EVALUATE US IN LIGHT OF THE UNCERTAINTIES AND COMPLEXITIES THAT AFFECT A COMPANY IN ITS EARLY STAGES. IF WE ARE UNABLE TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS, OUR BUSINESS WILL BE MATERIALLY HARMED.

     We are subject to the risks inherent in the operation of a new business, such as:

     - difficulties and delays often encountered in the development, production and commercialization of new, complex technologies;

     - developing the markets for our high content screening, informatics and cellular bioinformatics products and technologies;

     - transitioning our research and development efforts to the commercialization of technologies; and

     - attracting and retaining qualified management, sales, technical and scientific staff.

     We cannot assure you that we will be able to address these risks effectively. Therefore, the extent of our future losses and the time required to achieve and maintain profitability is uncertain and we cannot assure you that we will ever be able to achieve or maintain profitability.

     Our products and technologies are new and in the early stages of development. We have only recently begun to sell our first commercial product, the ArrayScan II, along with our initial software and reagent products. The commercial success of our products will depend on market acceptance of the merits of our technologies by pharmaceutical and biotechnology companies, academic and government research centers and other companies that engage in drug discovery, as well as other life sciences markets. Market acceptance of our products depends on many factors, including our ability to demonstrate that our products and services and their underlying technologies work effectively and generate substantial benefit during the drug discovery process. Moreover, the success of our future products will require significant development and investments prior to commercialization to demonstrate their cost-effectiveness. Problems frequently encountered in connection with the development and utilization of new and unproven technologies and the competitive environment in which we operate may limit our ability to develop commercially successful products. We cannot assure you that we will be able to commercialize any of our products under development. If we are unable to successfully commercialize our products, our business will be materially harmed.

     WE HAVE HAD A LIMITED OPERATING HISTORY AND HAVE INCURRED SIGNIFICANT LOSSES TO DATE. WE EXPECT TO CONTINUE TO INCUR LOSSES IN THE FORESEEABLE FUTURE AND WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.

     We have incurred operating losses in each of the years since our inception. As of December 31, 1999, we had an accumulated deficit of approximately $16.6 million. Our losses have primarily been the result of research and development and selling, general and administrative expenses associated with our operations. Since our inception, we have recognized limited revenue from the sale of our products, technology and services. We have financed our operations principally from private placements of our common and preferred stock, collaboration agreements and grants. We expect to continue to experience significant operating losses in the foreseeable future as we continue to expand our research and development efforts and our marketing and sales force in an effort to commercialize more of our products. We expect that losses will continue until such time, if ever, that we are able to generate sufficient revenues from the sale of our products, technologies and services to cover our expenses. Our ability to achieve and maintain long-term profitability is dependent on successfully commercializing our products and technologies. We cannot assure you that we will be able to achieve any of the foregoing or that we will be profitable even if we successfully commercialize our products.

     OUR PRODUCTS AND TECHNOLOGIES ARE NOVEL AND THEY MAY NOT ACHIEVE MARKET ACCEPTANCE. IF OUR PRODUCTS ARE NOT ACCEPTED OR EMBRACED BY OUR CUSTOMERS, OUR BUSINESS WILL SUFFER MATERIALLY.

     Our products and technologies represent novel tools for drug discovery. Historically, because of the highly competitive and proprietary nature of the drug discovery process, pharmaceutical and biotechnology companies have conducted compound identification within their own internal research departments. Market acceptance of our products will depend on many factors, including our ability to demonstrate the advantages and potential economic value of high content screening, informatics and cellular bioinformatics products and technologies over well-established alternative products and technologies.

     The market for high content screening, informatics and cellular bioinformatics products and technologies is new and undefined, and the use of these technologies by pharmaceutical and biotechnology companies and academic and government laboratories is currently very limited. Because our products have been in operation for only a limited period of time, their ease of use and commercial value have not been fully established. In addition, operators using these systems may require substantial new technical skills and training. If our customers do not accept our products and technologies because these systems fail to generate the expected quantities and quality of data and knowledge regarding cellular functions, are too difficult or costly to use or are otherwise deficient, market acceptance of our products will suffer and we may not be able to generate further sales.

     To date, our technologies have never been utilized in the discovery of any compound that has ultimately become a commercialized drug. If our products and technologies are not successful or are perceived as ineffective in assisting others in discovering commercially viable drug compounds, our business will be materially harmed and our stock price may decline. The drug discovery process is highly uncertain, and we cannot assure you that our products and technologies will assist others in discovering any commercially successful compounds. If our high content screening, informatics and cellular bioinformatics products and technologies do not become widely accepted methods in drug discovery, demand for our products will be limited or may not develop at all. The lack of demand for our high content screening and informatics and cellular bioinformatics products and technologies would materially harm our business, financial condition and operating results.

     OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR STOCK PRICE, CAUSING INVESTOR LOSSES.

     Our operating results may fluctuate in the future. These fluctuations could cause our stock price to decline. Some of the factors that could cause our operating results to fluctuate include:

     - the length and unpredictability of our sales cycles;

     - the relatively high purchase price of many of our products;

     - Zeiss' performance under our development, manufacturing and supply and sales and marketing agreements;

     - our ability to commercialize our products;

     - the timing, release and competitiveness of our products;

     - general and industry-specific economic conditions that may affect our customers' research and development expenditures and demand for our products;

     - market acceptance of our technologies and products; and

     - expiration or termination of collaborative research contracts or government research grants, which may not be renewed or replaced.

     If revenues decline in a quarter, whether due to a delay in recognizing expected revenues or otherwise, our earnings, if any, will decline. In particular, research and development and a majority of selling, general and administrative expenses are fixed costs and will continue to be so regardless of variations in revenues. Due to fluctuations in our revenues and operating expenses, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors, which may result in stock price fluctuations or declines.

     WE RELY HEAVILY ON ZEISS TO MANUFACTURE SOME OF OUR KEY PRODUCTS. IN ADDITION, WE EXPECT TO GENERATE A SIGNIFICANT PORTION OF OUR NEAR-TERM REVENUES FROM SALES OF ZEISS' ULTRA HIGH THROUGHPUT SCREENING PRODUCTS. IF EITHER WE OR ZEISS FAIL TO PERFORM UNDER OUR AGREEMENTS, OR WE CANNOT SUCCESSFULLY COMMERCIALIZE THE ZEISS PRODUCTS, OUR ABILITY TO GENERATE REVENUES WOULD BE SIGNIFICANTLY IMPAIRED AND OUR BUSINESS WOULD BE MATERIALLY HARMED.

     In February 2000, we entered into a development, manufacturing and supply agreement with Zeiss that supersedes an agreement that we entered into in 1998. Under the new agreement, we agreed that Zeiss will be the sole developer and manufacturer of our ArrayScan Kinetics Workstation and ArrayScan Kinetics Reader until September 30, 2002. Our ability to develop, manufacture and obtain a sufficient supply of these products will depend significantly on Zeiss' performance under this agreement. If Zeiss experiences manufacturing or development difficulties, or does not otherwise perform under this agreement, our ability to generate revenues from sales of our ArrayScan Kinetics Workstation and ArrayScan Kinetics Reader will be dramatically reduced.

     Our development, manufacturing and supply agreement with Zeiss terminates by its terms in December 2005. However, either party may terminate this agreement on an occurrence of a material breach by the other party or for any reason upon eighteen months notice to the other party. If Zeiss terminates or is unable to perform its obligations under this agreement, we will be required to find one or more other collaborators for the development and commercialization of our products or experience increased capital requirements to undertake development and manufacturing at our own expense. We cannot assure you that we would be able to find an alternative source to develop or manufacture our products on a timely basis or on terms acceptable to us, if at all. We also cannot assure you that we would be able to develop or manufacture these instruments or any of our other products on our own. Additionally, if the agreement is terminated for any reason, it is possible that Zeiss could begin to develop its own competing technologies or seek other collaborators that develop products that are competitive with our products.

     In February 2000, we also entered into a sales and marketing agreement with Zeiss under which we agreed to sell and market Zeiss' Ultra High Throughput Screening System. Under the terms of the agreement, we are the exclusive distributor of these Zeiss products in North America. We expect to generate a significant portion of our near-term revenues from these products. If either we or Zeiss fail to perform under our agreement, or we cannot successfully commercialize these products, our revenues and business would be materially harmed. This agreement terminates by its terms on December 31, 2005. However, either party may terminate this agreement on the occurrence of a material breach by the other party or for any reason upon twelve months' notice to the other party. If this agreement is terminated, our near-term and future revenues would be materially harmed.

     MANY OF OUR PRODUCTS AND TECHNOLOGIES ARE STILL UNDER DEVELOPMENT AND THEY MAY NOT BE SUCCESSFULLY COMMERCIALIZED. IF OUR PRODUCTS ARE NOT COMMERCIALIZED, OUR BUSINESS WOULD BE MATERIALLY HARMED.

     Complex instrumentation systems that appear to be promising at early stages of product development may ultimately not work for a number of reasons. These systems may be ineffective, difficult or uneconomical to produce, or fail to achieve expected performance levels or industry acceptance. The commercialization of our systems may be hindered or prevented by the existence or assertion of proprietary rights of third parties. Some of the instrumentation and software that comprise our high content screening, informatics and cellular bioinformatics products and technologies are not presently and have not previously been used in commercial applications. The commercialization of our high content screening, informatics and cellular bioinformatics products and technologies is a complex process, in some cases requiring the combination of instrumentation, assays, software and databases. As we integrate new high content screening, informatics and cellular bioinformatics products and technologies, it is possible that previously unanticipated problems may emerge. We cannot assure you that we will be able to successfully develop our high content screening, informatics and cellular bioinformatics products and technologies, achieve anticipated throughputs, or develop a sustainable and profitable business. Unforeseen complications may arise which could cause product development delays and increased development costs, or render our systems unable to perform at the quality and capacity levels required for commercial success. Any such complications or delays could materially harm our business, financial condition and operating results.

     We expect in the future that a substantial portion of our revenues will be derived from the sale and licensing of consumables, such as reagents, assays and assay kits. We have limited experience in the development, manufacture and marketing of these products. We intend to continue to license assay technologies from third parties and to use these licenses to develop reagents and assay kits internally. We cannot guarantee that we will succeed in licensing any additional assay technologies on acceptable terms, if at all, or that we will successfully commercialize any reagents that we license or develop. In addition, as sales volume increases, we may not be able to manufacture sufficient quantities of reagents, assays and assay kits either on our own or through third parties.

     OUR DEPENDENCE ON COLLABORATION PARTNERS TO DEVELOP, MANUFACTURE, MARKET AND DISTRIBUTE OUR PRODUCTS MAY DELAY OR IMPAIR OUR ABILITY TO GENERATE SIGNIFICANT REVENUES OR OTHERWISE MATERIALLY HARM OUR BUSINESS.

     We will rely on existing and future collaboration partners for developing, manufacturing, commercializing and marketing our products. Many of our competitors are similarly seeking to develop or expand their collaboration and license agreements with pharmaceutical companies. The success of these efforts by our competitors could have an adverse impact on our ability to form future collaboration arrangements. We cannot assure you that we will be able to negotiate acceptable collaboration agreements in the future or that efforts under any current or future collaboration agreements will be successful. To the extent that we choose not to or are unable to enter into future collaboration agreements or maintain existing collaborations, we would experience increased capital requirements to undertake development, manufacturing, marketing and distribution at our own expense. In addition, we may encounter significant delays in commercializing our products or find that the development, manufacture or sale of our products is adversely affected by the absence of such collaboration agreements.

     Our reliance on collaboration partners poses the following additional risks:

     - disputes with our partners may arise, leading to delays in or termination of the research, development or commercialization of our products or resulting in significant litigation or arbitration;

     - contracts with our partners may fail to provide significant protection or may become unenforceable if one of these partners fails to perform;

     - our partners could independently develop, or develop with third parties, products or technologies that compete with our products;

     - our partners may not commit enough capital or other resources to successfully develop our products or technologies;

     - our partners may not pursue further development and commercialization of products resulting from their collaboration with us;

     - our partners with marketing and distribution rights to one or more of our products may not commit enough resources to the marketing and distribution of our products;

     - our contracts with collaboration partners may expire or be terminated and we may not be able to replace them; and

     - the terms of our contracts with our partners may not be favorable to us in the future.

     If any of these risks occur, our product development, manufacturing, marketing and distribution may suffer, and our business, financial condition and results of operations may be materially harmed.

     WE DEPEND ON THIRD PARTY PRODUCTS AND SERVICES AND, IN SOME CASES, SOLE OR LIMITED SOURCES OF SUPPLIES TO DEVELOP AND MANUFACTURE COMPONENTS OF OUR PRODUCTS.

     We rely substantially on outside vendors to manufacture many of the components, subassemblies, software and reagents used in our products, some of which are obtained from a single supplier or a limited group of suppliers. For example, we purchase a key component for the ArrayScan II from Zeiss, the loss of which would result in significant production delays and increased expenditures.

     Our reliance on outside vendors, and a sole or a limited group of suppliers in particular, involves several risks, including:

     - the inability to obtain an adequate supply of required components due to manufacturing capacity constraints, a discontinuance of a product by a third-party manufacturer or other supply constraints;

     - reduced control over quality and pricing of components; and

     - delays and long lead times in receiving materials from vendors.

     Any shortage of supplies would limit our ability to produce our products and materially harm our business.

     WE HAVE LIMITED COMMERCIAL MANUFACTURING CAPABILITY AND EXPERIENCE AND MAY ENCOUNTER MANUFACTURING PROBLEMS OR DELAYS WHICH COULD RESULT IN LOWER REVENUES.

     In order to be successfully commercialized, our products must be manufactured in commercial quantities at an acceptable cost, either by us or by our collaboration partners. To date, we have produced only a limited number of our products and we have no experience in manufacturing commercial quantities of our products. Our customers expect that we comply with standard manufacturing practices that we may not be able to meet. We have one manufacturing facility located in Pittsburgh, Pennsylvania. To achieve the production levels necessary for successful commercialization of our products, we will need to scale-up our manufacturing facilities, establish more automated manufacturing capabilities and maintain adequate levels of inventory. We cannot assure you that we can develop the necessary manufacturing capability or that we will be able to fund or build an adequate commercial manufacturing facility to provide adequate commercial supplies of our products on a timely basis. Moreover, we may not be able to manufacture sufficient quantities to meet market demand or may not be able to maintain acceptable quality standards while producing commercial quantities. If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties who possess sufficient manufacturing facilities and capabilities. This could reduce our gross margins and expose us to the risks inherent in relying on others. We may not be able to successfully outsource our production or enter into licensing or other arrangements with these third parties, which could adversely affect our business. We cannot assure you that we, acting alone or with the assistance of others, will be able to successfully make the transition to commercial production.

     WE HAVE A LIMITED SALES FORCE AND LIMITED EXPERIENCE IN SELLING, MARKETING, SERVICING AND SUPPORTING OUR PRODUCTS. AS A RESULT, WE MAY ENCOUNTER SIGNIFICANT DIFFICULTIES IN COMMERCIALIZING OUR PRODUCTS ON A MASS SCALE.

     Our direct sales force may not be sufficiently large to successfully penetrate our target markets. We may not be able to expand our direct sales force to meet our commercial objectives. In addition, our sales force may not be able to address complex scientific and technical issues raised by our customers. Our customer support personnel may also lack the broad range of technical expertise required to adequately train our customers and service and support our products in the field.

     OUR INDUSTRY IS HIGHLY COMPETITIVE AND IS SUBJECT TO RAPID CHANGE. OUR SUCCESS WILL DEPEND ON HAVING THE RESOURCES REQUIRED TO SUCCESSFULLY COMPETE AND OUR ABILITY TO DEVELOP AND COMMERCIALIZE NEW PRODUCTS IN A VERY RAPIDLY CHANGING MARKET.

     The biotechnology industry is highly competitive. We compete with companies in the United States and abroad that are engaged in the development and production of products that assist pharmaceutical companies and other researchers in developing commercial drugs. Our competitors include biotechnology, pharmaceutical, chemical and other companies, academic and scientific institutions, government agencies and public and private research organizations. We have begun to encounter competition from companies that offer one or more components of high content screening, including integrated reagents, kits, applications, instrumentation and informatics.

     Many of our competitors have much greater financial, technical, research, marketing, sales, distribution, service and other resources than we do. Moreover, our competitors may offer broader product lines and have greater name recognition than we do, and may offer discounts as a competitive tactic. Our competitors may develop or market technologies or products that are more effective or commercially attractive than our current or future products, or that may render our technologies and products obsolete. Significant factors in determining whether we will be able to compete successfully include:

     - price and cost-effectiveness of our high content screening, informatics and cellular bioinformatics products and technologies;

     - potential advantages over alternative methods of drug discovery;

     - ease of use;

     - product availability;

     - ability to respond to rapidly changing technologies and evolving industry standards;

     - development, marketing, distribution and manufacturing capabilities as well as the support of collaborators; and

     - patent protection.

     If our products are not competitive based on these or other factors, our business, financial condition and operating results will be materially harmed. The field of pharmaceutical and biotechnology instrumentation and reagents is also characterized by rapid technological change and frequent introduction of new products. Our success will depend on our ability to enhance our current and planned high content screening, informatics and cellular bioinformatics products and technologies and to develop and introduce on a timely basis new products that address the evolving needs of our customers. We anticipate that production for our new products may not be available for several months or years, if at all. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of new products or product enhancements. Any failure to develop and introduce products in a timely manner in response to changing market demands or customer requirements could have a material adverse effect on our business, financial condition and operating results.

     OUR REVENUES ARE DERIVED PRIMARILY FROM, AND ARE SUBJECT TO RISKS FACED BY, THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES.

     We expect that our revenues in the foreseeable future will be derived primarily from products provided to the pharmaceutical and biotechnology industries. Accordingly, our success will depend directly upon their demand for our products. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by companies in these industries. These reductions and delays may result from factors that are outside of our control, such as:

     - changes in economic conditions;

     - changes in the regulatory environment affecting health care and health care providers;

     - pricing pressures and reimbursement policies;

     - market-driven pressures on companies to consolidate and reduce costs; and

     - other factors affecting research and development spending.

     WE MAY NEED ADDITIONAL FINANCING, BUT OUR ACCESS TO CAPITAL FUNDING IS UNCERTAIN.

     Our current and anticipated development projects require substantial additional capital. We expect that the net proceeds from this offering, together with our existing assets and revenues from operations, will be sufficient to fund our operations through 2001. However, our future capital needs will be dependent on many factors, including the status of our product development and commercialization efforts, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, competitive factors, sales and marketing activities, changes in or termination of existing collaboration and licensing arrangements and our need for manufacturing capacity. We do not have committed external sources of funding and cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

     - delay, reduce the scope of, or eliminate one or more of our development programs;

     - obtain funds through arrangements with collaboration partners or others that may require us to relinquish rights to technologies or products that we would otherwise seek to develop or commercialize ourselves; or

     - license rights to technologies or products on terms that are less favorable to us than might otherwise be available.

     If we proceed with raising additional funds by issuing additional stock, further dilution to our stockholders may result, and new investors could have rights superior to existing stockholders. If funding is insufficient at any time in the future, we may be unable to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

     THE RIGHTS WE RELY ON TO PROTECT OUR INTELLECTUAL PROPERTY UNDERLYING OUR PRODUCTS MAY NOT BE ADEQUATE, WHICH COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGIES AND WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

     Our success will depend in part on our ability to obtain patents, maintain trade secret protection and operate our business without infringing the proprietary rights of others. We are dependent, in part, on the patent rights licensed from third parties with respect to our technologies. There can be no assurance that patent applications filed by us or our licensors will result in patents being issued, that the claims of such patents will offer significant protection for our technology, or that any patents issued to or licensed by us, will not be challenged, narrowed, invalidated or circumvented.

     Our patent positions and those of other biotechnology product companies are uncertain and involve complex legal and factual questions. In addition, the coverage sought to be claimed in a patent application can be significantly reduced before the patent is issued. Consequently, we cannot assure you that our patent applications or those of our licensors will result in patents being issued or that any issued patents will provide protection against competitive technologies or will be held valid if challenged or circumvented. Others may independently develop products similar to ours or design around or otherwise circumvent patents issued to us. In the event that any relevant claims of third party patents are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in such patents, or may be required to obtain licenses from the patent owners of each of such patents or to redesign our products or processes to avoid infringement. We cannot assure you that such licenses would be available or, if available, would be on terms acceptable to us or that we would be successful in any attempt to redesign our products or processes to avoid infringement.

     We also rely on trade secret and copyright law and employee and third party nondisclosure agreements to protect our intellectual property rights in our products and technology. We cannot assure you that these agreements and measures will provide meaningful protection of our trade secrets, copyrights, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure or that others will not independently develop substantially equivalent proprietary technologies. Litigation to protect our trade secrets or copyrights would result in significant costs to us as well as diversion of management time. Adverse determinations in any such proceedings or unauthorized disclosure of our trade secrets could have a material adverse effect on our business, financial condition and operating results. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. We cannot assure you that we will be able to protect our intellectual property in these markets.

     WE MAY BE INVOLVED IN LAWSUITS TO PROTECT OR ENFORCE OUR PATENTS. THIS WOULD BE EXPENSIVE AND, IF WE LOSE SUCH A LAWSUIT, WE MAY IN TURN LOSE SOME OF OUR INTELLECTUAL PROPERTY RIGHTS, WHICH WOULD REDUCE OUR ABILITY TO COMPETE.

     We may be subject to legal proceedings that result in the revocation of patent rights owned by or licensed to us, and as a result, competitors may practice the patent or licensed technology. We are aware of third party patents that contain issued claims that could be construed to cover certain aspects of our technologies. We cannot assure you that we will not be required to license any such patents to produce products or that such licenses would be available on commercially reasonable terms, if at all. Any action against us claiming damages and seeking to enjoin commercial activities relating to the affected technologies could subject us to potential liability for damages. We could incur substantial costs in defending patent infringement claims, obtaining patent licenses, engaging in interference and opposition proceedings or other challenges to our patent rights or intellectual property rights made by third parties, or in bringing such proceedings or enforcing any of our patent rights. Any of these proceedings would be expensive and time-consuming and divert management's time and attention from other concerns.

     The patent protection of biotechnology companies is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breach of claims allowed or the degree of protection offered under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office and the approval or rejection of a patent application could take several years.

     OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING ON OR UTILIZING THE PROPRIETARY RIGHTS OF OTHERS.

     We may be sued for infringing on the patent rights of others. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could adversely affect our business, financial condition and operating results. In addition, litigation is time consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, if at all. In addition, some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which would materially harm our business, financial condition and operating results.

     WE MAY ENCOUNTER DIFFICULTIES IN MANAGING GROWTH THAT COULD MATERIALLY HARM OUR BUSINESS.

     Our success will depend on the expansion of our operations and the effective management of growth, which will place a significant strain on our management, operational and financial resources. To manage such growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. Our failure to manage growth effectively could materially harm our business, financial condition and operating results.

     WE DEPEND ON OUR KEY PERSONNEL, THE LOSS OF WHOM WOULD ADVERSELY AFFECT OUR OPERATIONS. FAILURE TO ATTRACT AND RETAIN THE TALENT REQUIRED FOR OUR BUSINESS WOULD MATERIALLY HARM OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

     We are highly dependent on principal members of our management and scientific staff, including Dr. D. Lansing Taylor, President and Chief Executive Officer, the loss of whose services would impede product introduction and achievement of our strategic objectives. Our success will depend on our ability to retain key employees and our scientific staff and our continuing ability to attract and retain highly qualified scientific, technical and managerial personnel. There is intense competition for qualified staff and we cannot assure you that we will be able to retain existing personnel or attract and retain qualified staff in the future. If we are unable to hire and retain personnel in key positions, our business, financial condition and operating results would be materially harmed. We do not maintain, and do not currently intend to obtain, key employee global life insurance on any of our personnel other than on the life of Dr. Taylor.

     WE ARE EXPOSED TO POTENTIAL PRODUCT LIABILITY CLAIMS, AND IT IS UNCERTAIN THAT INSURANCE AGAINST THESE CLAIMS WILL BE AVAILABLE TO US AT A REASONABLE RATE IN THE FUTURE.

     Our business exposes us to potential product liability claims that are inherent in the life sciences field. We may be held liable if any product we develop, or any product that is made with the use of or incorporation of any of our technologies, causes injury or is found otherwise unsuitable during manufacturing, marketing or sale. We cannot assure you that we will be able to avoid product liability exposure. We have obtained product liability insurance coverage in the amount of $6.0 million. However, we cannot assure you that our present insurance coverage is or will continue to be adequate. Any product liability claim in excess of our insurance coverage would have to be paid out of our cash reserves, which would have a detrimental effect on our financial condition. Also, we cannot assure you that we can or will maintain our insurance policies on commercially acceptable terms, if at all.

     SOME OF OUR PROGRAMS DEPEND ON GOVERNMENT GRANTS, WHICH MAY BE WITHDRAWN.

     We have received and expect to continue to receive funds from various U.S. government research and technology development programs. The government may significantly reduce funding in the future for a number of reasons that are beyond our control. For example, some programs are subject to a yearly appropriation process in Congress, and may be eliminated due to budget reductions. Additionally, we may not receive funds under existing or future grants because of budget constraints of the agency administering the program. The loss of our current or future government grants would result in the decrease of our near-term revenues.

     FLUCTUATIONS IN THE CURRENCY EXCHANGE RATE BETWEEN U.S. DOLLARS AND DEUTSCHE MARKS COULD ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL CONDITION.

     We expect that a significant portion of our revenue over the next few years will be derived from our sale in North America of Zeiss' Ultra High Throughput Screening Systems. We will be paying for this Zeiss equipment in Deutsche marks, and we will be selling the equipment to our customers in U.S. dollars. Fluctuations in the currency exchange rate between the U.S. dollar and the Deutsche mark could have a material adverse effect on the results of our operations and financial condition by resulting in disadvantageous pricing compared to competitive products that are priced only in dollars. In addition, we buy components from Zeiss for our ArrayScan II, ArrayScan Kinetics Workstation and ArrayScan Kinetics Reader in Deutsche marks. Fluctuations in the currency exchange rate between the U.S. dollar and the Deutsche mark could increase our costs and have a material adverse effect on the results of our operations by increasing the cost of these products. We will recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the U.S. dollar and the currencies in which we do business will cause foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the variability of currency exposure and the potential volatility of currency exchange rates. We may use hedging instruments, including forward contracts, to minimize any foreign currency rate fluctuation exposure. We cannot assure you that any hedging transaction will adequately protect us against currency rate fluctuations or that these transactions will not result in losses to us.

     RISKS RELATED TO THIS OFFERING

     CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

     Immediately following this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately
     % of our outstanding common stock, or      % if the underwriters
over-allotment option is exercised in full. As a result, these stockholders as a group will be able to substantially influence our management and affairs and, if acting together, on all matters submitted to our stockholders for approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The concentration of ownership may also delay or prevent a change of control of Cellomics. As a result, the market price of our common stock could be adversely affected.

     YOU MAY NOT BE ABLE TO TRADE OUR COMMON STOCK IF AN ACTIVE, LIQUID TRADING MARKET DOES NOT DEVELOP.

     Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop following this offering. You may not be able to sell your shares quickly or at or above our initial public offering price. The initial public offering price for our shares will be determined by negotiations between us and the representatives of the underwriters based on a number of factors. The initial public offering price may not be indicative of prices that will prevail in any future trading market.

     MARKET VOLATILITY MAY AFFECT OUR STOCK PRICE AND THE VALUE OF YOUR INVESTMENT MAY BE SUBJECT TO SUDDEN DECREASES.

     The trading price for our common stock is likely to be highly volatile. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including, among other things:

     - variations in our financial results;

     - changes in earnings estimates by industry research analysts;

     - investors' perceptions of our business and financial prospects;

     - changes in government regulations;

     - developments in our relationships with our collaboration and licensing partners;

     - announcements of new products or technologies by us or our competitors;
       and

     - general economic, industry and market conditions.

     In addition, historically the stock markets have experienced extreme price and volume fluctuations. In particular, the market prices of the securities of life sciences companies have been especially volatile, and often these fluctuations have been unrelated to operating performance. These broad fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

     In the past, following periods of market volatility, security holders have instituted class action litigation. If the market value of our stock experiences adverse fluctuations and we become involved in this type of litigation, we could incur substantial legal costs and management's attention could be diverted, which could materially harm our business or cause the market price of our stock to further decline.

     THERE IS A LARGE NUMBER OF SHARES THAT MAY BE SOLD IN THE MARKET FOLLOWING THIS OFFERING, WHICH MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

     Sales of a substantial number of shares of our common stock in the public market following this offering or the perception that such sales could occur could cause the market price of our common stock to decline or adversely affect our future ability to raise capital through an offering of equity securities. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements that our stockholders have entered into with the underwriters and with us. Those lock-up agreements restrict our stockholders from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Prudential Securities Incorporated. However, Prudential Securities may, at its sole discretion, release all or any portion of the common stock from the restrictions of the lock-up agreements.

     Directors, officers and stockholders who together own      shares of common
stock will be subject to lock-up agreements providing that they will not offer, sell or otherwise dispose of common stock owned by them for a period of 180 days after the date of this prospectus. Prudential Securities, however, may in its sole discretion, at any time, without notice, release all or any portion of the shares subject to lock-up agreements.

     The following table indicates approximately when the           shares of
our common stock that are not being sold in the offering but which were
outstanding as of                     , 2000 will be eligible for sale into the
public market:

        DAYS AFTER THE            SHARES ELIGIBLE
        EFFECTIVE DATE               FOR SALE                             COMMENT
        --------------            ---------------   ---------------------------------------------------
On Effectiveness...............                     Shares not locked-up and saleable under Rule 144(k)
                                                    Shares not locked-up and saleable under Rules 144,
90 days........................                     144(k) and 701
                                                    Lock-up released; shares saleable under Rules 144,
180 days.......................                     144(k) and 701

     OUR MANAGEMENT WILL HAVE BROAD DISCRETION TO ALLOCATE THE NET PROCEEDS OF THIS OFFERING AND THE PROCEEDS MAY NOT BE USED APPROPRIATELY.

     Our management will retain broad discretion allocating the proceeds of this offering. We estimate the net proceeds from this offering to be approximately
$     million, or $          if the underwriters over-allotment option is
exercised in full, after deducting discounts, commissions and estimated offering expenses. We plan to use these proceeds to enhance our technology research and product and services development programs, scale-up our sales and marketing efforts, capital expenditures, increase our working capital and for general corporate purposes. We may also use a portion of the net proceeds of this offering for the acquisition of or investment in companies, technologies or assets that complement our business. We have no specific allocations for any other net proceeds of this offering. The amount of proceeds we will actually expend on general corporate purposes will vary depending on a number of factors, including the successful commercialization of our products, progress in and scope of our research and development activities, changes in or termination of our existing collaboration and licensing arrangements, costs and magnitude of product or technology acquisitions and our need for manufacturing capacity. Consequently, management will retain a significant amount of discretion over the allocation of these proceeds. Because of the number and variability of factors that will determine the use of the net proceeds of this offering, how we spend these proceeds may vary substantially from our current intentions.

     AS A NEW INVESTOR IN OUR COMMON STOCK, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR SHARES.

     The initial public offering price will be substantially higher than the net tangible book value per share of our common stock which, as of December 31, 1999 on a pro forma basis for our issuance of Series B preferred stock in February 2000, was $0.87 per share. If you purchase our common stock in this offering you
will incur immediate substantial net tangible book value dilution of $     per
share, or $     per share if the underwriters exercise their over-allotment option in full. You will incur additional dilution upon the exercise of outstanding stock options and warrants. See "Dilution" on page 23 for a more detailed discussion of dilution.

     SOME PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW MAY DELAY OR PREVENT A TAKEOVER AND SUPPRESS OUR STOCK PRICE.

     Some provisions in our certificate of incorporation and bylaws may have the effect of delaying, deferring or preventing an acquisition, merger or other change of control of Cellomics, despite the possible benefits to our stockholders, or otherwise adversely affect the price of our common stock. These provisions include the following:

     - the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

     - a staggered board of directors;

     - a limitation on who may call special meetings of stockholders; and

     - advance notice requirements for nomination for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     In addition to these provisions, we are subject to certain Delaware laws, including one that prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. The provisions of our certificate of incorporation and bylaws and Delaware law may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or could adversely affect the market price of, and the voting and other rights of the holders of, our common stock. As a result, the market price of our common stock could be adversely affected.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of factors, including, among other things:

     - failure to successfully commercialize our products and technologies;

     - market acceptance of our products and technologies;

     - relationships with our collaboration partners;

     - ability to enter into future collaboration agreements;

     - general economic and business conditions, both nationally and in our markets;

     - our expectations and estimates concerning future financial performance and financing plans;

     - competition and technological change;

     - future regulations that may affect our business; and

     - other factors set forth under "Risk Factors" in this prospectus.

     In addition, in this prospectus, the words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions, as they relate to Cellomics, Inc., our business and our management, are intended to identify forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the shares of common
stock in this offering will be approximately $          , or $          if the
underwriters exercise their over-allotment option in full. "Net proceeds" are what we expect to receive after paying the underwriters' discounts and commissions and other expenses of the offering. For the purposes of estimating
net proceeds, we are assuming an initial public offering price of $       per
share.

     We intend to use these net proceeds primarily for:

     - technology research and product and services development;

     - scale-up of sales and marketing;

     - capital expenditures;

     - working capital; and

     - general corporate purposes.

     We expect to use approximately $1.7 million for the payment of dividend arrearages to all of our preferred stockholders in accordance with the terms of our preferred stock. We may also use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development and commercialization efforts, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, competitive forces, sales and marketing activities, changes in or termination of existing collaboration and licensing arrangements and our need for manufacturing capacity. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. Other than the approximately $1.7 million for the payment of dividend arrearages, we have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds of this offering. Pending such uses, we intend to invest the net proceeds of this offering in short-term, investment-grade interest-bearing securities or guaranteed obligations of the U.S. government.

                                DIVIDEND POLICY

     We have never declared or paid and do not anticipate declaring or paying any cash dividends on our common stock in the near future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

                                 CAPITALIZATION

     The following table shows:

     - our capitalization and short-term debt on December 31, 1999;

     - our capitalization and short-term debt on December 31, 1999, on a pro forma basis giving effect to the sale of our Series B preferred stock completed after December 31, 1999 for aggregate proceeds of $6.5 million, the conversion of $1.8 million in demand notes, plus accrued interest, into our Series B preferred stock, and the conversion of our Series A and Series B preferred stock into common stock; and

     - our capitalization and short-term debt on December 31, 1999, on a pro forma as adjusted basis, giving further effect to the sale of shares of our common stock in this offering, assuming an initial public
       offering price of $          per share, after deducting underwriting
       discounts, commissions and estimated offering expenses.

                                                                    AS OF DECEMBER 31, 1999
                                                        -----------------------------------------------
                                                                          PRO             PRO FORMA
                                                          ACTUAL         FORMA         AS ADJUSTED (1)
                                                        ----------     ----------     -----------------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Cash and cash equivalents.............................   $  1,341       $  7,872
                                                         ========       ========           ========
Current maturities of long-term debt..................   $    911       $    911
                                                         ========       ========           ========
Long-term debt less current maturities................   $  3,745       $  2,036
                                                         --------       --------           --------
Mandatorily redeemable convertible preferred stock,
  $.01 par value; 2,024,500 shares authorized,
  1,966,618 shares issued and outstanding, actual; no
  shares authorized, issued, or outstanding pro forma
  and pro forma as adjusted...........................     12,153             --
                                                         --------       --------           --------
Stockholders' equity (deficit):
  Preferred stock, $.01 par value; no shares
     authorized, issued or outstanding, actual and pro
     forma; 5,000,000 shares authorized, no shares
     issued and outstanding, pro forma as adjusted....         --             --
  Common stock, $.01 par value, 5,000,000 shares
     authorized, 1,184,319 shares issued and
     outstanding, actual, 3,844,612 shares issued and
     outstanding pro forma; 50,000,000 shares
     authorized,      shares issued and outstanding,
     pro forma as adjusted............................         12             39
  Additional paid-in capital..........................      1,203         20,244
  Deferred compensation...............................       (299)          (299)
  Accumulated deficit.................................    (16,650)       (16,650)
                                                         --------       --------           --------
Total stockholders' equity (deficit)..................    (15,734)         3,334
                                                         --------       --------           --------
Total capitalization..................................   $    164       $  5,370           $
                                                         ========       ========           ========

---------------
     (1)  The number of shares pro forma as adjusted for this offering excludes:

         - 742,900 shares of common stock reserved for issuance under our stock option plans, of which 412,900 shares were subject to outstanding options as of February 26, 2000, at a weighted average exercise price of $0.56; and

         - 445,970 shares of common stock issuable on exercise of outstanding warrants as of February 26, 2000, at a weighted average exercise price of $7.69.

                                    DILUTION

     "Net tangible book value" is our total assets minus the sum of our total liabilities, mandatorily redeemable convertible preferred stock and intangible assets. "Net tangible book value per share" is net tangible book value divided by the number of shares of common stock outstanding. At December 31, 1999, we had a pro forma net tangible book value of $3.3 million, or $0.87 per share, of common stock after giving effect to the sale of shares of Series B preferred stock completed after December 31, 1999 for aggregate proceeds of approximately $6.5 million, the conversion of $1.8 million in demand notes, plus accrued interest, into Series B preferred stock, and the conversion of our Series A and Series B preferred stock into common stock upon closing of this offering, as if such conversion had occurred on December 31, 1999. After giving effect to the sale of shares of common stock in this offering at an assumed initial public
offering price of $     per share after deducting underwriting discounts and
commissions and estimated offering expenses, our pro forma net tangible book
value at December 31, 1999 would have been $     million, or $     per share.
This represents an immediate increase in net tangible book value of $     per
share to existing stockholders and an immediate and substantial dilution of
$     per share to new investors purchasing our common stock in this offering.
The following table illustrates this per share dilution.

  Assumed initial public offering price.....................            $
                                                                        -------
     Pro forma net tangible book value as of December 31,
      1999..................................................  $  0.87
     Increase in net tangible book value attributable to new
      investors.............................................
                                                              -------
  Pro forma net tangible book value as of December 31, 1999, after giving effect to this offering...................
                                                              -------   -------
  Dilution to new investors.................................            $
                                                              =======   =======

     The following table shows the difference between existing stockholders and new investors in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price paid per share. The table assumes that the initial public offering price will be
$          per share.

                                     SHARES PURCHASED        TOTAL CONSIDERATION         AVERAGE
                                    -------------------      -------------------          PRICE
                                     NUMBER     PERCENT       AMOUNT     PERCENT        PER SHARE
                                    --------    -------      --------    -------      --------------
Existing stockholders.............                    %      $                 %         $
New investors.....................
                                    --------     -----       --------     -----          --------
       Total......................               100.0%      $            100.0%
                                    ========     =====       ========     =====          ========

     The discussion and tables above assume no exercise of outstanding options or warrants to purchase shares of common stock. As of December 31, 1999, there were 430,000 shares of common stock authorized for issuance under our stock option plans, of which 355,400 shares were subject to outstanding options, at a weighted average exercise price of $0.56, and 445,970 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 1999, at a weighted average exercise price of $7.69. To the extent that any outstanding options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     The statement of operations data for each of the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 have been derived from our financial statements included elsewhere in this prospectus which have been audited by PricewaterhouseCoopers LLP, independent accountants. The statements of operations data for the period from May 3, 1995, the date of inception, to December 31, 1995 and the year ended December 31, 1996, and the balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from our audited financial statements not included in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future period. The data presented below have been derived from financial statements that have been prepared in accordance with accounting principles generally accepted in the United States and should be read with our financial statements, including the notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

     The pro forma net loss per share for the year ended December 31, 1999 assumes conversion of the Series A preferred stock outstanding at December 31, 1999 into common stock on a one for one basis on January 1, 1999, or the date of issuance if later. The Series A preferred stock will automatically convert into common stock upon the closing of this offering.

     The pro forma balance sheet data presented below give effect to the sale of shares of our Series B preferred stock after December 31, 1999 for aggregate proceeds of approximately $6.5 million, the conversion of $1.8 million in demand notes, plus accrued interest, into Series B preferred stock, and the conversion of our Series A and Series B preferred stock into common stock upon the closing of this offering, as if such conversion had occurred at December 31, 1999. The
pro forma as adjusted balance sheet data reflect the sale of      shares of
common stock in this offering at an assumed initial public offering price of
$     per share, after deducting underwriting discounts and commissions and estimated offering expenses. You should read the selected financial data together with our financial statements and the sections of this prospectus entitled "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                              FROM DATE
                                            OF INCEPTION                   YEAR ENDED DECEMBER 31,
                                          (MAY 3, 1995) TO    -------------------------------------------------
                                          DECEMBER 31, 1995      1996         1997         1998         1999
                                          -----------------   ----------   ----------   ----------   ----------
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues................................      $     36        $      363   $      395   $    2,273   $    3,390
Operating costs and expenses:
  Costs of product sales................            --                --           --           --          405
  Research and development..............            57               257        1,486        3,909        9,130
  Selling, general and administrative...            83               578        1,334        1,802        3,623
  Amortization of deferred
    compensation........................            --                --           --           71          207
                                              --------        ----------   ----------   ----------   ----------
    Total operating costs and
      expenses..........................           140               835        2,820        5,782       13,365
Loss from operations....................          (104)             (472)      (2,425)      (3,509)      (9,975)
Interest income (expense), net..........            (1)               (5)         (13)          14         (160)
                                              --------        ----------   ----------   ----------   ----------
Net loss................................      $   (105)       $     (477)  $   (2,438)  $   (3,495)  $  (10,135)
Accrued dividends and accretion on
  mandatorily redeemable convertible
  preferred stock (1)...................            --                --           --         (518)        (933)
                                              --------        ----------   ----------   ----------   ----------
Net loss attributable to common
  stockholders..........................      $   (105)       $     (477)  $   (2,438)  $   (4,013)  $  (11,068)
                                              ========        ==========   ==========   ==========   ==========
Net loss per share-basic and diluted....      $  (0.19)       $    (0.47)  $    (2.16)  $    (3.48)  $    (9.36)
                                              ========        ==========   ==========   ==========   ==========
Shares used to compute basic and diluted
  net loss per share....................       542,857         1,015,738    1,128,650    1,152,244    1,182,003
                                              ========        ==========   ==========   ==========   ==========
Pro forma net loss per share (2)........                                                             $    (3.26)
                                                                                                     ==========
Shares used to compute pro forma net
  loss per share (2)....................                                                              3,111,551
                                                                                                     ==========

---------------
    (1) The increase in net loss attributable to common stockholders due to accretion on mandatorily redeemable convertible preferred stock will not occur after this offering because all of the outstanding preferred stock will be converted to common stock upon the closing of this offering.

    (2) See Note 9 to our financial statements for an explanation of the number of shares used in computing pro forma net loss per share and the pro forma net loss attributable to common stockholders.

                                                                  AS OF DECEMBER 31,
                                        -----------------------------------------------------------------------
                                        1995    1996      1997      1998                    1999
                                        ----   -------   -------   -------   ----------------------------------
                                                                                                     PRO FORMA
                                                                              ACTUAL    PRO FORMA   AS ADJUSTED
                                                                             --------   ---------   -----------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............  $ 3    $ 1,389   $   319   $   662   $  1,341    $ 7,872
Working capital (deficit).............   (8)     1,375      (806)      409     (1,223)     3,984
Total assets..........................   72      1,679       745     3,963      5,860     12,379
Total long-term debt less current
  maturities..........................   --         --       500       653      3,745      2,036
Mandatorily redeemable convertible
  preferred stock.....................   --         --        --     6,252     12,153         --
Total stockholders' equity
  (deficit)...........................   36      1,385    (1,053)   (4,994)   (15,734)     3,334

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the "Selected Financial Data," and the accompanying financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements which involve risks and uncertainties. Our actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include those discussed in "Risk Factors" and elsewhere in the prospectus.

OVERVIEW

     Since inception, we have been devoted primarily to the development of high content screening products consisting of instrumentation, fluorescence-based reagents and assays, data and information management software and cellular bioinformatics. We are producing technologies and products that are designed to extend the power of genomics by defining the cellular functions of genes and proteins. Our initial commercialization focus is the pharmaceutical and biotechnology industries. To fund and validate our product development, we entered into collaboration agreements with Johnson & Johnson, Merck & Co. and Warner Lambert. Under these agreements, we received funding for the development of prototype instrumentation and assays for beta testing. To date, our revenues have been principally derived from these collaboration agreements and from grants. In November 1999, we sold our first commercial products, the ArrayScan II and Cellomics Store. We are now selling these products as well as our HitKits, custom assays and assay development contracts and we expect to generate additional revenue from the release of new products.

     Since our inception, we have incurred losses each year. Through December 31, 1999, we had an accumulated deficit of approximately $16.6 million. Our losses have resulted principally from costs incurred in research and development, and from selling, general and administrative costs associated with our operations. We expect to make significant expenditures in further commercializing our products and in the research and development of future products. Therefore, we expect to incur additional losses for the foreseeable future.

RESULTS OF OPERATIONS

  YEARS ENDED DECEMBER 31, 1999 AND 1998

     Revenues. We recognize revenues from product sales upon shipment of the product to the customer. We recognize development and collaboration agreement and grant revenues on a straight-line basis over the contract period or as work is performed. Where prototype instruments are delivered under collaboration agreements, we recognize revenues when the prototype is shipped to the customer. When payment for revenues under maintenance, support or assay development contracts is received in advance of the services performed, we record deferred revenue related to these agreements. Revenues increased to $3.4 million for the year ended December 31, 1999 compared to $2.3 million for 1998. The increase was attributable to our sales of ArrayScan II and Cellomics Store products beginning in November 1999. In addition, we recognized increased revenues associated with a grant awarded in September 1998 by the Defense Advanced Research Project Agency, or DARPA, due to a full year of activity during 1999.

     Costs of Product Sales. Costs of product sales consist primarily of labor and material costs. Costs of product sales were $405,000 for the year ended December 31, 1999 due to the sale of commercial products beginning in November 1999. There were no commercial product sales or costs related to product sales in 1998.

     Research and Development Expenses. Research and development expenses consist primarily of salaries and related personnel costs, materials costs, amounts paid to consultants and contractors and other expenses related to the design, development, testing and enhancement of our products. We expense research and development costs as they are incurred. Research and development expenses increased to $9.1 million for the year ended December 31, 1999 compared to $3.9 million for 1998. The increase was primarily attributable to increased costs associated with the development of prototype instrument products under a development and manufacturing agreement with Zeiss, hiring of additional personnel in product development and a full year of costs associated with the DARPA grant. We expect our research and development costs to increase over the next several years as we expand our research and development efforts.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of salaries and related personnel costs for executive, sales, marketing, finance and other administrative personnel, marketing expenses, recruiting expenses, professional fees, facility costs, legal expenses associated with intellectual property and other corporate expenses including business development. Selling, general and administrative expenses increased to $3.6 million for the year ended December 31, 1999 compared to $1.8 million for 1998. The increase was attributable primarily to the hiring of senior management and sales personnel, marketing costs associated with the commercialization of our initial products and other general costs necessary to support the expansion of our business. We expect selling, general and administrative expenses to continue to increase over the next several years to support the commercialization of our products and our growing business activities.

     Amortization of Deferred Compensation. Deferred compensation for options granted to employees represents the difference between the fair value of our common stock and the exercise price of the options at the date of grant. We account for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and comply with disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Deferred compensation for options granted to consultants has been determined in accordance with SFAS 123 as the fair value of the equity instruments issued. For the years ended December 31, 1998 and 1999, we recorded deferred stock compensation of $259,000 and $318,000, respectively. This amount is initially recorded as a reduction of stockholders' equity and is being amortized over the vesting period of the options, generally four years, using an accelerated method. We recorded amortization of deferred compensation of $71,000 and $207,000 for the years ended December 31, 1998 and 1999, respectively. The amortization expense relates to options awarded to employees in all operating categories.

     Interest Income (Expense), Net. Interest expense for the year ended December 31, 1999 increased to $302,000 from $44,000 in 1998, due primarily to additional borrowing under equipment financing lines of credit and a senior term note. Interest and other income for the year ended December 31, 1999 increased to $141,000 from $59,000 in 1998. The increase is due to higher average cash balances in 1999.

     Provision for Income Taxes. We incurred net operating losses for the year ended December 31, 1999 and 1998 and consequently, we did not pay any federal, state or foreign income taxes. As of December 31, 1999, we had federal and state net operating loss carryforwards of approximately $15.5 million. We also had federal research and development tax credit carryforwards of approximately $725,000. If not fully utilized, the net operating losses and credit carryforwards will expire at various dates beginning in 2015 through 2019. If not fully utilized, the state of Pennsylvania net operating losses will expire at various dates beginning in 2005 through 2009. Utilization of net operating losses and credit carryforwards will be subject to an annual limitation due to the change in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation will likely result in the expiration of net operating losses and credits before utilization. Management believes that there is sufficient uncertainty regarding the realization of deferred tax assets such that a full valuation allowance is appropriate.

  YEARS ENDED DECEMBER 31, 1998 AND 1997

     Revenues. Revenues increased to $2.3 million for the year ended December 31, 1998 compared to $394,935 for 1997. The increase was primarily derived from revenues from collaboration agreements with Johnson & Johnson, Merck and Warner Lambert and from work performed under the DARPA grant awarded to us in September 1998.

     Research and Development Expenses. Research and development expenses totaled $3.9 million for the year ended December 31, 1998 compared to $1.5 million for 1997. The increase was primarily attributable to increased costs associated with the collaboration agreements as well as additional costs associated with the DARPA project.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses totaled $1.8 million for the year ended December 31, 1998 compared to $1.3 million for 1997. The increase was primarily due to increased personnel and facility costs to support our growth, increased legal expenses associated with intellectual property and increased corporate expenses associated with business development.

     Amortization of Deferred Compensation. We recorded deferred compensation of $259,344 and amortization of deferred compensation of $71,242 for the year ended December 31, 1998. For the year ended December 31, 1997, we recorded no deferred compensation or amortization of deferred compensation.

     Interest Income (Expense), Net. Interest expense for the year ended December 31, 1998 increased to $43,944 from $37,950 in 1997 due primarily to the interest expense associated with our equipment financing line of credit. Interest and other income for the year ended December 31, 1998 increased to $58,555 from $25,309 in 1997. The increase was due to higher average cash balances in 1998.

     Provision for Income Taxes. We incurred net operating losses for the year ended December 31, 1998, and consequently we did not pay any federal, state or foreign income taxes. As of December 31, 1998, we had federal and state net operating loss carryforwards of $6.2 million. We also had federal research and development tax credit carryforwards of approximately $283,000.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations from inception primarily from the sale of common and preferred stock, collaboration agreements and grants, equipment financing arrangements, a senior term loan and recently from revenues from initial product sales. Through December 31, 1999, we had received proceeds of $13.0 million from the issuances of equity securities and $6.4 million from product sales, collaboration agreements and grants. In addition, we received $5.1 million from debt financings.

     As of December 31, 1999, we had cash and cash equivalents of $1.3 million and borrowing availability of $2.8 million under an equipment financing arrangement. Cash used in operating activities increased to $7.2 million for 1999 compared to $4.3 million in 1998. The increase was primarily due to increased losses associated with the expansion of the business partially offset by revenues from product sales and collaboration agreements and grants.

     Capital expenditures for property and equipment were $205,421, $1.4 million and $1.1 million in 1997, 1998 and 1999, respectively. We expect to continue to make significant investments in the purchase of property and equipment to support our expanding operations.

     We received $6.1 million and $9.2 million from financing activities in 1998 and 1999, respectively, which consisted principally of net proceeds of $10.2 million from the sale of preferred stock and $5.6 million from proceeds from debt financings. In September 1998, we entered into a $1.5 million non-revolving equipment financing line of credit. At December 31, 1999, we had borrowed approximately $1.5 million under the line of credit and, net of repayments, approximately $1.2 million was outstanding with interest rates at 12.7% to 12.9%. In June 1999, we entered into a $1.5 million senior term loan payable in thirty equal monthly installments commencing after a six-month interest-only period. The term loan is secured by our assets including all of our intellectual property but excluding $5.0 million in equipment acquired under separate equipment financing facilities. Upon the closing of this offering, the liens on our intellectual property will be released. At December 31, 1999, $1.5 million was outstanding under the term loan at an interest rate of 12.5%. In July 1999, we entered into a $3.0 million non-revolving equipment financing facility. At December 31, 1999, we had borrowed approximately $227,000 under that facility with interest rates at 11.0% to 12.0%. As of December 31, 1999, we had approximately $52,000 in capitalized lease obligations outstanding.

     On February 23, 2000, we issued Series B preferred stock for gross proceeds of $6.5 million. In addition, $1.8 million of demand notes, plus accrued interest, converted by their original terms and conditions into Series B preferred stock.

     On February 3, 2000, we entered into a development, manufacturing and supply agreement with Zeiss which supercedes an agreement we entered into in April 1998. Additionally, we have capital expenditure commitments to Zeiss of $1.2 million during 2000. In connection with this agreement, we agreed to reimburse Zeiss for an additional $2.0 million for development costs incurred by Zeiss through December 31, 1999. These amounts are to be repaid during 2000 and 2001 in equal installments of $1.0 million.

     Our capital requirements depend on numerous factors, including the status of our product development and commercialization efforts, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, competitive factors, sales and marketing activities, changes in, or termination of, existing licensing arrangements and our need for manufacturing capacity. We expect to devote substantial capital resources to continue our research and development efforts, to expand our support and product development activities and for other general corporate activities. We believe that the net proceeds of this offering, together with existing cash and marketable securities, borrowings under equipment financing arrangements and anticipated cash generated from product sales, will be sufficient to support our operations through 2001. We could require additional financing in the future which may not be available when needed or under favorable terms and conditions. Our failure to raise capital when needed may harm our business and operating results. To the extent that we raise additional capital by issuing equity securities, stockholders will experience dilution.

IMPACT OF INFLATION

     The effect of inflation and changing prices on our operations was not significant during the periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. Under the statement, every derivative is recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement requires that changes in the fair value of a derivative be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal years beginning after June 15, 2000 and is not anticipated to have a material impact on our results of operations or financial condition.

DISCLOSURE ABOUT MARKET RISK

  INTEREST RATE RISK

     We currently maintain an investment portfolio of primarily money market investments and certificates of deposits with maturities of less than 90 days. The securities in our investment portfolio are not leveraged and, due to their short-term nature, are subject to minimal interest rate risk. Therefore, we currently do not hedge interest rate exposure. Due to the short term maturities of these investments, we do not believe that an increase in market rates would have any significant negative impact on the realized value of our investment portfolio. However, an increase in interest rates may negatively impact the interest expense on undrawn equipment financing.

  FOREIGN CURRENCY RATE FLUCTUATIONS

     Our commitments to Zeiss described above are denominated in Deutsche Marks. Also, under our agreement with Zeiss, the ArrayScan Kinetics Workstation, ArrayScan Kinetics Reader and Zeiss' Ultra High Throughput System will be sold to us at a transfer price denominated in Deutsche Marks. This will create an exposure to foreign currency rate fluctuations. Any foreign currency revenues and expenses are translated using monthly average exchange rates prevailing during the year and any transaction gains and losses are included in net income. We may use hedging instruments including forward contracts to minimize any foreign currency rate fluctuation exposure. We cannot assure you that any hedging transaction will adequately protect us against currency rate fluctuations or that these transactions will not result in losses to us.

YEAR 2000 COMPLIANCE

     The Year 2000 issue refers generally to the problems that some software may have in distinguishing whether "00" means 1900 or 2000 and the potential for the creation of erroneous data or systems failures which could disrupt normal business activities. Due to the fact that we are a relatively new company and have planned for Year 2000 effects, we have not incurred material expenses associated with Year 2000 compliance.

     Many of our products contain our software or third party software programs. Our software programs were designed to be Year 2000 compliant and as of March 3, 2000, we have not experienced any material difficulties. Nevertheless, we do use and rely on a wide variety of information technologies, computer systems and scientific and manufacturing equipment containing computer-related components (such as programmable logic controllers and other embedded systems). As a result, time-sensitive functions of those software programs and equipment may yet misinterpret dates after January 1, 2000 to refer to the twentieth century rather than the twenty-first century. Although we do not anticipate any material problems, we could suffer system or equipment shutdowns, failures or miscalculations. Such conditions could result in inaccuracies in computer output or disruptions of operations, including, among other things, inaccurate processing of financial information and/or temporary inabilities to process transactions, manufacture products, or engage in similar normal business activities.

     In addition, although all of our significant suppliers and our significant service providers indicated that they were or expected to be Year 2000 compliant by December 31, 1999, and although as of the date of this prospectus we are not aware of any material Year 2000 compliance problems with these third parties' systems, we cannot be certain that the representations of these third parties were accurate or that their systems are or will continue to be Year 2000 compliant. If any of our significant suppliers or significant service providers experience Year 2000 compliance problems and we are unable to replace them with alternate sources, our business would be harmed.

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

                                    BUSINESS

OVERVIEW

     We are pioneering the emerging field of cellomics in an effort to extend the recent advances in genomics, the study of genes, and proteomics, the study of proteins. Cellomics is the study of all the molecules comprising a cell, as well as their interactions in space and over time, that bring about cellular functions. It is at the level of the cell where normal genes and proteins coordinate and perform life functions and where abnormal genes and proteins cause disease. We design our technologies and products to make drug discovery, basic biomedical research and clinical diagnostics, more productive and cost effective by providing in-depth knowledge about cells and cellular functions. We are developing and commercializing an integrated product platform, including:

     - high content screening products to measure the physical position and activity over time of cells and cellular components;

     - informatics products to extract information about cells, cellular components and their functions; and

     - cellular bioinformatics products to create new knowledge about cells.

     We began commercializing our high content screening and informatics products to the drug discovery market in late 1999. The pharmaceutical industry spent more than $24 billion in 1999 for products intended to improve the productivity of the drug discovery process. We developed our initial products through early technology access programs with Johnson & Johnson, Merck & Co., Inc. and Warner-Lambert Company. We are also developing a number of high content screening systems in collaboration with Zeiss. We are also developing our minaturized high content screening platform, called the CellChip System. In addition, we are designing our Cellomics Knowledgebase to capture proprietary and public domain cellular information, thereby creating a "virtual cell." We believe that, in the same way the introduction of automated DNA sequencers and searchable genomics databases created a substantial market opportunity for genomics companies, the development of high content screening and our searchable Cellomics Knowledgebase has the potential to create a substantial market opportunity for us.

INDUSTRY BACKGROUND

  THE CELL

     The cell is the fundamental unit of life and the building block of all living organisms. The components of cells, such as genes and proteins, are incapable of independently reproducing themselves or responding to changes in their environment, and are not, themselves, alive. Thus, the cell is the most basic biological unit with these abilities. In the adult human, there are trillions of cells of approximately 200 types, each with a different function, but all with similar structures and internal workings. Every cell contains a copy of an organism's genetic blueprint, as well as the machinery required to turn the blueprint into proteins. These proteins perform the majority of cellular functions. In addition to proteins, cells also contain a variety of other molecules that are also vital for cellular function.

     All diseases, such as cancer and heart disease, are caused by the breakdown of normal cellular function as a result of abnormalities in genes and the expression of proteins. Research aimed at understanding how cells work may lead to the development of new drugs or therapies addressing disease at the cellular level. In addition, this understanding may lead to advances in other areas of life sciences including basic biomedical research, diagnostics and agriculture markets. A detailed knowledge of the workings of the cell builds on our present understanding of genomics and proteomics.

  GENOMICS AND PROTEOMICS

     Genomics is the study of deoxyribonucleic acid, or DNA, and messenger ribonucleic acid, or mRNA, which are the biomolecules that contain and convey the information required for protein production and for all cellular functions. DNA contains the genetic blueprint of all organisms. The complete sequence of an organism's DNA is called the genome. Interest in understanding the relationships between genes and disease

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

has generated a worldwide effort to identify and sequence genes, leading to the identification of new targets for drug discovery and gene therapy.

     Proteomics is the study of the structures, chemical modifications and functions of an organism's complete collection of proteins, the major targets for drug discovery. Proteins are the molecular machines of the cell that are responsible for performing the majority of cellular functions. The complete set of proteins within an organism is called the proteome. Interest in understanding the relationships between protein functions and disease has generated a global initiative to define the structure and function of every protein. This task is challenging because any given cell type expresses only ten to twenty percent of all genes. Furthermore, selected proteins are present only during a portion of the life cycle of a cell.

     Both genomics and proteomics provide important components of understanding cellular function and disease, but they do not provide a complete understanding of cellular function. Understanding how different genes and proteins act in tandem to perform functions at the cellular level is critical to improving productivity in drug discovery and other life sciences applications. It is at the cellular level that drugs affect target proteins involved in disease and where novel therapies should be directed.

  THE EMERGING FIELD OF CELLOMICS

     Cellomics is the study of all the molecules comprising a cell, as well as a complete description of their spatial and temporal distributions and activities that produce cellular function. The cellome is the complete collection of an organism's cells and cellular components, including genes and proteins. Unlike genomics and proteomics, cellomics is directed towards developing a complete description of all the characteristics, actions and interactions of cellular components. We believe that more fully understanding cellular function through cellomics will enable the more efficient, productive and cost-effective discovery and development of novel drugs and therapies, and improve the diagnosis and management of disease. The following diagram illustrates the cell as a functional machine which includes a number of components that are responsible for performing cellular functions:

                           THE GENE-TO-CELL CONTINUUM
[GRAPHIC SHOWING HOW DNA, RNA AND PROTEINS ARE PART OF THE CELLULAR FUNCTIONAL MACHINE]

  THE CURRENT DRUG DISCOVERY PROCESS AND ITS LIMITATIONS

     Drug development has historically been fueled by growing research and development investments by the pharmaceutical and biotechnology industries. Drug discovery and development is an expensive, time-consuming and risky process. The Pharmaceutical Research and Manufacturing Association estimates that pharmaceutical companies spent approximately $24 billion, or 20% of sales, in research and development during 1999. This represented a 14.1% increase from 1998. Of the potentially hundreds of thousands of compounds screened in a drug discovery program, less than 1 in 1,000 will become new drug candidates and

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

only about 20% of these will complete human clinical trials and receive regulatory approval. Only about 30% of drugs that are commercialized ever recover their development costs. Pharmaceutical and biotechnology companies have realized that, to stay competitive and meet their goals for growth, they will have to significantly increase the number of new drugs introduced each year. Because government agencies rigidly define and highly regulate the pre-clinical and clinical trial phases of the development of new drugs, companies can impose little control over the costs of these phases. As a result, drug companies are increasing their focus on the drug discovery stage to enhance productivity and reduce costs.

     The drug discovery process is composed of four steps: target identification, target validation, primary screening and lead optimization.

     - Target identification characterizes the role a particular protein plays in cellular function in order to determine whether it might be a target for drug discovery. While target identification has historically been a bottleneck in drug discovery, this step has been minimized by the dramatic increase in gene discovery, largely due to the emergence of genomics technology.

     - Target validation demonstrates that affecting the function of a particular target has a potential effect on the course of a disease. Traditional target validation depends primarily upon manual, benchtop biological research, which is expensive and slow. Target validation has not kept pace with increased productivity in target identification.

     - Primary screening tests a large collection of chemical compounds, or libraries, against validated targets to find "hits" or members of the library that affect the function of a particular target. During primary screening, hundreds of thousands of compounds may be screened for a single, simple measure of a target's biological activity. Over the last decade, automated high throughput and ultra high throughput screening systems have been introduced. These systems are capable of performing over 100,000 assays per day.

     - Lead optimization is the process of sorting through hits that emerge from primary screening to find compounds likely to have appropriate drug properties, including efficacy and low toxicity. Because of the improved efficiency in primary screening, lead optimization is now the major bottleneck in the drug discovery process. Traditionally, lead optimization has been based on manual, benchtop biological research that includes secondary screens, studies of the relationship between the structure and activity of compounds and cellular toxicity assays. This process is slow and expensive, usually employing single measurements of biological activity without capturing both time and space data from cells. This time and space data, which we call high content data, is important to the understanding of complex cell functions. In the absence of assay systems which provide high content data on cell functions, the pharmaceutical and biotechnology industries have historically been focused on a narrow range of targets, primarily the receptors on the surface of cells. However, cell functions involve not only the number and distribution of specific receptors localized on the surface of cells, but also the distribution and activity of other molecules on and within the cells. For example, the cycle of internalization of receptors to the inside of cells and back to the surface that regulates the responsiveness of many cells, involves numerous proteins in different locations within cells and exhibiting different activities. The ability to measure the time and space activities of these proteins in relationship to specific cell functions, such as receptor-based stimulation, is an important challenge for lead optimization.

     Pharmaceutical and biotechnology companies are striving to improve productivity in all four steps of the drug discovery process. To date, substantial improvements have been made at the target identification and the primary screening steps through significant investments in genomics and high throughput screening technologies. We believe that the key to relieving the bottleneck at lead optimization will be the development of products and technologies that produce high content data, information and ultimately knowledge of cellular functions. We also believe that the application of cellomics will make target validation more efficient. In addition, we believe that the large amount of time and space data that will be produced in high content, cell-based assays will require automation of the process from the level of instrumentation, management and mining of data, to the identification of lead compounds based on knowledge of the role of targets in cellular functions.

OUR SOLUTION

     We have pioneered an approach to the field of cellomics in an effort to increase the productivity of the drug discovery process. Our product platform is designed as an integrated solution to address the current bottlenecks in drug discovery. We believe that our products and technologies will provide the pharmaceutical and biotechnology industries with extensive information about cellular structure and function, in an automated fashion. Our platform seamlessly links the generation of data, the extraction of information and the creation of knowledge of the workings of the cell. We believe our products will allow researchers to narrow the focus of their discovery effort to more accurately identify and select compounds that have a higher chance of successfully completing the drug development process. Our solution involves the following elements:

     Create High Content Screening Technologies and Products. We have developed a high content screening technology which consists of instrumentation, reagents, protocols, and data and information management software. Together, this integrated platform provides high content biological information about time, space and activity of cells and cellular components, as it relates to a drug candidate's physiological impact on specific cellular targets within, on and between cells. Our high content screening platform is designed to provide insights into the potential efficacy and toxicity of a drug candidate on cells prior to initiating expensive pre-clinical testing and human clinical trials, in order to enable pharmaceutical companies to increase productivity. We believe that we are the first company to develop and deliver high content screening products to the pharmaceutical industry. For example, we have developed a high content screen that measures the internalization of specific receptors from the surface of the cell and defines their dynamic re-distribution within the cell, including their return to the cell surface. We believe our products and technologies will enable our customers to define the specific role that proteins play in cell functions such as receptor cycling. Furthermore, we believe our high content screening platform has broad applications across many segments of the life sciences industry.

     We believe the use of high content screening during lead optimization will significantly enhance the process of further qualifying hits resulting from high throughput screening. High throughput screening products for cell-based assays presently used in the primary screening step of drug discovery cannot produce time and space activity information required for high content screening. Our high content screening products directly measure the time and space activity of fluorescently labeled targets and other cellular components on, in and even between cells.

     Automate High Content Screening. Our high content screening products and technologies are designed to automate the instrumentation, assays and information management tools required to analyze cells. Just as the proliferation of automated DNA sequencing instruments led to a dramatic increase in the generation of vast amounts of genomic data and information, we believe that automation of high content screening systems will lead to a dramatic increase in cell-based data and information, thereby improving the productivity of the drug discovery process. Until now, most cell analysis methods used manual experimentation that did not keep pace with the automation of primary screening. In addition, due to the large volume of data generated in high throughput screening and high content screening, we believe it is essential to use an automated system to identify the compounds that have the most desirable effects on targets within cells. Our products are designed to automatically link together all of the results from the discovery process with the compounds, biological targets and cellular processes that are part of the screen. We believe this enables all of the higher level linkages to chemical informatics systems and bioinformatics tools that will permit the creation of new knowledge.

     Access, Manage and Mine Data for Decision Support. We believe that we are the leader in developing software tools and products to archive data from high content screens, perform data analysis, manage large numbers of assays in the total screening process and perform data mining on large data sets. The effective management and use of the massive volume of data being generated by both high throughput screening and by our high content screening systems are among the life sciences industry's most pressing issues. In

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

addition, to fully exploit the potential of our high content screening systems, researchers need innovative informatics tools to manage, analyze and mine the large volume of data being generated. We are designing our informatics products to provide an integrated informatics solution. To this end, our products are designed to offer a unique, user-friendly visualization environment, a robust object-oriented architecture built on top of industry standard database tools, powerful data and pattern analysis tools, and open interfaces for easy data exchange with a customer's existing information systems. In addition, our informatics products are designed to take advantage of a web browser-based interface that enables seamless access and integration of proprietary and public domain databases, including genomics, proteomics and the Cellomics Knowledgebase. We believe our informatics tools provide a platform for developing a more effective understanding of the cell, and increasing productivity in the drug discovery process.

     Create a Database which Leads to a Better Understanding of the Cellome. We believe that we are a leader in developing a searchable database of the molecular components and their interactions that occur in the cell. We are developing the Cellomics Knowledgebase, a proprietary, web-based, searchable database of the biochemical and molecular interactions that produce normal and abnormal cell functions. Our Cellomics Knowledgebase consists of a densely populated database of public domain "prior knowledge" in cell biology that can be abstracted using our proprietary search software, and proprietary knowledge generated from our high content screening systems.

     We are working to create a digital virtual cell through the integration of the Cellomics Knowledgebase with the continuum of our data-generating and information-extracting products. Our growing Cellomics Knowledgebase is designed to become a powerful predictive tool to permit better decisions on what targets to screen, what cell functions to measure and what types of chemical compounds to screen, as well as define potentially new cellular pathways. We believe the Cellomics Knowledgebase will become to the cellome what the genomics databases have become to the genome.

STRATEGY

     Our mission is to lead the emerging field of cellomics in order to extend the power of genomics and proteomics by defining the cellular functions of genes and proteins. We believe the field of cellomics will make life sciences research, including drug discovery, more productive and cost effective. Key elements of our strategy are as follows:

     Establish High Content Screening as the Standard for Drug Discovery. We are currently marketing our high content screening systems primarily to the pharmaceutical and biotechnology industries. It is our strategy to make high content screening an indispensable tool for drug discovery by broadly penetrating pharmaceutical, biotechnology and other research laboratories engaged in drug discovery. We have designed our instruments, assays and informatics products to meet the immediate needs and current standards of this market segment. We believe this segment provides the most immediate opportunity due to the large investment in research and development and the urgent need to improve the productivity of drug discovery.

     Broaden Our Assay Menu. We are developing a series of new classes of high content screening assays, including both the software modules and reagent kits, that will be used on our high content screening platforms. Each major cellular process will require a new class of assay including its own software module and will utilize multiple reagent kits. For example, the receptor internalization class of assay includes many different types of receptors, each requiring their own kit. We believe there are dozens of classes of assays each requiring multiple reagent kits that have the potential to generate follow-on sales.

     Expand into New Market Segments. We intend to use our proprietary assay technologies to expand high content screening into multiple markets. These markets include target validation in drug discovery, basic biomedical research, clinical diagnostics and agriculture. We also intend to use our high content screening platform to study the physiological impact of drugs on cells collected, or derived, from humans with individual genetic make-ups. In addition, we believe this approach, which we call PharmacoCellomics Profiling, will allow for pre-testing the response of a patient's cells to an accepted protocol or drug candidate, and better focus clinical trials on the optimal population of patients.

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     Migrate to the CellChip System. We are currently developing the CellChip
System. We believe the CellChip System is a revolutionary platform, incorporating the precision of high content screening into a miniaturized, more versatile product. We are designing the CellChip System to increase the productivity of the drug discovery process by combining high throughput screening and high content screening onto the same miniaturized platform. We believe that our CellChip System will permit pre-packaged, complex cell assays to be performed simply, quickly and at less cost per assay than presently performed using microplates and will accelerate the use of cell-based assays in all fields of life sciences.

     Create the Leading Searchable Repository of Cellomics Knowledge. We are striving to create the leading searchable repository of knowledge of the cellome by populating our Cellomics Knowledgebase with high content screening information and information obtained from the public domain. We intend to continually edit and refine our Cellomics Knowledgebase through reviews by a panel of scientists in the field of cell biology. We believe our Cellomics Knowledgebase will add significant value to researchers' understanding of the cellome, thereby increasing the productivity of the drug discovery process. We intend to commercialize the Cellomics Knowledgebase through the sale of subscriptions.

     Combine Our Strengths with the Strengths of Strategic Corporate
Partners. We intend to continue to enter into strategic partnerships to combine our core expertise in cell and molecular biology, imaging science, information management software, cellular, bioinformatics and cell patterning, with the strengths of corporate partners. Through these collaborations, we intend to access complementary technologies and strengthen our commercialization capabilities. We believe that strategic relationships with partners who have strong, existing market positions and development track records will speed market introduction, maintain high barriers to entry and reduce our research and development risk and capital outlay. For example, we have established a strategic relationship with Zeiss relating to our ArrayScan products and Zeiss' Ultra High Throughput Screening System. In addition, we have entered into a collaboration with ACLARA to incorporate their microfluidics technologies into our CellChip System. We also have exclusively licensed some key fluorescence technologies from Molecular Probes to incorporate into our reagent kits for the high content screening market.

OUR PRODUCTS

     Our products initially target a market segment consisting of approximately 140 pharmaceutical companies, nearly 2,000 biotechnology companies and over 1,000 academic and government laboratories. We believe our products have potential application in other life sciences markets. Our products are designed to seamlessly integrate the generation of data to the extraction of information, and ultimately create cellular knowledge. We generate cellular data using our proprietary portfolio of instruments, assays and reagents. The data generated is then stored, managed, analyzed and mined using our proprietary informatics products. Our cellular bioinformatics products, coupled with internally and externally generated information, are designed to build a virtual cell which maps the complex network of cellular components and their interactions. Our knowledge products aim to systematize, in a searchable, electronic format, our continuously evolving understanding of cellular biology. Our products and products in development are highlighted on the following page.

  HIGH CONTENT SCREENING PRODUCTS TO GENERATE DATA

     ArrayScan II. The ArrayScan II is an automated, high content screening instrument comprised of optics, automation hardware and software that scans standard microplates and analyzes fields of cells based on multi-color fluorescence imaging. Our ArrayScan II analyzes drug candidate interactions within, on and between cells with multi-color fluorescence assays measured at a single point in time. The system contains microplate scanning hardware, fluorescence excitation and emission optics, a solid state camera, a Pentium-based PC with powerful software-based analyses, a plate stacker for automated screens and database management capabilities. The system can control the temperature, humidity and other environmental parameters for simple live cell assays. We offer a number of versions of the ArrayScan II which have different software modules for various levels of assay analysis.

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

     ArrayScan Kinetics Workstation. We are developing our ArrayScan Kinetics Workstation to allow researchers to perform complete, automated high content screening on multiple plates of living cells. We have working prototypes of our ArrayScan Kinetics Workstation. The ArrayScan Kinetics Workstation is designed to operate under controlled growth conditions with random access compound delivery where time, or kinetic, information is critical. Random access compound delivery is designed to enable researchers to test the effects of drug candidates in cells at multiple points in time and under various growth conditions to assess interaction between drugs and cells or cell components, which may be useful in understanding toxicity and efficacy. The proprietary workstation includes many of the features of the ArrayScan II, as well as an advanced plate reader, 30-plate incubator stacker, on-board fluidic addition, compound storage, and automatic plate handling. Zeiss manufactures our ArrayScan Kinetics Workstation to our specifications under the terms of our collaboration. The ArrayScan Kinetics Workstation is designed to operate as a standalone screening workstation or in connection with Zeiss' Ultra High Throughput Screening System.

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

                    OUR PRODUCTS AND PRODUCTS IN DEVELOPMENT
--------------------------------------------------------------------------------

   PRODUCT CATEGORIES               PRODUCT                        DESCRIPTION                 STATUS
------------------------  ----------------------------  ---------------------------------  --------------
HIGH CONTENT SCREENING    ArrayScan II                  Automated, high content screening  Commercialized
PRODUCTS TO GENERATE                                    instrument and software for
DATA                                                    single point-in-time assays
                          ArrayScan Kinetics            Automated, fully integrated high   In development
                          Workstation                   content screening system with
                                                        reader, fluidic addition station,
                                                        and environmental control for
                                                        multiple point-in-time assays
                          ArrayScan Kinetics Reader     Automated high content screening   In development
                                                        instrument and software designed
                                                        for use with existing high
                                                        throughput screening automation
                                                        systems, to allow them to perform
                                                        multiple point-in-time-assays
                          Assay Software Modules and    Software modules and reagent kits  Commercialized
                          HitKit Reagents               optimized for high content
                                                        screening on our ArrayScan
                                                        systems
                          Custom Assay Development      Assay development services for     Commercialized
                                                        customers
                          CellChip System               Miniaturized cell analysis         In development
                                                        platform utilizing microfluidics
                                                        technology in collaboration with
                                                        ACLARA

INFORMATICS PRODUCTS TO   Cellomics Store               Data management software for       Commercialized
EXTRACT INFORMATION                                     managing, archiving and viewing
                                                        massive volumes of cell data
                          Cellomics Screen              Process management and data        In development
                                                        analysis software intended to
                                                        allow hits and leads to be easily
                                                        identified and verified
                          Cellomics Discover            Data visualization and mining      In development
                                                        software incorporating a web
                                                        browser-based interface and
                                                        seamless drill-down to examine
                                                        data in Cellomics Screen and
                                                        Cellomics Store, as well as
                                                        retrieve data from both
                                                        proprietary and public databases

CELLULAR BIOINFORMATICS   Cellomics Knowledgebase       Web-based, searchable database of  In development
PRODUCTS TO CREATE                                      cellular biochemical and
KNOWLEDGE                                               molecular interactions designed
                                                        to create a digital virtual cell
                          PharmacoCellomics Profiling   Searchable database that contains  In development
                                                        individual patient's cell
                                                        responses to lead compounds and
                                                        complements pharmacogenomics to
                                                        personalize drug discovery

     ArrayScan Kinetics Reader. We have designed our ArrayScan Kinetics Reader to allow researchers to integrate our high content screening system into the existing installed base of high throughput screening systems. We have working prototypes of our ArrayScan Kinetics Reader. The proprietary ArrayScan Kinetics Reader includes proprietary optics, hardware, environmental controls and software that have been optimized for kinetic measurements. As part of our collaboration with Zeiss, Zeiss is also responsible for manufacturing our ArrayScan Kinetics Reader according to our specifications.

     Assay Software Modules and HitKit Reagents. We have a growing portfolio of proprietary classes of assays, including software modules and reagent kits optimized for our ArrayScan systems. Our assays are designed to be used to monitor drug effects in a variety of therapeutic settings such as cancer, diabetes and infectious disease, as well as toxicity testing at the cellular level. The process of developing a new assay includes the selection of cell types, targets, fluorescence-based reagents, protocols and software programs. The complete kit incorporates the necessary reagents and protocols to run the assay. We are developing new Assay Software Modules for the new classes of assays being developed. We anticipate selling the Assay Software Modules as software plug-ins to our ArrayScan systems.

     Our HitKits include cells, multi-color fluorescence-based reagents and other consumables such as validated microplates, in order to understand a drug candidate's effect on a cell. Our first commercialized HitKits are designed for transcription factor activation, cell viability and receptor internalization. We are expanding our portfolio of assays to include, among others:

- cytotoxicity assays            - cell viability
- apoptosis                      - cell cycle indicators
- kinase enzyme activation       - cell movements
- neurite outgrowth              - protease enzyme activities

     Custom Assay Development. We provide screen development services on a contractual basis to support customers in the design, development and implementation of high content screening assays that are not already offered as finished HitKits and software modules. We offer custom assays through screen development support services, including the development of specific fluorescence-based reagents, software tools for analysis, and sample preparation and screening protocols.

     CellChip System. We are developing our CellChip System as a miniaturized, next-generation platform for combining high content screening and high throughput screening. Our CellChip System combines microarrays of cells with microfluidics, which we believe will represent a significant advance over the industry standard microplates. We are collaborating with ACLARA to develop our CellChip System by incorporating their microfluidic technologies. Our CellChip System utilizes small wafers of glass or plastic that are patterned with chemical and molecular domains that organize specific cells in microarrays. Our CellChip System is being designed to permit more rapid, sophisticated and cost-effective cell analyses than presently permitted by the current microplate format.

 INFORMATICS PRODUCTS TO EXTRACT INFORMATION

     Cellomics Store. We are currently marketing Cellomics Store, a software package that manages and archives the large volume of cell data and images that can be generated during screening. Cellomics Store allows for the visualization of biologically rich data generated from our ArrayScan instrument line, as well as existing high throughput screening instruments.

     Cellomics Screen. We are developing Cellomics Screen, a software package designed to manage the screening process and data analysis. Cellomics Screen analyzes screening runs, allowing hits and leads to be easily identified and verified. We are currently beta-testing this product.

     Cellomics Discover. We are developing Cellomics Discover, a software package that includes a web browser-based interface. Cellomics Discover provides data visualization and mining capabilities, and information retrieval from both proprietary and public databases. Cellomics Discover also provides seamless drill-down to examine data in Cellomics Screen and Cellomics Store. We are designing Cellomics Discover to automate quality assessment of screening data, and correlate high content screening and high throughput screening data with data from other databases such as genomics, proteomics and our Cellomics Knowledgebase.

  CELLULAR BIOINFORMATICS PRODUCTS TO CREATE KNOWLEDGE

     Cellomics Knowledgebase. We are developing our Cellomics Knowledgebase as a web browser-based product designed to facilitate the discovery of cellular knowledge about new targets, the interaction of targets within cellular pathways and cellular functions. Our Cellomics Knowledgebase is intended to be for the cell what searchable genomics databases have been with respect to the discovery of new genes from DNA sequences. The core of the Cellomics Knowledgebase is the biochemical and molecular wiring diagram of cells, which is the complex, interactive network of cellular components. We believe queries of the Cellomics Knowledgebase will allow new knowledge to be discovered concerning molecular interactions, pathway connections, cell functions and relationships among cell components across cell types and species. The complex results of queries can be displayed using our virtual cell visualization tool. In addition, proprietary databases derived from the Cellomics Knowledgebase are intended to contain profiling information on the impact of classes of compounds on targets, pathways, cell functions and cytotoxicity. The Cellomics Knowledgebase is also intended to integrate information from genomics, proteomics and gene expression profiles. The first volume of the Cellomics Knowledgebase is designed to organize around human cell types, but is expandable and searchable across species, cell functions, cell pathways and specific proteins and other cellular components. The Cellomics Knowledgebase is designed to systematize, in a searchable, electronic format, our continuously evolving understanding of cellular biology, encompassing not only cellular components, but also their complex interactions and interdependencies.

     PharmacoCellomics Profiling. We are developing a searchable database that will combine our high content screening products, informatics software and Cellomics Knowledgebase, to create a total platform to profile cells of specific patients. PharmacoCellomics complements pharmacogenomics, which is the profiling of the human population to define genetic subsets of the population that would be likely candidates for specific drugs. Our PharmacoCellomics product will contain the individual patient's cell responses to lead compounds, which we believe will significantly increase the potential of personalizing drug discovery. The first area we are exploring is cancer, where patient tumor cells can be accessed and used in high content screening to define the effect of experimental compounds.

PRODUCTS WE MARKET FOR ZEISS

     As part of our strategic relationship with Zeiss, we have entered into an agreement to sell and market their Ultra High Throughput Screening System in North America. Zeiss' Ultra High Throughput Screening System is a fully automated platform capable of screening over 100,000 compounds per day in the primary screening step of drug discovery. The system optimizes all process steps using advanced technologies for optical detection and automation to achieve high speed, flexibility and reliability. The system is modular and can be rapidly reconfigured for distinct types of screens. Our ArrayScan Kinetics Workstation can be directly coupled to Zeiss' system to shorten the drug discovery process by running primary cell-based screens and lead optimization screens in series.

SALES AND MARKETING

     We are initially selling our products to pharmaceutical and biotechnology companies. We believe our products are applicable to a broader range of life sciences markets. We sell our products in North America and Europe through a direct sales force experienced in selling capital equipment, reagents and development contracts to the pharmaceutical, biotechnology and other life sciences markets. The pre-sale and post-sale processes are supported by an executive business development team and a scientific and applications support staff. In addition we sell access to our future products through technology access programs. In addition to our own products, we provide exclusive marketing, sales, service and support for Zeiss' Ultra High Throughput Screening System in North America.

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

     We identify potential customers through a comprehensive marketing program coupled with personal lead development by our field sales force, executive management and scientists, as well as our scientific advisors. Led by an experienced marketing and product management staff, our marketing program includes direct mail programs, advertisements in market-specific journals, production of detailed product and technology literature, trade show exhibits, speaking engagements at scientific meetings, seminars, public relations and internet-based website marketing.

CORPORATE COLLABORATIONS AND TECHNOLOGY ACCESS PROGRAMS

     Carl Zeiss Jena, GmbH. In April 1998, we formed a collaboration with Zeiss, one of our early stockholders, relating to the development, manufacture and supply of the ArrayScan Kinetics Reader and the ArrayScan Kinetics Workstation. In February 2000, we entered into a new agreement with Zeiss that supersedes our 1998 agreement. Under the new agreement, Zeiss is responsible for the exclusive manufacture of our ArrayScan Kinetics Workstation and ArrayScan Kinetics Reader. Under the terms of our agreement, Zeiss will manufacture these products to our specifications. The arrangement also provides that both we and Zeiss cooperatively develop software interfaces designed to make Zeiss' Ultra High Throughput Screening System compatible with our data analysis and management software. Under the terms of the agreement, we are responsible for marketing, selling and servicing our products. The agreement sets forth the prices we will pay Zeiss for products they manufacture subject to renegotiation every two years. The agreement expires in January 2005, subject to early termination by either party after January 2002. In connection with entering into the February 2000 agreement, we agreed to reimburse Zeiss for certain development costs incurred through December 1999. We have agreed to pay Zeiss development costs under the terms of the February 2000 agreement.

     In February 2000, we also entered into a sales and marketing agreement with Zeiss. Under the terms of the agreement, we are responsible for the exclusive sale and marketing of Zeiss' Ultra High Throughput Screening System and related products in North America. We are also responsible for providing shipping, installation and other support activities, at our expense, for products sold in North America. During the term of the agreement, we may not sell in North America any products that compete with Zeiss' Ultra High Throughput Screening System or other related products developed by Zeiss. In the event that we do not comply with this provision of the agreement, Zeiss is entitled to terminate our exclusivity immediately. Under the terms of the agreement, we have agreed to purchase a minimum number of Zeiss products pursuant to the terms of the agreement. If we do not fulfill our requirements specified in the agreement, Zeiss has the right to either terminate our exclusivity or terminate the agreement in its entirety. We are free, under the terms of the agreement, to sell the Zeiss products in North America at a sales price we establish. We will retain all revenues from our sales of Zeiss' products in North America. The agreement expires in December 2005; however, either party may terminate the agreement on the occurrence of material breach by the other party or if the other party comes under control of a competitor of the terminating party.

     ACLARA Biosciences, Inc. In October 1999, we entered into an exclusive collaboration with ACLARA for the development of our CellChip System utilizing our cell patterning technologies and ACLARA's proprietary microfluidics technology. During the term of the agreement, we may not seek out another microfluidics partner and ACLARA may not partner with another entity to build microarrays of cells using its microfluidics technologies. We have established development budgets with ACLARA for the first year of the agreement and have agreed to develop budgets for succeeding years in good faith. In the event that we receive revenues from early access programs or commercialization of our products, we will enter into good-faith negotiations to determine division of those revenues. In the event the CellChip System is commercialized, we are responsible for manufacturing commercialized CellChip Systems. Further, ACLARA has agreed to enter into a supply agreement in the event the CellChip System is ultimately commercialized. Either party may terminate this agreement on the material breach of the other party. Under some circumstances, licenses that were granted between the parties during the term of the agreement may survive any termination of the agreement. Further, each party has the right to license from the other party additional technology related to the CellChip if requested within two years of termination.

     Molecular Probes, Inc. In April 1999, we entered into a license and supply agreement with Molecular Probes under which it licensed to us select proprietary fluorescence-based reagents on an exclusive worldwide basis for use in high content screening. We also obtained a non-exclusive worldwide license to sell these proprietary fluorescence-based reagents for use in ultra high throughput screening. Under the terms of the agreement, we are required to meet certain conditions to maintain exclusivity. We will also purchase all of our requirements for particular fluorescence-based reagents for use in high content screening and ultra high throughput screening from Molecular Probes, unless Molecular Probes is unable to meet our requirements. We paid Molecular Probes a license fee and agreed to pay continuing royalties based on specified annual sales revenues.

     Pharmaceutical Company Collaborations. We enter into technology access programs through which we give customers early access to our new products, along with technical support, training and individualized services. Through our technology access programs, we collaborate with our customers during the product development process in order to create products that closely meet the needs of the market. Our technology access programs assist us in focusing our technology and development efforts on areas that we believe will have the most impact on the market. To date, Johnson & Johnson, Merck and Warner Lambert have participated in our technology access programs. Typically, for the term of a technology access agreement, our customers will have non-exclusive or limited-time exclusive access to particular products in development.

MANUFACTURING

     We currently maintain a manufacturing facility for instrumentation, software products, and reagent kit production. Our manufacturing of the ArrayScan II predominantly involves a final assembly and testing activity using commercially available optical, mechanical and computer components combined with custom mounting assemblies and proprietary software. The ArrayScan Kinetics Workstation and ArrayScan Kinetics Reader manufacturing will involve software integration and testing of the electromechanical and optical system manufactured for us by Zeiss. We manufacture HitKits in our facility with a combination of our proprietary reagents and those we have exclusively licensed from Molecular Probes. We dispense, finish and test our products on site using our processes and to our specifications. Similarly, we manufacture our informatics and bioinformatics software products using industry standard procedures.

COMPETITION

     The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition. Currently, we compete with many companies, including major pharmaceutical, chemical and biotechnology companies that perform drug discovery and development and related tasks using alternative technologies. We have begun to encounter competition from companies which offer one or more components of high content screening, including integrated reagents, kits, applications, instrumentation and informatics. We expect to encounter intense competition from companies providing conventional drug discovery and development products based on established technologies and companies developing their own cellular analysis technologies.

     In order to compete against vendors of conventional products, we will need to demonstrate the advantages of our products and technologies over well-established alternative products and technologies. Moreover, we will need to demonstrate the potential economic value of our products relative to these conventional technologies and products. We will also need to compete effectively with companies developing their own cellular analysis technologies and products. Our future success will depend in large part on our ability to establish and maintain a competitive position in these and future technologies which we may not be able to do. Rapid technological development may result in our products or technologies becoming obsolete. Products offered by us could be made obsolete either by less expensive or more effective products based on similar or other technologies.

     Many of our competitors have or will have greater corporate, financial, operational, sales and marketing resources, and more experience in research and development than we have. Moreover, competitors may have greater name recognition than we do, and may offer discounts as a competitive tactic. We cannot assure you that our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products or that would render our technologies and products obsolete. Also, we may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future. Our success will depend in large part on our ability to maintain a competitive position with our technologies.

     Our competitive position also depends on our ability to:

     - attract and retain qualified personnel;

     - obtain patent protection or otherwise develop proprietary products or processes;

     - discover new technologies that improve the productivity of the drug discovery process; and

     - secure sufficient capital resources to complete product development and commercialization processes.

INTELLECTUAL PROPERTY RIGHTS

     We seek patent protection on cell-based screening assays and kits, cell array technologies, reagents, instrumentation, informatics technologies and bioinformatics. We currently own one issued U.S. patent and one allowed U.S. patent, and have over 40 U.S. patent applications pending, of which over 30 are provisional patent applications. In addition, we have patents pending in other countries and jurisdictions.

     Our patents and applications are directed at various technological areas which we believe are valuable to our business, including:

     - a wide variety of cell screening assays;

     - fluorescence-based reagents for cell screening;

     - cell array platforms;

     - microfluidic devices;

     - informatics software;

     - bioinformatics software; and

     - cell screening instrumentation, devices, and operating software.

     We hold one exclusive license covering nine issued U.S. patents for fluorescence-based reagents for high content screening, as well as two non-exclusive licenses for such reagents.

     We also rely upon trade secrets, know-how, trademarks, copyright protection, and continuing technological and licensing opportunities to develop and maintain our competitive position. Our practice is to require our employees, consultants, and outside scientific collaborators and consultants to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. In the case of employees, the agreement provides that all inventions conceived by the individual while employed by us will be our exclusive property. These agreements also provide that all confidential information developed by or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties, subject to limited exceptions.

     Patents may provide some degree of protection for our intellectual property. However, the assertion of patent protection involves complex legal and factual determinations and is therefore uncertain. In addition, the laws governing patentability and the scope of patent coverage continue to evolve, particularly in the areas of technology of interest to us. As a result, there can be no assurance that patents will issue from any of our patent applications or from applications licensed to us. The scope of any of our issued patents may not be sufficiently broad to offer meaningful protection. In addition, our issued patent or patents licensed to us may be successfully challenged, invalidated, circumvented or unenforceable so that our patent rights would not create an effective competitive barrier. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extents as do the laws of the United States. In view of these factors, our intellectual property positions bear some degree of uncertainty.

     Although we are not currently a party to any legal proceedings relating to our intellectual property, in the future, third parties may file claims asserting that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert such claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend against such claims, whether they are with or without any merit, whether they are resolved in favor of or against us or our licensors, we may face costly litigation and diversion of management's attention and resources. As a result of such disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, or at all, which could seriously harm our business or financial condition.

EMPLOYEES

     As of December 31, 1999, we had 85 full-time employees, eight in sales and marketing, 21 in informatics/bioinformatics, 26 in assay/kit development/manufacturing, 19 in research and development and 11 in administration. None of our employees are covered by collective bargaining agreements, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

SCIENTIFIC ADVISORY BOARD

     An important component of our scientific strategy is to establish collaborative relationships with researchers in our fields of interest. Our scientific advisors attend periodic meetings of our Scientific Advisory Board. None of our scientific advisors is employed by us, and they may have commitments to or consulting or advisory agreements with other entities that may limit their availability to us. These companies may also compete with us. In general, our scientific advisors hold stock options, own our stock and/or receive financial remuneration for their services. The following are the members of our scientific advisory board:

     Alan S. Waggoner, Ph.D. is the Director, Science and Technology Center at Carnegie Mellon University. He is a founder of Cellomics.

     Harold Craighead, Ph.D. is Director of the Nanobiotechnology Center and a Professor of Applied and Engineering Physics at Cornell University where he also served as Director of the National Nanofabrication Facility from 1989 to 1995.

     Richard Haugland, Ph.D. is the founder and since 1975 has been the President of Molecular Probes, Inc.

     Susan Henry, Ph.D. has been the Dean-Mellon College of Science of Carnegie Mellon University since 1991 and is also a Professor-Department of Biological Sciences at Carnegie Mellon University since 1987.

     Takeo Kanade, Ph.D. is a computer scientist/electrical engineer, a member of the National Academy of Sciences, and the Director of the Robotics Institute at Carnegie Mellon University.

     John S. Lazo, Ph.D. is a Professor and Chairman of Pharmacology at the University of Pittsburgh School of Medicine. He is also Co-Director of the Experimental Therapeutics Program at the Pittsburgh Cancer Institute and Visiting Scientist, Imperial Cancer Research Fund, University of Oxford, Oxford, U.K.

     Milan Mrksich, Ph.D. is Assistant Professor of Chemistry at the University of Chicago.

     Franklyn Prendergast, MD, Ph.D. is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Director of the Mayo Clinic Cancer Center where he has also served as the Chairman of the Biochemistry Department and a member of the Board of Governors of the Mayo Clinic and Foundation.

     Felix de la Iglesia, MD is the Vice President, Pathology and Experimental Toxicology at Warner Lambert/Parke-Davis Pharmaceutical Research since 1983.

     George N. Pavlakis, MD, Ph.D. is the Head of the Human Retrovirus Section at the National Cancer Institute.

FACILITIES

     Our research and development, manufacturing and administrative facilities are currently located in approximately 27,000 square feet of leased space in Pittsburgh, Pennsylvania. The lease for this space will expire in June 2001. We believe that our current facilities are adequate to meet our immediate needs. However, additional space may be required as we expand our research and development activities and production capability. We do not anticipate any significant difficulties in obtaining additional facilities, as necessary.

LEGAL PROCEEDINGS

     We are not currently party to any legal proceedings. However, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers, their ages and positions as of March 2, 2000 are as follows:

                       NAME                          AGE                            POSITION
                       ----                          ---                            --------
D. Lansing Taylor, Ph.D. ..........................  53     President and Chief Executive Officer, Director
R. Terry Dunlay....................................  41     Executive Vice President and Chief Information Officer
L. Robert Johnston, Jr. ...........................  39     Vice President and Chief Financial Officer
Michael A. Nemzek..................................  40     Chief Business Officer
Alan W. Seadler, Ph.D. ............................  51     Chief Operating Officer
William Busa, Ph.D. ...............................  48     Vice President, Bioinformatics
Jeff W. Paslay, Ph.D. .............................  53     Senior Vice President, Pharmaceutical Technology
Albert H. Gough, Ph.D. ............................  47     Vice President, Research and Development
John M. Boles......................................  63     Chairman of the Board and Director
Alan Mendelson.....................................  52     Director
James A. Sharp.....................................  45     Director
Arnold L. Oronsky, Ph.D. ..........................  59     Director

     D. Lansing Taylor, Ph.D. has served as our President and Chief Executive Officer since October 1996. Dr. Taylor is a founder of Cellomics. Dr. Taylor was a Professor of Biological Sciences and Vice-Dean of the Division of Molecular Sciences at Carnegie Mellon University from 1982 to 1998. He was also the Director of the Center for Fluorescence Research and Director of the National Science Foundation Center for Light Microscope Imaging and Biotechnology. Dr. Taylor previously co-founded Biological Detection Systems, Inc., a reagents and instruments company, in 1990 where he served as a director and a consultant. Prior to Carnegie Mellon University, Dr. Taylor was a Professor of Biology at Harvard University, where he pioneered fluorescence ratio imaging techniques. Dr. Taylor received his B.S. degree in Zoology from the University of Maryland and his Ph.D. in Cell Biology from the State University of New York, Albany.

     R. Terry Dunlay has served as our Executive Vice President and Chief Information Officer since February 2000. From October 1996 to February 2000, he served as our Executive Vice President. Mr. Dunlay is a founder of Cellomics. Mr. Dunlay held various positions, including President and Chief Executive Officer at Biological Detection, Inc., a software company, from 1996 to 1997 and Vice President of Engineering/ Director of Engineering at Biological Detection Systems, Inc., a reagents and instrumentation company, from 1992 to 1996. Mr. Dunlay received his B.S. degree in Electrical Engineering from the University of Pittsburgh and his M.S. degree in Electrical Engineering from Arizona State University.

     L. Robert Johnston, Jr. has served as our Vice President and Chief Financial Officer since November 1998. Prior to joining our company, Mr. Johnston was Senior Vice President, Finance and Chief Financial Officer at Oncormed, Inc., a cancer genetics/pharmacogenomics biotech company, from 1994 to 1998. Prior to Oncormed, Mr. Johnston held various positions including Assistant Treasurer at American Mobile Satellite Corporation, a telecommunications company in Reston, Virginia from 1990 to 1994. Mr. Johnston received his B.A. degree from the University of Virginia and his M.B.A. from the Darden Graduate School of Business at the University of Virginia.

     Michael A. Nemzek has served as our Chief Business Officer since February 2000. From December 1998 to February 2000, he was our Senior Vice President of Sales and Marketing. Prior to joining our company, Mr. Nemzek was previously Vice President, Marketing - Tropix Center of Excellence, PE Biosystems Division of Perkin Elmer Corporation, a life sciences company, from 1996 to 1998. Prior to Perkin Elmer, Mr. Nemzek was Vice President of Sales and Marketing at Genosys Biotechnologies, Inc., a manufacturer of custom synthetic DNA, peptides, genes and kit products from 1994 to 1996 and Vice President of Sales and

Marketing for Tropix, Inc., a manufacturer of non-isotopic reagents from 1991 to 1994. Mr. Nemzek received his B.A. degree in Chemistry from the University of North Carolina at Charlotte, his M.Sc. degree in Analytical Chemistry from North Carolina State University and his Master of General Administration in Marketing Management from the University of Maryland.

     Alan W. Seadler, Ph.D. has served as our Chief Operating Officer since February 2000. From January 1999 to February 2000, Dr. Seadler was our Vice President, Manufacturing and Operations. Dr. Seadler was Vice President for Technology Development and Reagent Manufacturing at Visible Genetics, Inc., a reagent/kit diagnostic company, from 1996 to 1999. Prior to Visible Genetics, he was a Site Manager for Amersham Life Science, Inc., a biomedical research and manufacturing firm, from 1995 to 1996. Dr. Seadler was the Vice President, Operations, General Manager at Biological Detection Systems, Inc., a reagents company, from 1991 to 1995. Dr. Seadler received his B.A. degree in Biology and Chemistry from Case Western Reserve University and his Ph.D. in Biology from the Case Western Reserve University.

     William Busa, Ph.D. has served as our Vice President of Bioinformatics since September 1999. Prior to joining our company, Dr. Busa was the consulting editor for the American Association for the Advancement of Science, Knowledge Environment Development Program from 1998 to 1999. Dr. Busa was also President of Memex Press, Inc., a technical publisher, from 1996 to 1999. Dr. Busa also served on the faculty of Johns Hopkins University for eleven years. Dr. Busa received his B.S. degree in the fields of Biological, Information and Computer Sciences at the University of California at Irvine and his Ph.D. in Zoology from the University of California at Davis.

     Jefferson W. Paslay, Ph.D. has served as our Senior Vice President Pharmaceutical Technologies since September 1998. Prior to joining our company, Dr. Paslay held various positions including General Manager at MDS-Panlabs, a screening services organization, from 1994 to 1998. Prior to MDS-Panlabs, he held various positions including Director, Chemical and Biological Screening at the Upjohn Company from 1981 to 1994. Dr. Paslay received his B.Sc. degree in Biology from the University of Mississippi, his M.Sc. degree in Microbiology (Immunology) from the University of Mississippi and his Ph.D. in Molecular Cell Biology (Immunology) from the University of Alabama, Birmingham.

     Albert Gough, Ph.D. has served as our Vice President Research and Development since May 1999. From December 1998 to May 1999, he served as our Vice President of Systems Engineering and from November 1996 to December 1998, he served as our Director of Drug Discovery Systems. Prior to joining our company, Dr. Gough was the Director of Imaging Technology at Carnegie Mellon University where he directed a project in the development of automated imaging systems for scientific research applications from 1993 to 1996. Dr. Gough received his B.S. degree in Biology from the University of Michigan and his Ph.D. in Biophysics from Carnegie Mellon University.

     John M. Boles has served as a director and the Chairman of our Board since our inception in 1995. Mr. Boles is a founder of our company. Mr. Boles has been engaged in the investment banking business since 1972 and has served for the last five years as Managing Partner of Boles Knop & Company LLC, an investment banking firm. Mr. Boles received his undergraduate degree from Lake Forest College, his M.S. from the University of Toronto and his M.B.A. from the University of Michigan.

     Alan Mendelson has served as a director since 1998. He is a co-founder and partner of Axiom Ventures, a venture capital firm which focuses on investing in biotech/hi-tech companies, for more than the past five years. Mr. Mendelson received his B.A. degree in Economics from Trinity College and his law degree from the University of Connecticut. Mr. Mendelson is a director of Ziplink Inc., a publicly traded company.

     Arnold L. Oronsky, Ph.D. has served as a director since 1998. He has been a general partner in InterWest Partners, a venture capital firm investing in the medical technology sector, since 1994. Dr. Oronsky received his B.A. degree from New York University and his Ph.D. from Columbia University, College of Physicians & Surgeons. Dr. Oronsky is a director of Corita Corporation, a publicly traded company and Coulter Pharmaceutical, Inc., a publicly traded company.

     James Sharp has served as a director since 1996. He has been the President, Microscopy Division of Carl Zeiss, Inc., a subsidiary of Carl Zeiss Jena, GmbH, since October 1999. From 1995 to 1999, Mr. Sharp
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

was a Senior Vice President of Carl Zeiss Jena, GmbH, a manufacturer of optical, scientific and industrial instruments. Mr. Sharp received a degree from The DeVry Institute of Technology.

COMPOSITION OF THE BOARD

     Our amended and restated certificate of incorporation and bylaws provide that the board of directors be divided into three classes of nearly equal number: Classes A, B and C. The term of office of directors comprising Class A expires at the next annual meeting of stockholders; the term of office of directors comprising Class B expires at the second annual meeting of stockholders; and the term of office of directors comprising Class C expires at the third annual meeting of stockholders. At each annual meeting of stockholders thereafter, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting of stockholders following election and until a successor will have been duly elected and will have qualified.

     Our bylaws authorize the board of directors to fix the number of directors at not less than one. The board of directors currently has five members. The board of directors has no present plans to increase the number of directors.

     There are no family relationships among any of our directors or executive officers.

     Our amended and restated certificate of incorporation requires the affirmative vote of holders of 80% of the issued and outstanding shares of common stock entitled to vote for the election of directors to remove any director or the entire board of directors. Under Delaware law, our directors can only be removed for "cause."

BOARD COMMITTEES

     Our board of directors currently has two committees: an audit committee and a compensation committee.

     The audit committee was established on March 18, 1998, and reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent accountants, the scope of the annual audits, the fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. The members of the audit committee are Messrs. Boles and Mendelson and Dr. Oronsky.

     The compensation committee was established on March 18, 1998, and recommends, reviews and oversees the salaries, benefits granting of options and stock plans for our employees, consultants and directors. The compensation committee also administers our compensation plans. The members of the compensation committee are Messrs. Boles and Mendelson and Dr. Oronsky.

DIRECTOR COMPENSATION

     All of our directors are reimbursed for the reasonable expenses of attending the meetings of the board of directors or committees. Under our 2000 Stock Option Plan, each non-employee member of our Board of Directors, will receive an option to purchase 3,333 shares of our common stock in March 2000. That option will vest in two installments commencing in March 2000 and the first yearly anniversary of that date respectively for our then current non-employee directors. In the case of first time directors, vesting will occur in three installments beginning on the date that he or she joins our board and on the first and second yearly anniversaries of that date. Other than the forgoing, the directors receive no other compensation for their services as directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our compensation committee currently consists of Messrs. Boles and Mendelson and Dr. Oronsky. No member of the compensation committee has been an officer or employee of ours at any time. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other corporation. Prior to the formation of the compensation committee on March 18, 1998, our board of directors as a whole made decisions relating to compensation of our executive officers.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth the annual compensation earned during 1999 by our chief executive officer and the four highest paid executive officers whose total annual salary and bonus exceeded $100,000. These individuals are referred to as the "named executive officers" here and elsewhere in this prospectus.

                                                                    ANNUAL COMPENSATION
                                                            ------------------------------------
                                                                                   OTHER ANNUAL
              NAME AND PRINCIPAL POSITION                    SALARY      BONUS     COMPENSATION
              ---------------------------                   --------    -------    -------------
D. Lansing Taylor, Ph.D.................................    $255,000    $40,000       $    --
  President and Chief Executive Officer

R. Terry Dunlay.........................................     135,000     22,950            --
  Executive Vice President and Chief Information Officer

L. Robert Johnston, Jr..................................     173,147     29,240        53,837(1)
  Vice President and Chief Financial Officer

Michael Nemzek..........................................     170,567     47,600        73,457(2)
  Senior Vice President of Sales and Marketing

Alan Seadler............................................     100,000     35,000            --
  Chief Operating Officer

---------------
(1) Mr. Johnston's other annual compensation for 1999 reflects a relocation allowance.

(2) Mr. Nemzek's other annual compensation for 1999 reflects a relocation allowance.

                               1999 OPTION GRANTS

     The following table sets forth information regarding options granted to each of our named executive officers during the year 1999. The percentage of options granted is based on an aggregate of 128,750 options granted by us during 1999. The amounts shown as potential realizable value are based on assumed 5% and 10% annual rates of stock price appreciation from the date of grant to the end of the option term and are provided in accordance with rules of the Securities and Exchange Commission. They do not represent our estimate or projections of the future common stock price. Actual gains, if any, on stock option exercise are dependent on the future performance of our common stock, overall market conditions and the option holder's continued employment during the vesting period. All options in this table were granted under our Cellomics, Inc. Stock Plan, have ten year terms, will terminate before their expiration dates if the optionee leaves his employment with us, and, unless otherwise noted, vest over a period of four years. We have not granted any stock appreciation rights. In estimating the gain realized by these option holders, we have deducted the option exercise price, but have not deducted taxes or any other expenses payable upon the exercise of the option or the sale of the common stock underlying the option.

                                                INDIVIDUAL GRANTS                          POTENTIAL REALIZABLE
                          -------------------------------------------------------------      VALUE AT ASSUMED
                          NUMBER OF                                                        ANNUAL RATES OF STOCK
                          SECURITIES    PERCENT OF TOTAL                                  PRICE APPRECIATION FOR
                          UNDERLYING   OPTIONS GRANTED TO                                       OPTION TERM
                           OPTIONS        EMPLOYEES IN      EXERCISE PRICE   EXPIRATION   -----------------------
          NAME             GRANTED      FISCAL YEAR 1999      PER SHARE         DATE          5%          10%
          ----            ----------   ------------------   --------------   ----------   ----------   ----------
D. Lansing Taylor,
  Ph.D. ................        --             --               $  --              --      $     --     $     --
R. Terry Dunlay.........    10,000(1)           8%               0.56          1/1/09
L. Robert Johnston,
  Jr....................     5,000(2)           4%               0.56         11/9/09
Michael Nemzek..........     5,000(3)           4%               0.56         12/9/09
Alan Seadler............    15,000(4)          12%               0.56         1/18/09
                             5,000(5)           4%               0.56         6/25/09

---------------

(1) The vesting start date for the options to purchase 10,000 shares of common stock granted to Mr. Dunlay is January 15, 1998.

(2) The vesting start date for the options to purchase 5,000 shares of common stock granted to Mr. Johnston is November 9, 1998.

(3) The vesting start date for the options to purchase 5,000 shares of common stock granted to Mr. Nemzek is December 2, 1998.

(4) The vesting start date for options granted to Mr. Seadler to purchase 15,000 shares of common stock is January 18, 1999.

(5) The vesting start date for the options to purchase 5,000 shares of common stock granted to Mr. Seadler is June 25, 1999.

                               1999 OPTION VALUES

                                                    NUMBER OF
                                              SECURITIES UNDERLYING              VALUE OF UNEXERCISED
                                              UNEXERCISED OPTIONS AT             IN-THE-MONEY OPTIONS
                                                DECEMBER 31, 1999                AT DECEMBER 31, 1999
                                           ----------------------------      ----------------------------
                  NAME                     EXERCISABLE    UNEXERCISABLE      EXERCISABLE    UNEXERCISABLE
                  ----                     -----------    -------------      -----------    -------------
D. Lansing Taylor, Ph.D..................    30,000          20,000               $           $
R. Terry Dunlay..........................     2,500           7,500
L. Robert Johnston, Jr...................     8,750          26,250
Michael Nemzek...........................     8,750          26,250
Alan Seadler.............................         -          20,000

   There were no options exercised during the year ended December 31, 1999.

1998 STOCK PLAN

     Our stock plan was adopted by our board of directors on April 2, 1998. As of March 1, 2000, there were options to purchase 412,900 shares of common stock granted under this plan. The board of directors adopted a resolution prohibiting further grants under this plan.

     The stock plan provides for the grant of incentive stock options to employees, non-qualified stock options, stock awards, stock appreciation rights and stock purchases. The stock plan provides that it will be administered by the board of directors, or a committee appointed by the board, which determines recipients and types of awards to be granted, including number of shares under the award and the vesting of the award. As of the date of this prospectus, all awards granted under the stock plan have been made to our employees, directors and consultants and have been in the form of non-qualified stock options. All awards under the stock plan terminate not more than 10 years from the date of grant, subject to the earlier termination upon or after a fixed period following an optionee's death or termination of employment with us. The vesting provisions of each outstanding option was determined by the board of directors and those options are not generally assignable or otherwise transferable except by will or the laws of descent and distribution. In the event of a change in control and in other circumstances described in the stock plan, the board of directors can substitute on an equitable basis our securities with securities of the successor or surviving entity in the change of control, require that the unexercised awards be exercised within a certain period of time, or allow the unexercised portions of the awards to be purchased by the successor entity at the then fair market value.

     As of December 31, 1999, under the stock plan, options to purchase 355,400 shares of common stock had been granted and no options had been exercised.

2000 STOCK PLAN

     We have adopted a new stock plan known as the 2000 Stock Plan. We have reserved 330,000 shares of our common stock for issuance upon exercise of awards under the 2000 Stock Plan. The following is a description of the material features and provisions of the 2000 Stock Plan.

Awards

     Under the 2000 Stock Plan, we may grant incentive stock options intended to qualify for special tax treatment, non-qualified stock options, stock grants, stock appreciation rights and stock purchase rights. Each option or appreciation right will expire within 10 years of the original grant date, unless the grantee owns more than 10% of our stock, in which case the option or appreciation rights will expire within 5 years of the original grant date. Incentive options may not have exercise prices less than the fair market value at the time of grant. If the grantee owns more than 10% of our stock, the option may not have an exercise price less than 110% of the fair market value at the time of grant. Upon exercise, an option grantee may pay for the shares with cash, other shares, shares deducted from the total granted under the option or other compensation acceptable to the administrator of the plan.

     If a grantee's employment is terminated, the grantee may within 90 days after termination exercise his or her option or appreciation right to the extent that the option has vested by the date of termination. If a grantee is disabled, the grantee may within 12 months after becoming disabled exercise his or her option or appreciation right to the extent that the option has vested by the date of becoming disabled. If a grantee dies, the grantee's estate may within 12 months of the grantee's death exercise the grantee's option or appreciation right to the extent that the option has vested by the date of the grantee's death. In each case, the option terminates with respect to the shares that had not vested. Other than by will or other transfer on death, options and appreciation rights are not transferrable.

Administration

     The 2000 Stock Plan may be administered either by our board of directors, or by a committee appointed by the board. The administrator, whether the board or a committee, will have the authority to determine the fair market value of the common stock for the purposes of making an award; select the eligible persons to whom awards may be granted; make the awards; determine the number of shares to be covered by each award; offer to buy out for cash or shares a granted option or appreciation right and determine the form, terms and conditions of any agreement by which any award is made. The administrator may also determine whether an option or appreciation right will be paid in cash rather than stock, whether and to what extent payment of an award may be deferred, whether under certain circumstances to reduce the exercise price of an award and the restrictions applicable to any stock grants or purchase rights. The 2000 Stock Plan will expire on March 1, 2010.

Eligibility

     Under the terms of the 2000 Stock Plan, nonstatutory options may be granted to our employees, non-employee directors and consultants. Incentive stock options may be granted only to our employees. Incentive stock options may not exceed $100,000 to any one person in one year. If an incentive stock option does exceed $100,000, the excess is considered to be a nonstatutory option.

Adjustments

     If a reorganization, recapitalization, stock dividend, merger, consolidation or other change in corporate structure affecting the number of issued shares of our common stock occurs, then the administrator of the plan can make equitable adjustments to the terms of the 2000 Stock Plan. In particular, the administrator can make an equitable adjustment in the number and type of shares authorized by the plan, the number and type of shares covered by outstanding awards under the plan, the exercise prices of the awards and, in the case of a merger or consolidation, the date of exercisability if the award is not assumed by the other entity. After the adjustments, any incentive stock options granted under the plan must continue to qualify as incentive stock options. The board of directors can amend or terminate this plan any time, although certain amendments require stockholder approval and an amendment or termination cannot adversely affect any rights under an outstanding grant without the grantee's consent.

Change in Control

     The 2000 Stock Plan includes change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances. If we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation. Our compensation committee has the discretion to, on a change in control, vest and make exercisable any option granted under the plan. In addition, our compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in control of our board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

EMPLOYEE STOCK PURCHASE PLAN

     Our board of directors intends to adopt a new employee stock purchase plan to present to our stockholders for approval prior to the completion of this offering. If adopted, our Employee Stock Purchase Plan will provide our employees with an opportunity to purchase our common stock through accumulated payroll deductions and at a discount from fair market value. The total number of shares of common stock with respect to which purchases may be made under the plan will be 300,000, which amount shall be adjusted in accordance with the terms of the plan. The Employee Stock Purchase Plan will be administered by our compensation committee. Eligible employees may purchase up to a maximum fair market value of $25,000 for all purchases ending within the same calendar year under this plan. Our employees will be eligible to participate if they are employed by us for at least 20 hours per week, for more than five months in any calendar year and do not own 5% or more of our voting stock. The initial offering period under the plan will commence on the date that the registration statement with respect to this offering is declared effective by the SEC, and will end on or about December 31, 2000. We intend that new offering periods will commence every six months after the ending date of the initial period. The purchase price per share for our common stock under the plan will be equal to the lower of 85% of the fair market value of our common stock on the first or last day of each purchase period. Employees may end their participation under the plan at any time prior to the exercise date of any one purchase period and, generally, such participation will be automatically terminated on termination of employment. In the event we are the surviving corporation in a merger, reorganization or other business combination, options to purchase shares issued under the plan will be assumed. A dissolution or liquidation or a merger or consolidation in which we are not the surviving entity will cause each option then outstanding to terminate. Generally, our board of directors will have the power to amend, modify or terminate the plan at any time, provided the rights of plan participants are not impaired. The plan will terminate on December 31, 2005, unless earlier terminated by our board of directors.

EMPLOYMENT AND SEVERANCE AGREEMENTS

     All of our current employees have entered into agreements with us that contain restrictions and covenants. These provisions include covenants relating to the protection of our confidential information, assignment of inventions, restrictions on competition and soliciting our customers, employees or independent contractors. We also have employment agreements with each of chief executive officer and each of the named executive officers.

     Dr. Taylor's agreement provides that he serves as our President and Chief Executive Officer. Dr. Taylor's agreement is for a period of three years ending September 30, 2001. If Dr. Taylor is terminated without cause, as that term is defined in the agreement, he is entitled to receive all earned salary, bonuses and fringe benefits through the date of notice of termination, 12 months' salary following the date of notice, and automatic acceleration of all options held at that date. At the discretion of the board Dr. Taylor's base salary is subject to annual adjustment increases of $5,000 and $10,000 in each of the last two years, respectively, of this agreement. In each year of the agreement, Dr. Taylor is also entitled to receive an incentive bonus up to a maximum of twenty percent of his base salary in that year, based on a formula agreed to with the board of directors. However, the board of directors subsequently approved an increase in Dr. Taylor's potential annual performance bonus for 2000 from twenty percent to thirty percent, and may award other bonuses in its discretion. In addition, options held by Dr. Taylor as of December 31, 1999 vest on October 1, of each year of his continued employment.

     Under an agreement with us dated February 2, 1999, Mr. Dunlay serves as our Executive Vice-President of Development. He is entitled to receive an initial annual salary of $135,000 and annual performance bonuses up to twenty percent of his salary subject to review and approval by our board of directors. The options held by Mr. Dunlay as of December 31, 1999 vest in four equal installments on the anniversary of grant. The term of Mr. Dunlay's agreement is for a one year period that automatically renews unless we terminate the agreement prior to ninety days before the beginning of the next term. If we terminate Mr. Dunlay, unless that termination is for cause, as defined in the agreement, we are obligated to pay him an amount equal to six months of his base salary.

     Under an agreement with us dated October 15, 1998, Mr. Johnston serves as our Vice-President and Chief Financial Officer. He is entitled to an annual salary of $171,996, subject to adjustment by the Board of Directors. He is also eligible to receive annual performance bonuses up to twenty percent of his salary subject to review and approval by our board of directors. However, the board of directors subsequently approved an increase in Mr. Johnston's potential annual performance for 2000 from twenty percent to twenty-five percent and may award other bonuses in its discretion. Mr. Johnston was also provided with a relocation allowance up to a maximum of $65,000. The options held by Mr. Johnston as of December 31, 1999 vest in four equal installments on the anniversary of grant. Mr. Johnston may also be granted an option to purchase 5,000 shares as part of his performance bonus. All Mr. Johnston's unvested options will vest on a change of control and if Mr. Johnston is terminated by constructive termination, as defined in the agreement, fifty percent of his unvested option will vest on the date of termination. If we terminate Mr. Johnston, unless that termination is for cause, as defined in the agreement, we are obligated to pay him an amount equal to six months of his base salary.

     Under an agreement with us dated November 9, 1998, Mr. Nemzek serves as our Senior Vice-President for Sales and Marketing. He is entitled to an annual salary of $170,004, subject to adjustment by the Board of Directors. He is also eligible to receive annual performance bonuses up to thirty-five percent of his salary subject to review and approval by our board of directors. Mr. Nemzek was also provided with a relocation allowance of up to a maximum of $50,000. The options held by Mr. Nemzek as of December 31, 1999 vest in four equal installments on the anniversary of grant. As part of his performance bonus, Mr. Nemzek may be provided an additional option to purchase 5,000 shares of common stock as part of his performance bonus. If we terminate Mr. Nemzek, unless that termination is for cause, as defined in the agreement, we are obligated to pay him an amount equal to six months of his base salary.

     Under an agreement with us dated October 12, 1998, Mr. Seadler serves as our Chief Operating Officer. He is entitled to receive an initial annual salary of $100,008 and annual performance bonuses up to twenty percent of his salary subject to review and approval by our board of directors. Mr. Seadler was also provided an additional $10,000 signing bonus upon his start date. The options held by Mr. Seadler as of December 31, 1999 vests in four equal installments on the anniversary of grant. If we terminate Mr. Seadler, unless that termination is for cause, as defined in the agreement, we are obligated to pay him an amount equal to six months of his base salary.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities arising under the Securities Act, including reimbursement for expenses incurred.

     As permitted by Delaware law, our amended and restated certificate of incorporation limits the liability of directors for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to us or our stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     Our amended and restated certificate of incorporation and bylaws provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by law, and that we will advance expenses to our directors and officers in connection with a legal proceeding, subject to an undertaking to repay our costs, should the indemnified person lose the proceeding.

     Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our officers and directors to give them additional contractual assurances regarding the scope of the indemnification provided in our amended and restated certificate of incorporation and bylaws and to provide additional procedural protections.

     There is currently no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

REGISTRATION RIGHTS

     Some of our stockholders, some of whom own more than 10% of our common stock, have certain registration rights which they may exercise after this offering. They may request that we register their shares for sale with the Securities and Exchange Commission, and, if all of the conditions that are contained in our agreements with them are met, we must register their shares. We would be required to bear all the expenses of a registration. For a more detailed description see also "Description of Capital Stock -- Registration Rights."

PRIOR FINANCINGS

January 1998 and 1999 Series A Preferred Financing

     In January 1998 we sold an aggregate of 935,581 shares of our Series A preferred stock at a price of $5.62 per share and issued warrants to purchase an aggregate of 266,904 shares of common stock with exercise prices ranging from $5.62 to $6.60.

In that private placement we sold:

     - 323,488 and 10,142 shares of Series A preferred stock and issued warrants to purchase 64,698 and 2,028 shares of our common stock to InterWest Partners VI, L.P. and InterWest Investors VI, L.P., respectively;

     - 244,662 shares of Series A preferred stock and issued warrants to purchase an additional 48,932 shares of our common stock to Axiom Venture Partners II Limited Partnership;

     - 218,486 and 3,934 shares of Series A preferred stock and issued warrants to purchase 43,697 and 787 shares of our common stock to Delphi Ventures III, L.P. and Delphi BioInvestments III, L.P., respectively;

     - 50,856 and 38,112 shares of our Series A preferred stock and issued warrants to purchase 10,171 and 7,623 shares of our common stock to Oxford Bioscience Partners II, L.P. and Oxford Bioscience Partners (Bermuda) II Limited Partnership, respectively;

     - 88,968 shares of Series A preferred stock, to Komasta Properties, Ltd.

     In addition, we converted a $450,000 note plus accrued interest into 88,968 shares of Series A preferred stock and issued warrants to purchase an aggregate of 53,381 shares of our preferred stock with an exercise price of $8.43 to Komasta Properties, Ltd.

     In January 1999 as a subsequent closing we sold an aggregate of 889,680 shares of our Series A preferred stock at a price of $5.62 per share.

     In that private placement we sold:

     - 323,488 and 10,142 shares of Series A preferred stock to InterWest Partners VI, L.P. and InterWest Investors VI, L.P., respectively;

     - 244,662 shares of Series A preferred stock to Axiom Venture Partners II Limited Partnership;

     - 218,486 and 3,934 shares of Series A preferred stock to Delphi Ventures III, L.P. and Delphi BioInvestments III, L.P., respectively; and

     - 50,856 and 38,112 shares of our Series A preferred stock to Oxford Bioscience Partners II, L.P. and Oxford Bioscience Partners (Bermuda) II Limited Partnership, respectively.

  NOVEMBER 1999 CONVERTIBLE DEBT FINANCING

     In November 1999, we issued convertible promissory notes in the aggregate principal amount of $1.8 million. These notes carried an interest rate of 10% per year. On February 24, 2000, the outstanding principal and interest on each of these convertible notes converted into 152,593 shares of our Series B preferred stock at a price of $12.07 per share, and we issued warrants to purchase an aggregate of 82,000 shares of our common stock. These warrants were issued at an exercise price of $12.07.

     In this transaction the demand notes were converted into:

     - 61,651 and 1,932 shares of our Series B preferred stock and warrants to purchase 33,130 and 1,038 shares of common stock to InterWest Partners VI, L.P. and InterWest Investors VI, L.P., respectively;

     - 24,983 and 449 shares of our Series B preferred stock and warrants to purchase 13,425 and 248 shares of common stock to Delphi Ventures III, L.P. and Delphi BioInvestments III, L.P., respectively;

     - 46,621 shares of our Series B preferred stock and warrants to purchase 25,057 shares of common stock to Axiom Venture Partners II Limited Partnership; and

     - 6,207, 4,651 and 6,092 shares of our Series B preferred stock and warrants to purchase 3,336, 2,499 and 3,274 shares of common stock to Oxford Biosciences Partners II, L.P., Oxford Biosciences Partners (Bermuda) II Limited Partnership and Oxford Biosciences Partners (GS-Adjunct) II, L.P., respectively.

February 2000 Series B Preferred Financing

     In February 2000, we sold an aggregate of 541,082 shares of our Series B preferred stock at a price of $12.07 per share.

     In that private placement we sold:

     - 242,336 and 80,779 shares of our Series B preferred stock to Vector Later-Stage Equity Fund II (QP), L.P. and Vector Later-Stage Equity Fund II, L.P., respectively;

     - 44,711 and 1,402 shares of Series B preferred stock to InterWest Partners VI, L.P. and InterWest Investors VI, L.P., respectively;

     - 41,512 shares of our Series B preferred stock and warrants to purchase 5,280 shares of common stock to Komasta Properties, Ltd.;

     - 32,554 and 586 shares of our Series B preferred stock to Delphi Ventures III, L.P. and Delphi BioInvestments III, L.P., respectively;

     - 27,104, 20,312 and 26,603 shares of our Series B preferred stock to Oxford Bioscience Partners II, L.P., Oxford Bioscience Partners (Bermuda) II Limited Partnership and Oxford Biosciences Partners (GS-Adjunct) II, L.P., respectively; and

     - 20,713 shares of Series B preferred stock to Axiom Venture Partners.

Conversion of Preferred Stock

     Our preferred stock will convert into common stock upon the closing of this offering. We must pay to the holders of the preferred stock the dividend arrearages on their shares which presently aggregate approximately $1.7 million as a result of the conversion of the preferred stock. Thus, we will be paying the following amounts to the indicated preferred stockholder:

     - InterWest Partners VI, L.P. and InterWest Investors VI, L.P. will be paid
       approximately $          ;

     - Axiom Venture Partners II Limited Partnership will be paid approximately
       $          ;

     - Delphi Ventures III, L.P. and Delphi BioInvestments III, L.P. will be
       paid approximately $          ;

     - Oxford Bioscience Partners II, L.P., Oxford Bioscience Partners (Bermuda) II Limited Partnership, Oxford Biosciences Partners (GS-Adjunct) II, L.P.
       will be paid approximately $          ;

     - Komasta Properties, Ltd. will be paid approximately $          ; and

     - Vector Later-Stage Equity Fund II (QP), L.P. and Vector Later-Stage
       Equity Fund II, L.P. will be paid approximately $          .

     Arnold L. Oronsky, Ph.D., a member of our board of directors, is a general partner of InterWest Partners, an affiliate of InterWest Partners VI, L.P. and InterWest Investors VI, L.P. Mr. Mendelson, a member of our board of directors, is general partner of Axiom Ventures, an affiliate of Axiom Venture Partners.

ZEISS AGREEMENTS

     As part of our manufacturing and supply agreements with Zeiss, we have capital expenditure commitments to Zeiss of $1.2 million during 2000 and have agreed to reimburse Zeiss for an additional $2.0 million for development costs incurred by Zeiss through December 31, 1999. These amounts are to be repaid during 2000 and 2001 in equal installments of $1.0 million. We purchased approximately $317,000 and $160,500 of components from Zeiss for our products in 1999 and 1998. In addition in February 2000 we entered into a sales and marketing agreement with Zeiss under which we will be the exclusive dealer for their ultra-high throughput screening products in the United States and Canada through December 31, 2005.

TRANSACTIONS WITH DIRECTORS

     Mr. Boles, a member of our board, entered into a consulting agreement with us in December, 1996. Under this agreement Mr. Boles was paid $5,000 per month. The term of the agreement was for a period of two years from the date of its execution. Under the agreement, Mr. Boles agreed to refrain from competing with us in the full field of luminescence-based tools for drug discovery or toxicology for a period of five years from the date of the agreement.

     In each transaction set forth above where executive officers, directors, five percent or greater stockholders or affiliates of any of these persons purchased shares, these shares were purchased at the same price, and on the same terms, as share purchased by other investors at those times.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of March 3, 2000, as adjusted to give effect to the sale of common stock offered hereby, certain information regarding beneficial ownership of our common stock by:

     - each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock;

     - each director;

     - each named executive officer; and

     - all directors and named executive officers as a group.

     Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, officer or 5% or more stockholder, as the case may be. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

     This table lists applicable percentage ownership based on 3,844,612 shares of common stock outstanding as of March 3, 2000, and also lists applicable
percentage ownership based on                shares of common stock outstanding
after the completion of this offering. Options to purchase shares of our common stock that are exercisable within 60 days of March 3, 2000 are deemed to be beneficially owned by the persons holding these options for the purpose of computing any other person's ownership percentage.

     The address for each officer who is a 5% holder is c/o Cellomics, Inc., 635 William Pitt Way, Pittsburgh, Pennsylvania 15238.

                                                                                     PERCENTAGE
                                                                                   OF COMMON STOCK
                                                                           -------------------------------
                                                         SHARES SUBJECT    PERCENT BEFORE    PERCENT AFTER
  NAME AND ADDRESS OF BENEFICIAL OWNER    TOTAL NUMBER     TO OPTIONS         OFFERING         OFFERING
  ------------------------------------    ------------   --------------    --------------    -------------
DIRECTORS AND NAMED OFFICERS
D. Lansing Taylor, Ph.D. ...............     235,000         30,000              6.1%                %
R. Terry Dunlay.........................     133,500          6,000              3.5%
L. Robert Johnston, Jr. ................       8,750          8,750            *
Michael A. Nemzek.......................       8,750          8,750            *
Alan W. Seadler, Ph.D. .................       3,750          3,750            *
John M. Boles...........................     207,222          2,222              5.4%
Alan Mendelson..........................     632,876(1)       2,222             16.1%
James A. Sharp..........................       2,222          2,222            *
Arnold Oronsky, Ph.D. ..................     880,072(2)       2,222             22.3%
All executive officers and directors as
  a group (9 persons)...................   2,112,142         61,638             51.7%
5% STOCKHOLDERS
InterWest Management VI LLC.............     877,850(3)                         22.2%
Axiom Venture Partners II Limited
  Partnership...........................     630,654(4)                         16.1%
Delphi Management III, L.L.C. ..........     561,562(5)                         14.4%
Vector Fund Management, L.P. ...........     323,115(6)                          8.4%
OBP Management II L.P. .................     184,499(7)                          4.8%
OBP Management (Bermuda) II Limited
  Partnership...........................     111,309(8)                          2.9%
Komasta Properties, Ltd. ...............     278,109(9)                          7.1%
Carl Zeiss Holding Co., Inc. ...........     199,319(10)                         5.2%
Alan S. Waggoner........................     195,000(11)                         5.1%                %

---------------
  *  Less than 1%.

 (1) Includes 556,665 shares of common stock that are held by Axiom Venture Partners II Limited Partnership and immediately exercisable warrants to purchase 48,932 and 25,057 shares of common stock at exercise prices of $6.60 and $12.07 per share, respectively. Axiom Venture Associates II Limited Liability Company is the general partner of Axiom Venture Partners II Limited Partnership. Mr. Mendelson is a general partner of Axiom Venture Associates II Limited Liability Company. Mr. Mendelson's address is c/o Axiom Venture Partners II Limited Partnership, City Place II, 185 Asylum Street, 17th Floor, Hartford, Connecticut 06103.

 (2) Includes 753,338 shares of common stock held InterWest Partners VI, L.P. and 23,618 held by InterWest Investors VI, L.P. Also includes immediately exercisable warrants to purchase 64,698 and 33,130 shares of common stock at exercise prices of $6.60 and $12.07 per share, respectively, held by InterWest Partners VI, L.P. and immediately exercisable warrants to purchase for 2,028 and 1,038 shares of common stock at exercise prices of $6.60 and $12.07, respectively held by InterWest Investors VI, L.P. InterWest Management Partners IV, LLC is the general partner of both InterWest Partners, L.P. and InterWest Investors, VI. Dr. Oronsky is a managing director of InterWest Management Partners VI, LLC. Dr. Oronsky has shared voting control over securities held by InterWest Partners, VI L.P. and InterWest Investor, VI, L.P. Dr. Oronsky disclaims beneficial ownership of these shares, except to the extent he has a pro rata interest in them. Dr. Oronsky's address is c/o InterWest Partners, 3000 Sand Hill Road, Menlo Park, California 94025.

(3) Includes 753,338 shares of common stock held InterWest Partners VI, L.P. and 23,618 held by InterWest Investors VI, L.P. Also includes immediately exercisable warrants to purchase 64,698 and 33,130 shares of common stock at exercise prices of $6.60 and $12.07 per share, respectively held by InterWest Partners VI, L.P. and immediately exercisable warrants to purchase for 2,028 and 1,038 shares of common stock at exercise prices of $6.60 and $12.07, respectively held by InterWest Investors VI, L.P. InterWest Management Partners IV, LLC is the general partner of InterWest Partners, L.P. and InterWest Investors, VI. Dr. Oronsky is a managing director of InterWest Management Partners VI, LLC. This address of the various InterWest partnerships is 3000 Sand Hill Road, Menlo Park, California 94025.

(4) Includes 556,665 shares of common stock that are held by Axiom Venture Partners II Limited Partnership and immediately exercisable warrants to purchase 48,932 and 25,057 shares of common stock at exercise prices of $6.60 and $12.07 per share, respectively. Axiom Venture Associates II Limited Liability Company is the general partner of Axiom Venture Partners II Limited Partnership. Mr. Mendelson is a general partner of Axiom Venture Associates II Limited Liability Company. This stockholder's address is c/o Axiom Venture Partners II Limited Partnership, City Place II, 185 Asylum Street, 17th Floor, Hartford, Connecticut 06103.

(5) Includes 494,509 shares of common stock held by Delphi Ventures III, L.P. and 8,903 shares of common stock held by Delphi BioInvestments III, L.P. Also includes immediately exercisable warrants to purchase 43,697 and 13,425 shares of common stock of exercise prices of $6.60 and $12.07 per share, respectively, held by Delphi Ventures III, L.P. and immediately exercisable warrants to purchase 787 and 241 shares of common stock at exercise prices of $6.60 and $12.07, respectively, held by Delphi BioInvestments III, L.P. Delphi Management Partners III, L.L.C. is the general partner of Delphi Ventures III, L.P. and Delphi BioInvestments III, L.P. The managing members of Delphi Management Partners III, L.L.C. disclaim beneficial ownership except to the extent their pecuniary interest arises from their partnership interests. The address of the various Delphi partnerships is 3000 Sand Hill Road, Bldg. 3, 135, Menlo Park, CA 94025.

(6) Includes 242,336 shares of common stock held by Vector Later-Stage Equity Fund II (QP), L.P. and 80,779 shares of common stock held by Vector Later-Stage Equity Fund II, L.P. The address of Vector Fund Management, L.P. and the Vector equity funds is 1751 Lake Cook Road, Deerfield, IL 60015.

(7) Includes 135,023 and 32,695 shares of common stock held by Oxford BioScience Partners II, L.P. and Oxford BioScience Partners (GS-Adjunct) II, L.P., respectively. Also includes warrants to purchase 10,171 and 3,336 shares of common stock at exercise prices of $6.60 and $12.07, respectively held by Oxford BioScience Partners II, L.P. and a warrant to purchase 3,274 shares of common stock at an exercise price of $12.07 held by Oxford BioSciences Partners (GS-Adjunct) II, L.P. OBP - Management II L.P. is the general partner of Oxford BioScience Partners II, L.P. and Oxford BioScience Partners (GS-Adjunct) II, L.P. OBP - Management II L.P. and OBP Management (Bermuda) II Limited Partnership are controlled by the same individuals. The address of the Oxford partnerships is 315 Post Rd West, Suite 2, Westport, CT 06880-4739.

(8) Includes 101,187 shares of common stock held by Oxford Bioscience Partners (Bermuda) Limited Partnership, warrants to purchase 7,623 and 2,499 shares of common stock at exercise prices of $6.60 and $12.07, respectively held by Oxford Biosciences Partners (Bermuda) II Limited Partnership. OBP Management (Bermuda) II Limited Partnership. OBP - Management II L.P. is the general partner of Oxford BioScience Partners II, L.P. and Oxford BioScience Partners (GS-Adjunct) II, L.P. OBP - Management II L.P. and OBP Management (Bermuda) II Limited Partnership are controlled by the same individuals. The address of the Oxford partnerships is 315 Post Rd West, Suite 2, Westport, CT 06880-4739.

(9) Includes 219,448 shares of common stock and immediately exercisable, warrants to purchase 53,381 shares of Series A preferred stock and 5,280 shares of common stock at exercise prices per share of $8.43 and $12.07, respectively. Komasta Properties, Ltd.'s address is 111 Alozorov Street, Tel Aviv, Israel.

(10) Zeiss' address is 1 Zeiss Drive, Thornwood, New York 10594.

(11) Mr. Waggoner's address is 234 Lytton Avenue, Pittsburgh, Pennsylvania
     15213.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     In accordance with our amended and restated certificate of incorporation, we are authorized to issue up to 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of undesignated preferred stock, par value
$.01 per share. As of          , 2000 there were 3,844,612 shares of common
stock outstanding held by 23 stockholders of record, and no shares of preferred stock were outstanding.

     The following summary description of our capital stock is not intended to be complete and is qualified by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and our bylaws, filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     Based on the number of shares outstanding as of March 3, 2000, and giving
effect to the issuance of the           shares of common stock offered pursuant
to this prospectus, there will be        shares of common stock outstanding upon
completion of this offering. This includes the conversion of all outstanding shares of Series A preferred stock and Series B preferred stock upon the consummation of this offering. In addition, as of March 3, 2000, there were outstanding stock options to purchase 412,900 shares of common stock.

     The holders of our common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no preemptive rights, or rights to convert, their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     We have no present plans to issue any shares of preferred stock. However, the preferred stock is issuable from time to time in one or more series and with such designations, preferences and other rights for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. The board of directors is authorized by our amended and restated certificate of Incorporation to determine, among other things, the voting, dividend, redemption, conversion, exchange and liquidation powers, rights and preferences and the limitations thereon pertaining to such series. The board of directors, without stockholder approval, may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of the common stock and that could have certain anti-takeover effects. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of us or the removal of existing management.

WARRANTS

     As of December 31, 1999 the following warrants for the purchase of equity securities were outstanding:

                                                                         NUMBER OF SHARES
                                                                         OF COMMON STOCK
                                                                            FOR WHICH        PER SHARE
                                                                            WARRANT IS       EXERCISE
                                                     EXPIRATION DATE       EXERCISABLE         PRICE
                                                    -----------------    ----------------    ---------
Common stock warrants issued January 21, 1998.....   January 21, 2002         177,936         $ 6.60
Common stock warrants issued January 21, 1998.....   January 20, 2003          88,968           5.62
Series A preferred stock purchase warrant issued
  January 21, 1998................................      June 18, 2002           4,448           5.62
Series A preferred stock purchase warrant issued
  January 21, 1998................................      July 31, 2002          53,381           8.43
Common stock subscription warrant issued June 30,
  1999(1).........................................      June 30, 2004          32,500           6.60
Common stock subscription warrant issued August
  30, 1999(1).....................................    August 30, 2004             429           6.60
Common stock subscription warrant issued October
  4, 1999(1)......................................    October 4, 2004             378           6.60
Common stock subscription warrant issued December
  14, 1999(1).....................................  December 14, 2004             336           6.60

---------------

(1) These warrants may be exercised for a reduced number of shares without making a cash payment.

     Each warrant provides for adjustment of the exercise price and the number of securities issuable upon exercise of the warrant in the event of a reorganization of our capital structure or a stock split. In addition, the exercise price and number of shares issuable upon exercise of the warrants for the purchase of 445,970 shares of common stock will be adjusted if we issue stock at prices below the exercise price of such warrants. These rights for readjustment will terminate on the closing of this offering. Finally, we have granted the holders of the warrants for the purchase of 57,829 shares of common stock rights to register the common stock issuable upon exercise of the warrants.

ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF DELAWARE LAW AND OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

     Section 203 of the Delaware General Corporation Law. We are subject to
Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

     - before the date of the business combination, the transaction is approved by the board of directors of the corporation;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the corporation's voting stock not owned by the interested stockholder.

     A "business combination" includes a merger, sale of assets or stock, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

     In addition, various provisions of our amended and restated certificate of incorporation, our bylaws and our 2000 Stock Plan, which provisions will be in effect immediately after the completion of this offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     Classified Board of Directors. Our bylaws provide that, effective upon the closing of this offering, the terms of office of the members of the board of directors will be divided into three classes: Class A, whose term will expire at the annual meeting of stockholders to be held in 2001, Class B, whose term will expire at the annual meeting of stockholders to be held in 2002, and Class C, whose term will expire at the annual meeting of stockholders to be held in 2003. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our bylaws permit the board of directors to increase or decrease the size of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or our management.

     Amendment of Bylaws. Under our amended and restated certificate of incorporation, the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of our capital stock of Cellomics shall be required to adopt, amend or repeal any provision of our bylaws.

     Prohibition on Written Consents. Under our amended and restated certificate of incorporation, upon the closing of this offering, our stockholders may not take action by written consent.

     Limitations on Special Meetings. Under our amended and restated certificate of incorporation, upon the closing of this offering, special meetings of stockholders may be called only by our president, the chairman of our board of directors or a majority of our board of directors. Also, business transacted at any special meeting must be limited to matters relating to the purposes set forth in the notice of such special meeting.

     Board Discretion in Decision Making. Under our amended and restated certificate of incorporation, our board of directors, when evaluating an offer related to a tender offer or other business combination, is authorized to give due consideration to any relevant factors, including the social, legal and economic effects upon employees, suppliers, customers, creditors, the community in which we conduct business, and the economy of the state, region and nation.

     Limitations on Amending Director Liability Limitation. Under our amended and restated certificate of incorporation, the affirmative vote of at least 80% of the voting power of all outstanding shares of our capital stock shall be required to amend the limitations on liability of directors contained in our amended and restated certificate of incorporation.

     Acceleration of Options on Change of Control. Under our 2000 Stock Plan in the event of certain mergers, a reorganization or consolidation of Cellomics with or into another corporation or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, our board of directors is required to accelerate vesting of options outstanding.

REGISTRATION RIGHTS

     After the completion of this offering, the holders of approximately 2,859,612 shares of common stock held by purchasers of our preferred stock and approximately 324,502 shares of common stock issuable upon conversion of outstanding warrants will be entitled to rights to register these shares under the Securities Act of 1933. Under the terms of the Series A Preferred Stock and Warrant Purchase Agreement dated January 31, 1998, and the Series B Preferred Stock Purchase Agreement dated February 23, 2000, whenever we propose to file a registration statement under the Securities Act, the holders of registrable securities are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their registrable shares in the registration.

     Additionally, beginning after January 1, 2001, stockholders who acquired their shares of common stock upon conversion of our Series A preferred stock and warrants issued in connection with our Series A financing have the right, upon request by more than 50% of them, to require us to file a registration statement covering their registrable securities on Forms S-1 or S-2 or any other applicable form. Also, stockholders who acquired their shares upon conversion of our Series B preferred stock or the exercise of warrants issued in connection with our Series B financing have the right, upon request by more than 50% of them, to require us to file a registration statement covering their registrable shares on Forms S-1 or S-2 or any other applicable form. Under these rights, each series of registrable shares can require us to register their shares if the proposed public offering price of the shares held by those requesting registration is at least $10,000,000. These registration rights are exercisable only once per series if all registered securities are sold. We have also provided that each of Series A and Series B stockholders have two additional demand registration rights to register their shares on Form S-3 for each series. These rights are limited to shares having an excess market value of $500,000. We have also provided both of these series of holders incidental registration rights which apply when our company or other stockholders register shares. We will pay expenses for the demand registration and the two registrations on Form S-3 for each registrable series, and for the incidental registrations for each series.

     The agreement provides that in connection with our initial public offering, each stockholder agrees not to sell or otherwise dispose of any securities without the prior written consent of us or the underwriters for a period of up to 180 days if all other parties having registration rights and all members of our board and our officers agree to be similarly restricted. The rights of the holders of registrable shares terminate upon the earlier of five years from the date of the closing of this offering or as to any single holder on the date when all of that holder's registrable securities may be sold within a three month period under Rule 144 of the Securities Act.

LISTING

     We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "CLMX."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that sales could occur, could adversely affect the market price of our common stock and our ability to sell equity securities.

     Upon completion of this offering, we will have a total of
               shares of common stock outstanding. Of these shares, the
               shares sold in the offering, plus any additional shares sold upon exercise of the underwriters' over-allotment option, will be freely tradable unless they are purchased by our "affiliates," under the Securities Act. The
remaining           outstanding shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act unless an exemption from registration is available, such as the exemption afforded by Rule 144.

     Directors and officers and stockholders who together own           shares
of common stock will be subject to lock-up agreements providing that they will not offer, sell or otherwise dispose of common stock owned by them for a period of 180 days after the date of this prospectus. Prudential Securities Incorporated, however, may in its sole discretion, at any time, without notice, release all or any portion of the shares subject to lock-up agreements.

     The following table indicates approximately when the           shares of
our common stock that are not being sold in the offering but which were
outstanding as of                     , 2000 will be eligible for sale into the
public market:

        DAYS AFTER THE            SHARES ELIGIBLE
        EFFECTIVE DATE               FOR SALE                             COMMENT
        --------------            ---------------   ---------------------------------------------------
On Effectiveness...............                     Shares not locked-up and saleable under Rule 144(k)
                                                    Shares not locked-up and saleable under Rules 144 ,
90 days........................                     144(k) and 701
                                                    Lock-up released; shares saleable under Rules 144,
180 days.......................                     144(k) and 701

RULE 144

     Generally, Rule 144 as currently in effect provides that, beginning 90 days after the first date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which, based
       on the shares of outstanding as of             , 2000 will equal
       approximately                shares; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of the notice on Form 144 with respect to the sale.

     Rule 144 provides limitations in the manner of sales and imposes requirements as to notice and the availability of current public information about us.

RULE 144(K)

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell his or her shares without complying with the manner of the sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, a person who has been a non-affiliate for at least two years may sell his or her shares in the open market immediately after the lock-up agreements expire.

RULE 701

     Rule 701 permits any of our employees, officers, directors or consultants who purchased their shares under a compensatory stock or option plan or other written agreement prior to the effective date of this offering to sell such shares under Rule 144 without complying with the holding period, public information, volume limitation or notice requirements of Rule 144. All holders of Rule 701 shares may not sell their Rule 701 shares until 90 days after the date of this prospectus. However, substantially all shares of our common stock issued under Rule 701 are subject to lock-up agreements described above.

     Shortly following the date of this prospectus, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under our stock option plans. Shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements expire. As of February 26, 2000, an aggregate of 412,700 shares of common stock were subject to outstanding options.

REGISTRATION RIGHTS

     As of the close of this offering, holders of 2,859,612 shares of common stock and warrants exercisable to purchase 323,359 shares of common stock will be entitled to certain rights with respect to the registration of those shares under the Securities Act. After these shares are registered, they will be freely tradable. For a description of these rights, see "Description of Capital Stock."

                                  UNDERWRITING

     We have entered into an underwriting agreement with the underwriters named below for whom Prudential Securities Incorporated, ING Barings LLC and Dain Rauscher Incorporated are acting as representatives. We are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to certain conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

                                                               NUMBER
                                                              OF SHARES
                        UNDERWRITERS                          ---------
Prudential Securities Incorporated..........................
ING Barings LLC.............................................
Dain Rauscher Incorporated..................................
                                                              --------

     Total..................................................
                                                              ========

     The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up
to                additional shares from us. If any additional shares are
purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

     The representatives of the underwriters have advised us that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to selected dealers a concession
not in excess of $     per share and such dealers may reallow a concession not
in excess of $     per share to certain other dealers. After the shares are
released for sale to the public, the representatives may change the offering price and the concessions.

     We have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                                          TOTAL FEES
                                                       -------------------------------------------------
                                             FEE        WITHOUT EXERCISE OF         FULL EXERCISE OF
                                          PER SHARE    OVER-ALLOTMENT OPTION     OVER-ALLOTMENT OPTION
                                          ---------    ---------------------    ------------------------
Fees paid by us.........................  $                  $                          $

     In addition, we estimate that we will spend approximately $          in
expenses for this offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

     We, our officers and directors and substantially all of our stockholders have entered into lock-up agreements under which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive the term of these lock-up agreements specified in the underwriting agreement.

     Prior to this offering, there has been no public market for the common stock of Cellomics. The public offering price, negotiated among us and the representatives, is based upon various factors such as our financial and operating history and condition, our prospects, the prospects for the industry we are in and prevailing market conditions.

     Prudential Securities Incorporated, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

     - Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities may elect to reduce this short position by exercising some or all of the over-allotment option.

     - Stabilizing and short covering: stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

     - Penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

     Such activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     - the Public Offers of Securities Regulations 1995,

     - the Financial Services Act 1986, and

     - the Financial Services Act 1986, (Investment Advertisements) (Exemptions) Order 1996 (as amended).

     We have asked the underwriters to reserve shares for sale at the same offering price directly to our officers, directors, employees and other business affiliates or related third parties. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase the reserved shares.

     Prudential Securities Incorporated facilitates the marketing of new issues online through its Prudential Securities.com division. Clients of Prudential Advisor(sm), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the shares of the common stock offered by this prospectus will be passed upon for us by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this Prospectus and the financial statement schedule included in the Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Certain legal matters with respect to the statements in this prospectus under the captions "Risk Factors-The rights we rely on to protect our intellectual property underlying our products may not be adequate, which could enable third parties to use our technology and would reduce our ability to compete in the market," "-We may be involved in lawsuits to protect or enforce our patents. This would be expensive and, if we lose such a lawsuit, we may in turn lose some of our intellectual property rights, which would reduce our ability to compete," "-Our success will depend partly on our ability to operate without infringing on or utilizing the proprietary rights of others" and "Business -Intellectual Property Rights" have been reviewed and approved by McDonnell Boehnen Hulbert & Berghoff, our patent counsel who are experts in these matters and are subject to an opinion to be rendered to the underwriters. We are including this information relying on their review and approval.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 in connection with this offering. This prospectus does not contain all the information in the registration statement. In addition, upon completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

     The registration statement and the exhibits and schedules thereto may be inspected without charge at the Public Reference Room of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of these documents may be obtained from the Public Reference Room of the Commission at prescribed rates. This material also may be obtained on the Commission's website at "http://www.sec.gov." Information regarding the operation of the Public Reference Room may be obtained by calling the Commission at 1(800) SEC-0330.

     We intend to furnish our stockholders with annual reports containing our audited financial statements and make available quarterly reports containing unaudited financial information for the first three quarters of each year.

                                CELLOMICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants...........................  F-2
Balance Sheets as of December 31, 1998 and 1999.............  F-3
Statement of Operations for the years ended December 31,
  1997, 1998 and 1999.......................................  F-4
Statement of Stockholders' Equity for the years ended
  December 31, 1997, 1998 and 1999..........................  F-5
Statement of Cash Flows for the years ended December 31,
  1997, 1998 and 1999.......................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Cellomics, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Cellomics, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
March 3, 2000

                                CELLOMICS, INC.

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1999

                                                                                        DECEMBER 31, 1999
                                                             DECEMBER 31,                   PRO FORMA
                                                     -----------------------------        STOCKHOLDERS'
                                                        1998              1999           EQUITY (NOTE 1)
                                                     -----------      ------------      -----------------
                                                                                           (UNAUDITED)
ASSETS
Current assets:
     Cash and cash equivalents.................      $   662,454      $  1,341,333
     Accounts receivable.......................        1,357,733         1,572,282
     Inventories...............................          335,500           224,536
     Prepaid expenses and other current
       assets..................................          105,267           335,221
                                                     -----------      ------------
Total current assets...........................        2,460,954         3,473,372
Property and equipment, net (Note 3)...........        1,501,790         2,386,555
                                                     -----------      ------------
Total assets...................................      $ 3,962,744      $  5,859,927
                                                     ===========      ============
LIABILITIES, MANDATORILY REDEEMABLE
  PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable..........................      $   644,429      $  1,341,520
     Accrued expenses (Note 4).................        1,067,099           915,339
     Deferred revenue..........................          182,393           528,480
     Payable to related party (Note 10)........               --         1,000,000
     Current maturities of long-term debt (Note
       5)......................................          157,626           911,035
                                                     -----------      ------------
Total current liabilities......................        2,051,547         4,696,374
Long-term debt less current maturities (Note
  5)...........................................          653,180         3,744,546
Payable to related party (Note 10).............               --         1,000,000
                                                     -----------      ------------
Total liabilities..............................        2,704,727         9,440,920
                                                     -----------      ------------
Commitments and contingencies (Notes 6 and
  10)..........................................               --                --
Mandatorily redeemable convertible preferred
  stock (Note 8)...............................        6,252,356        12,152,654
                                                     -----------      ------------
Stockholders' equity (deficit):
     Common stock, $.01 par value; 5,000,000
       shares authorized in 1998 and 1999;
       6,000,000 shares authorized, pro forma;
       1,154,210 and 1,184,319 shares issued
       and outstanding in 1998 and 1999;
       3,150,937 shares issued and outstanding
       pro forma...............................           11,542            11,843              31,509
     Additional paid-in capital................        1,696,762         1,203,001          12,017,197
     Deferred compensation (Note 8)............         (188,102)         (298,780)           (298,780)
     Accumulated deficit.......................       (6,514,541)      (16,649,711)        (16,649,711)
                                                     -----------      ------------         -----------
Total stockholders' equity (deficit)...........       (4,994,339)      (15,733,647)         (4,899,785)
                                                     -----------      ------------         ===========
Total liabilities, mandatorily redeemable
  preferred stock and stockholders' equity.....      $ 3,962,744      $  5,859,927
                                                     ===========      ============

      The accompanying notes are an integral part of these financial statements

                                CELLOMICS, INC.

                            STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                      1997             1998              1999
                                                   -----------      -----------      ------------
Revenues:
    Product sales............................      $        --      $        --      $  1,350,041
    Development and collaboration agreement
       and grant revenues....................          394,935        2,273,082         2,040,410
                                                   -----------      -----------      ------------
         Total revenues                                394,935        2,273,082         3,390,451
                                                   -----------      -----------      ------------
Operating costs and expenses:
    Costs of product sales...................               --               --           404,785
    Research and development.................        1,486,156        3,909,126         9,129,743
    Selling, general and administrative......        1,334,014        1,801,985         3,623,241
    Amortization of deferred compensation....               --           71,242           207,247
                                                   -----------      -----------      ------------
         Total operating costs and
           expenses..........................        2,820,170        5,782,353        13,365,016
                                                   -----------      -----------      ------------
Loss from operations.........................       (2,425,235)      (3,509,271)       (9,974,565)
Interest income (expense):
    Interest expense.........................          (37,950)         (43,944)         (302,040)
    Interest income..........................           25,309           58,555           141,435
                                                   -----------      -----------      ------------
Loss before income taxes.....................       (2,437,876)      (3,494,660)      (10,135,170)
Provision for income taxes (Note 7)..........               --               --                --
                                                   -----------      -----------      ------------
Net loss.....................................       (2,437,876)      (3,494,660)      (10,135,170)
Accrued dividends and accretion on
  mandatorily redeemable convertible
  preferred stock............................               --         (518,017)         (933,232)
                                                   -----------      -----------      ------------
Net loss attributable to common
  stockholders...............................      $(2,437,876)     $(4,012,677)     $(11,068,402)
                                                   ===========      ===========      ============
Net loss per share - basic and diluted (Note
  9).........................................      $     (2.16)     $     (3.48)     $      (9.36)
                                                   ===========      ===========      ============
Shares used to compute basic and diluted net
  loss per share.............................        1,128,650        1,152,244         1,182,003
                                                   ===========      ===========      ============
Pro forma net loss per share (Note 9)........                                        $      (3.26)
                                                                                     ============
Shares used to compute pro forma net loss per
  share......................................                                           3,111,551
                                                                                     ============

      The accompanying notes are an integral part of these financial statements

                                CELLOMICS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                      COMMON STOCK       ADDITIONAL     DEFERRED                        TOTAL
                                   -------------------    PAID-IN        STOCK       ACCUMULATED    STOCKHOLDERS'
                                    SHARES     AMOUNT     CAPITAL     COMPENSATION     DEFICIT         EQUITY
                                   ---------   -------   ----------   ------------   ------------   -------------
  Balance at January 1, 1997.....  1,128,650   $11,287   $1,955,690    $      --     $   (582,005)  $  1,384,972
Net loss.........................         --        --           --           --       (2,437,876)    (2,437,876)
                                   ---------   -------   ----------    ---------     ------------   ------------
  Balance at December 31, 1997...  1,128,650    11,287    1,955,690           --       (3,019,881)    (1,052,904)
Issuance of common stock for
  anti-dilution rights...........     25,560       255         (255)          --               --             --
Issuance of stock options to
  employees......................         --        --      259,344     (259,344)              --             --
Amortization of deferred
  compensation...................         --        --           --       71,242               --         71,242
Dividends and accretion accrued
  on mandatorily redeemable
  convertible preferred stock....         --        --     (518,017)          --               --       (518,017)
Net loss.........................         --        --           --           --       (3,494,660)    (3,494,660)
                                   ---------   -------   ----------    ---------     ------------   ------------
  Balance at December 31, 1998...  1,154,210    11,542    1,696,762     (188,102)      (6,514,541)    (4,994,339)
Issuance of common stock for
  anti-dilution rights...........     30,109       301         (301)          --               --             --
Issuance of stock purchase
  warrants.......................         --        --      121,847           --               --        121,847
Issuance of stock options to
  employees......................         --        --      317,925     (317,925)              --             --
Amortization of deferred
  compensation...................         --        --           --      207,247               --        207,247
Dividends and accretion accrued
  on mandatorily redeemable
  convertible preferred stock....         --        --     (933,232)          --               --       (933,232)
Net loss.........................         --        --           --           --      (10,135,170)   (10,135,170)
                                   ---------   -------   ----------    ---------     ------------   ------------
  Balance at December 31, 1999...  1,184,319   $11,843   $1,203,001    $(298,780)    $(16,649,711)  $(15,733,647)
                                   =========   =======   ==========    =========     ============   ============

      The accompanying notes are an integral part of these financial statements

                                CELLOMICS, INC.

                            STATEMENT OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                            1997             1998              1999
                                                         -----------      -----------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.........................................      $(2,437,876)     $(3,494,660)     $(10,135,170)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
       Depreciation and amortization...............           79,475          143,487           486,008
       Amortization of deferred compensation.......               --           71,242           207,247
     Increase (decrease) in cash from changes in:
       Accounts receivable.........................          158,722       (1,357,733)         (214,549)
       Inventories.................................         (119,770)        (215,730)         (147,036)
       Prepaid expenses and other current assets...          (33,045)         (67,473)         (241,711)
       Accounts payable and accrued expenses.......          538,644          883,600           545,331
       Payable to related party....................               --               --         2,000,000
       Deferred revenue............................          450,000         (267,607)          346,087
                                                         -----------      -----------      ------------
          Net cash used in operating activities....       (1,363,850)      (4,304,874)       (7,153,793)
                                                         -----------      -----------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures..........................         (205,421)      (1,377,681)       (1,070,554)
                                                         -----------      -----------      ------------
          Net cash used in investing activities....         (205,421)      (1,377,681)       (1,070,554)
                                                         -----------      -----------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from sale of mandatorily redeemable
       convertible preferred stock.................               --        5,214,788         4,967,066
     Proceeds from issuance of convertible notes
       and stock purchase warrants.................          500,000               --         1,800,000
     Borrowings under term note and equipment
       financing facilities........................               --          879,762         2,415,952
     Repayment of term note and equipment financing
       facilities borrowings.......................               --          (68,956)         (279,792)
                                                         -----------      -----------      ------------
          Net cash provided by financing
            activities.............................          500,000        6,025,594         8,903,226
                                                         -----------      -----------      ------------
Net increase (decrease) in cash and cash
  equivalents......................................       (1,069,271)         343,039           678,879
CASH AND CASH EQUIVALENTS:
     Beginning of year.............................        1,388,686          319,415           662,454
                                                         -----------      -----------      ------------
     End of year...................................      $   319,415      $   662,454      $  1,341,333
                                                         ===========      ===========      ============
SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid for interest........................      $        --      $    17,487      $    252,794
                                                         ===========      ===========      ============
NON-CASH FINANCING ACTIVITIES:
     Conversion of notes to mandatorily redeemable
       convertible preferred stock.................      $        --      $   519,550      $         --
                                                         ===========      ===========      ============
     Dividends and accretion on mandatorily
       redeemable convertible preferred stock......      $        --      $   518,017      $    933,232
                                                         ===========      ===========      ============

      The accompanying notes are an integral part of these financial statements

                                CELLOMICS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

1.  ORGANIZATION AND BASIS OF PRESENTATION

    Organization

    Cellomics, Inc. (the "Company" or "Cellomics") was incorporated in Delaware on January 16, 1998 as the successor company to BioDx Inc. which was formed on May 3, 1995. Cellomics is in the business of extending the power of genomics and proteomics by defining the cellular functions of genes and proteins in order to make life sciences research, including drug discovery, more productive and cost effective. Cellomics offers an array of products designed to seamlessly integrate the generation of data to the extraction of information, and ultimately create cellular knowledge. Cellomics generates cellular data using its proprietary portfolio of instruments, assays and reagents. The data generated is then stored, managed and analyzed using its proprietary information products. Cellomics uses its information products, coupled with internally and externally generated informatics, to build a virtual cell which maps the complex interactive network of cellular components and their interactions, thereby generating knowledge. Cellomics knowledge products aim to systematize, in a searchable, electronic format, our continuously evolving understanding of cellular biology.

    The Company will require additional financing to fund currently planned operating levels in 2000. On February 23, 2000, the Company received $6.5 million in cash from the sale of Series B Mandatorily Redeemable Convertible Preferred Stock ("Series B Preferred Stock") and exchanged $1.8 million of convertible notes, plus accrued interest, for Series B Preferred Stock (see
    Note 13). In the event an initial public offering of common stock is not completed as planned (see Note 13), management will pursue a number of alternative sources to secure their funding. These alternatives include additional private placements of equity or debt securities or strategic equity investments. In addition, certain Series A preferred stockholders have committed to provide funding of up to $2.0 million. In the event that these sources are not sufficient or available when needed, management will curtail certain activities, including various research and development programs.

    Unaudited Pro Forma Balance Sheet

    As described in Note 13, the Company plans to complete an initial public offering of common stock during the second quarter of 2000. If the initial public offering is consummated as presently anticipated, all shares of Series A and Series B preferred stock (see Notes 8 and 13) will automatically convert into an equal number of shares of common stock. The unaudited pro forma balance sheet reflects the subsequent conversion of Series A preferred stock into common stock as if such conversion had occurred as of December 31, 1999. The unaudited pro forma balance sheet does not include the sale of Series B preferred stock in February 2000 for gross proceeds of $6.5 million or the simultaneous conversion of $1.8 million of convertible demand notes, plus accrued interest, into Series B preferred stock.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Cash and Cash Equivalents

    Highly liquid investments with an original maturity of 90 days or less are classified as cash equivalents. The Company's cash and cash equivalents are maintained in deposit accounts, certificates of deposit and money market accounts.

    Concentrations of Credit Risks

    Substantially all of the Company's cash and cash equivalents are maintained at one financial institution.

                                CELLOMICS, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

    The Company's accounts receivable are primarily from the United States government and pharmaceutical customers located in the United States and the United Kingdom. During fiscal years 1997, 1998 and 1999, approximately 97%, 60% and 93%, respectively, of revenues was concentrated with three customers in 1997 and 1998 and four customers in 1999. At December 31, 1999, amounts due from three customers represented 95% of gross trade receivables.

    Inventories

    Inventories, which consist primarily of microscope and camera components used in the Company's high content screening instrumentation platform, are stated at the lower of average cost or market.

    Income Taxes

    Deferred income taxes are recorded using the liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

    Property and Equipment

    Property and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three years for software and up to seven years for furniture and fixtures. Repairs and maintenance are charged to expense as incurred.

    Certain laboratory and computer equipment used by the Company could be subject to technological obsolescence in the event that significant advancement is made in competing or developing equipment technologies. Management continually reviews the estimated useful lives of technologically sensitive equipment and believes that those estimates appropriately reflect the current useful life of its assets. In the event that a currently unknown significantly advanced technology became commercially available, the Company would re-evaluate the value and estimated useful lives of its existing equipment, possibly having a material impact on the financial statements.

    The Company periodically reviews all long-lived assets for impairment. Assets are written down to the net realizable value when the carrying costs exceed the gross undiscounted cash flows expected to be generated by such assets. To date, there have been no asset impairments that would warrant a write-down.

    Revenue Recognition

    Revenue from product sales is recognized upon shipment of the product to the customer. The Company recognizes development and collaboration agreement and grant revenues on a straight-line basis over the contract period or as work is performed. Where prototype instruments are delivered under collaboration agreements, revenue is recognized when the prototype is shipped to the customer. When payment for revenues under maintenance, support or assay development contracts is received in advance of the services performed, the company records deferred revenue related to these agreements.

    Advertising

    Media placement costs are expensed in the month that the advertising appears. Total advertising expenses were $118,616 in 1999. No advertising costs were incurred in 1997 and 1998.

                                CELLOMICS, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

    Research and Development

    Research and development costs are expensed as incurred.

    Stock-Based Compensation

    As permitted by the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company has elected to measure stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and to adopt the disclosure-only alternative described in SFAS No. 123. For stock options granted at exercise prices less than fair value, the Company records deferred stock-based compensation. Such deferred stock-based compensation is amortized over the vesting period of each individual award using the accelerated basis in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28.

    Foreign Currency

    Foreign currency transaction gains and losses are included in other income in the statement of operations during the period in which they arise.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the amounts of revenues and expenses during the reported periods. Actual results could differ from the estimates.

    Comprehensive Income (Loss)

    During 1997, 1998, and 1999, the Company had no other comprehensive income items. Accordingly, the comprehensive loss for each of these periods is equal to the net loss.

    Recent Accounting Pronouncements

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. Under the statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the fair value of a derivative be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and is not anticipated to have a material impact on our results of operations or financial position.

                                CELLOMICS, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

3.  PROPERTY AND EQUIPMENT

    Property and equipment consisted of:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998          1999
                                                              ----------    ----------
Computer equipment and software.............................  $  471,672    $  930,930
Laboratory equipment........................................   1,172,083     1,894,762
Furniture and fixtures......................................     137,152       208,820
Leased assets and leasehold improvements....................          --        74,950
                                                              ----------    ----------
     Property and equipment, cost...........................   1,780,907     3,109,462
Less: accumulated depreciation..............................     279,117       722,907
                                                              ----------    ----------
     Net property and equipment.............................  $1,501,790    $2,386,555
                                                              ==========    ==========

    During 1999, $258,000 of inventory was transferred to property and equipment.

4.  ACCRUED EXPENSES

    Accrued expenses consisted of:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1998         1999
                                                              ----------    --------
Incentive compensation and other employee costs.............  $  275,000    $422,081
Professional services.......................................     420,634      98,500
Due to subcontractors.......................................     158,986     191,119
Other.......................................................     212,479     203,639
                                                              ----------    --------
                                                              $1,067,099    $915,339
                                                              ==========    ========

5.  LONG-TERM DEBT

    Long-term debt consisted of:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1999
                                                              --------    ----------
Equipment financing line of credit - 1998...................  $810,806    $1,185,975
Equipment financing line of credit - 1999...................        --       209,277
Senior term loan............................................        --     1,499,523
Convertible notes payable to related parties................        --     1,708,615
Capital lease obligations...................................        --        52,191
                                                              --------    ----------
     Total long-term debt and capital lease obligations.....   810,806     4,655,581
     Less: current maturities...............................   157,626       911,035
                                                              --------    ----------
Long-term debt less current maturities......................  $653,180    $3,744,546
                                                              ========    ==========

    On September 11, 1998, the Company entered into a $1.5 million non-revolving equipment financing line of credit agreement (the "1998 Equipment Financing Line"). Borrowings against the 1998 Equipment Financing Line can be in increments of not less than $75,000 in the form of a note and are collateralized by the equipment purchased. The notes are payable in 48 equal monthly installments with a 10% balloon payment at the end of the term and bear interest ranging from 12.7% to 12.9%. Borrowings under this facility are fully utilized.

                                CELLOMICS, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

    On June 30, 1999, the Company entered into a $1.5 million Senior Term Debt Financing Facility (the "Term Debt Agreement") that is collateralized by all of the Company's assets except for $5.0 million of existing or future financed equipment. The borrowings may be used for working capital purposes and have a six-month interest-only period followed by 30 equal monthly installments of principal and interest. The note bears interest at 12.5%.

    On July 21, 1999, the Company entered into a $3.0 million non-revolving equipment financing line of credit agreement (the "1999 Equipment Financing Line"). Borrowings against the 1999 Equipment Financing Line are collateralized by the equipment purchased. The notes are payable in 48 equal monthly installments. Available borrowings remaining under this facility at December 31, 1999 are $2,773,345. The notes bear interest ranging from 11.0% to 12.0%.

    The scheduled maturities of the lines of credit, the senior term loan and the capital leases during each of the next five years are $911,035 in 2000, $1,036,262 in 2001, $839,623 in 2002, $160,046 in 2003 and $0 in 2004.

    On November 30, 1999, certain Series A preferred stockholders loaned $1.8 million in convertible demand notes ("Convertible Demand Notes") to the Company. The Convertible Demand Notes bear interest at 10% per annum. In the event the Company completes a Qualified Financing (defined as the sale by the Company of $1,000,000 or more in convertible debt or equity securities), the Convertible Demand Notes plus any accrued interest convert into preferred stock at the price of the Qualified Financing. The Convertible Demand Notes are payable upon demand in the event the Company has not completed a Qualified Financing by April 1, 2000. In connection with the Convertible Demand Notes, the holders received common stock purchase warrants. The total proceeds of $1.8 million were allocated between the notes and the warrants based upon their relative fair values at the date of issuance. The resulting discount on the convertible notes is being amortized to interest expense over the original term of the notes. The convertible demand notes have been classified as long-term debt on the basis that they have been converted to Series B Preferred Stock on February 23, 2000 (see
    Note 13).

6.  COMMITMENTS

    The Company leases office space and office equipment under operating leases expiring through 2001. Total rent expense amounted to $95,758, $176,998 and $292,655 for 1997, 1998 and 1999, respectively. Minimum lease commitments for facilities and equipment at December 31, 1999 are as follows:

                                                              CAPITAL     OPERATING
YEAR                                                           LEASES      LEASES
----                                                          --------    ---------
2000........................................................  $ 20,405    $342,099
2001........................................................    20,329     173,981
2002........................................................    14,375          --
2003........................................................     9,176          --
2004........................................................        --          --
                                                              --------    --------
     Total minimum lease payments...........................  $ 64,285    $516,080
                                                                          ========
     Less: amounts representing interest....................   (12,094)
                                                              --------
     Present value of minimum capital lease payments........  $ 52,191
                                                              ========

     The Company has other commitments in the ordinary course of business totaling approximately $375,000 during 2000.

                                CELLOMICS, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

7.  INCOME TAXES

    As of December 31, 1999, the Company had federal and state net operating loss carryforwards totaling approximately $15.5 million. The Company also had research and development tax credit carryforwards of approximately $725,000. The federal net operating loss and credit carryforwards will expire at various dates beginning in the year 2015 through 2019, if not utilized. The Commonwealth of Pennsylvania net operating losses will expire at various dates beginning in 2005 through 2009, if not utilized.

    Utilization of the Company's net operating loss carryforwards and credits may be subject to an annual limitation due to the change in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting and the amount used for income tax purposes. Significant components of the Company's deferred taxes for federal and state income taxes are as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1998           1999
                                                            -----------    -----------
Deferred tax assets (liabilities):
     Net operating loss carryforwards.....................  $ 2,719,358    $ 6,309,067
     Research and development credits.....................      282,995        725,060
     Other, net...........................................      (10,021)        72,534
                                                            -----------    -----------
Total deferred tax assets.................................    2,992,332      7,106,661
Valuation allowance.......................................   (2,992,332)    (7,106,661)
                                                            -----------    -----------
Net deferred tax assets...................................  $        --    $        --
                                                            ===========    ===========

   The net valuation allowance increased by $1,918,332 and $4,114,329 for the fiscal years ended December 31, 1998 and 1999, respectively, principally due to the Company's operating losses. Management believes that there is sufficient uncertainty regarding the realization of deferred tax assets such that a full valuation allowance is appropriate.

8.  MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

    Mandatorily Redeemable Convertible Preferred Stock

    On January 8, 1998, the Company's board of directors authorized 2,024,500 shares of $.01 par value preferred stock.

    On January 21, 1998, through a private placement offering, the Company, issued 984,491 shares of Series A Mandatorily Redeemable Convertible Preferred Stock ("Series A Preferred Stock") for gross proceeds of $5,532,839. Additionally, the holders of $500,000 of outstanding convertible notes converted the notes plus accrued interest of $19,550 for 92,447 shares of Series A Preferred Stock. On January 15, 1999, the Company received a second investment related to the January 21, 1998 private placement offering. The second investment resulted in the issuance of an additional 889,680 shares of Series A Preferred Stock for gross proceeds of $5,000,000. At December 31, 1998 and 1999, 1,076,938 and 1,966,618 shares, respectively, were outstanding.

    Series A Preferred Stock is convertible into common stock on a one for one basis. Shares of Series A Preferred Stock have voting rights equal to common stock on an as-if-converted basis. Shares of Series A Preferred Stock are automatically converted into shares of common stock at the closing of an initial public offering at a price per share to the public of at least three times the original Series A Preferred

                                CELLOMICS, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

    Stock conversion price per share, as defined, and which results in gross proceeds to the Company of at least $15.0 million.

    The Series A preferred stockholders are entitled to receive annual dividends at a rate equal to $0.45 per annum per share. Dividends shall accrue on each share beginning on the date of issuance and shall be payable each January 1 for the period then ended. Dividends, which to date have not been declared or paid, may be settled either in cash, or in common stock at the option of the Company. At December 31, 1998 and 1999, cumulative dividends due Series A preferred stockholders were equal to $458,067 and $1,327,689, respectively. In addition, costs related to the issuance of the Series A Preferred Stock were recorded as a discount from the redemption value and are being accreted through periodic charges in a manner similar to the accrued dividends over the period up to the date of redemption. The cumulative dividends and the accreted redemption value are included in the carrying amount of mandatorily redeemable convertible preferred stock.

    Series A preferred stockholders are entitled to receive, upon liquidation, a distribution of $5.62 per share, the issuance price, plus any accrued dividends in preference to the Common stockholders. Thereafter, the remaining assets and funds, if any, shall be distributed ratably on a per share basis among all preferred and common stockholders.

    At any time subsequent to January 21, 2003, the Company is required to redeem, upon written request from the holders of a majority of the then outstanding shares of Series A Preferred Stock, all of the outstanding shares of Series A Preferred Stock by paying in cash the sum of $5.62 per share, the issuance price, plus any accrued and unpaid dividends. Redemption occurs in four equal installments beginning on the initial date of redemption and three successive anniversary dates thereafter.

    The Series A preferred stockholders have anti-dilution price protection and certain preemptive rights to participate in the issuance of new securities. These rights terminate upon conversion.

    Common Stock

    On January 8, 1998, the number of authorized shares of common stock was decreased from 100,000,000 to 5,000,000. On February 23, 2000, the number of authorized shares of common stock was increased to 6,000,000.

    Carl Zeiss, Inc. ("Carl Zeiss"), an existing stockholder, received a total of 55,669 shares of common stock in 1998 and 1999 under anti-dilution rights acquired from a previous investment. Carl Zeiss has certain anti-dilution and registration rights similar to the Series A preferred stockholders.

    Stock Purchase Warrants

    In connection with the Series A private placement offering in 1998, the Company issued 177,936 common stock purchase warrants to the investors. The warrants are exercisable by the holders at any time at an exercise price of $6.60 per share. The warrants terminate at the earlier of January 21, 2002 or, under certain conditions, at the date of a qualified public offering. In addition, the Company issued 88,960 common stock purchase warrants to the private placement advisors, which may be exercised any time prior to the termination date of January 20, 2003 at an exercise price of $5.62 per share. The holders of the $500,000 convertible notes also received warrants to purchase 57,829 of preferred stock prior to the termination date of June 18, 2002 at exercise prices ranging from $6.62 to $8.43 per share, respectively. Based on the fair value of the underlying common stock compared to the exercise price of the related warrants, these warrants were determined to have no value.

                                CELLOMICS, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

    In connection with the Convertible Demand Notes, the holders received warrants to purchase 82,000 shares of common stock. The warrants are exercisable by the holders at any time prior to the earlier of November 30, 2003, or, under certain conditions, at the date of a public offering of common stock. See Notes 5 and 13 for additional discussion of these warrants.

    Stock Option Plan

    On April 2, 1998, the Company adopted the Stock Plan (the "1998 Plan") under which 150,000 shares of the Company's common stock were reserved for issuance to directors, officers, consultants or employees of the Company, as approved by the board of directors. On July 17, 1998, February 15, 1999 and February 4, 2000, the 1998 Plan was amended and approved by the board of directors (and subsequently the stockholders) and the number of shares reserved for issuance was increased to 300,000, 430,000 and 730,000, respectively. The 1998 Plan, which expires in March 2003, provides for the grant of nonstatutory stock options, stock bonuses, stock appreciation rights and restricted stock purchase rights.

    Options granted under the 1998 Plan are for ten-year terms. Exercise prices of the nonstatutory stock options are determined by the board of directors. Options under the 1998 Plan are generally subject to vesting in installments over a four-year period commencing on the grant date.

    The following table summarizes activity under the Plan:

                                                            SHARES UNDER   WEIGHTED AVERAGE
                                                               OPTION       EXERCISE PRICE
                                                            ------------   ----------------
Outstanding at December 31, 1997..........................         --              --
  Granted.................................................    226,450           $0.56
  Exercised...............................................         --              --
  Canceled................................................         --              --
                                                              -------
Outstanding at December 31, 1998..........................    226,450            0.56
  Granted.................................................    128,750            0.56
  Exercised...............................................         --              --
  Canceled................................................         --              --
                                                              -------
Outstanding at December 31, 1999..........................    355,200            0.56
                                                              =======

    Deferred compensation for options granted to employees is recorded when the exercise price of an option is less than the fair value of the underlying stock on the date of grant. Deferred compensation of $259,344 and $317,925 was recorded on these options in 1998 and 1999, respectively. Deferred compensation is amortized to compensation expense on an accelerated basis.

    In addition, in April 1998, the Company granted options to non-employees to purchase a total of 12,000 shares of common stock at an exercise price of $0.56 per share. Deferred compensation of $14,871 was recorded on these options, based on the estimated fair value of the options granted using the Black-Scholes model.

    The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, compensation expense has been determined based on the intrinsic value of the options at the date of award. Had compensation cost for the 1998 Plan been determined based on the fair value of the options at the dates

                                CELLOMICS, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

    of grant, the impact on the Company's net loss for the years ended December 31, 1997, 1998 and 1999 would have been as follows:

                                                 1997           1998            1999
                                              -----------    -----------    ------------
Net loss:
  As reported...............................  $(2,437,876)   $(3,494,660)   $(10,135,170)
  Pro forma.................................   (2,437,876)    (3,500,368)    (10,149,883)
Earnings per share - basic and diluted:
  As reported...............................  $     (2.16)   $     (3.48)   $      (9.36)
  Pro forma.................................        (2.16)         (3.49)          (9.37)

    The value of these options has been estimated on the date of grant using the Black-Scholes model under the minimum value method. The assumptions used in computing the minimum value of options granted during 1998 and 1999 were a risk-free interest rate of 5% and a weighted average expected life of each option of four years.

    The weighted average fair value of the options granted, determined using the minimum value method, in 1998 and 1999 was $1.24 and $1.73, respectively. The weighted average remaining term of the options outstanding at December 31, 1999 was 8.8 years.

9.  NET LOSS PER SHARE

    The following table sets forth the computation of basic and diluted net loss per share:

                                                    YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------------------
                                                                                     1999
                                      1997           1998            1999         PRO FORMA
                                   -----------    -----------    ------------    ------------
                                                                                 (UNAUDITED)
Numerator:
  Net loss.......................  $(2,437,876)   $(3,494,660)   $(10,135,170)   $(10,135,170)
  Less: preferred stock
    dividends....................           --       (518,017)       (933,232)             --
                                   -----------    -----------    ------------    ------------
  Net loss attributable to common
    stockholders.................  $(2,437,876)   $(4,012,677)   $(11,068,402)   $(10,135,170)
                                   ===========    ===========    ============    ============
Denominator:
  Weighted average shares -
    basic........................    1,128,650      1,152,244       1,182,003       1,182,003
  Dilutive potential common stock
    - Series A preferred stock...           --             --              --       1,929,548
  Dilutive potential common stock
    - options and warrants.......           --             --              --              --
                                   -----------    -----------    ------------    ------------
  Weighted average shares -
    diluted......................    1,128,650      1,152,244       1,182,003       3,111,551
                                   ===========    ===========    ============    ============
Basic and diluted net loss per
  share..........................  $     (2.16)   $     (3.48)   $      (9.36)   $      (3.26)
                                   ===========    ===========    ============    ============

    Pro forma loss per share is computed assuming conversion of the Series A Preferred Stock outstanding at December 31, 1999 into common stock on a one for one basis on January 1, 1999 or the date of issuance if later. The Series A Preferred Stock will automatically convert to common stock upon the completion of an initial public offering (see Note 13).

    For 1997, 1998 and 1999, 0, 1,063,148, and 2,121,105 shares, respectively, of potential common stock were excluded because their effect was anti-dilutive.

                                CELLOMICS, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

10.  RELATED PARTY TRANSACTIONS

     Zeiss

     On April 14, 1998, the Company entered into an exclusive, worldwide, Co-Marketing, Manufacturing, Sales and Support and Development Agreement (the "Original Zeiss Agreement") with Carl Zeiss Jena GmbH ("Zeiss"), a stockholder, to deliver integrated screening systems and services for the optimization of the drug discovery process. As part of the Original Zeiss Agreement, Zeiss will manufacture a high content screening kinetics system exclusively for the Company using the Company's proprietary software. The Company is responsible for marketing, selling and servicing this high content screening system.

     On February 3, 2000, a Development, Manufacturing and Supply Agreement (the "New Zeiss Agreement") was entered into between the Company and Zeiss which supersedes the Original Zeiss Agreement. This agreement principally provides for the manufacture and supply of products as described above for a five-year term, and includes provisions whereby the Company agrees to reimburse Zeiss for an additional $2.0 million for development costs incurred by Zeiss through December 31, 1999. These amounts are to be repaid during 2000 and 2001 in equal installments of $1.0 million. The total of $2.0 million has been reflected in the balance sheet as a payable to related party. Additionally, the Company has capital expenditure commitments to Zeiss of $1.2 million during 2000.

     On February 21, 2000 the Company and Zeiss entered into a sales and marketing agreement for ultra-high throughput screening products whereby the Company will be the exclusive dealer and distributor for high throughput and ultra-high throughput screening systems and related products in the United States and Canada through December 31, 2005.

     The Company also purchases components from Zeiss for other products assembled by the Company. Total purchases for 1999 and 1998 approximated $317,000 and $160,500, respectively.

     QED Imaging

     On May 1, 1999, the Company entered into an agreement with QED Imaging ("QED"). The term of this agreement is one year. The agreement provides for monthly payments by the Company based upon services performed with the potential for a bonus, subject to satisfactory performance and completion of the milestones. Costs incurred under this contract which have been charged to research and development expense, amounted to $165,334 in 1999. A QED principal is a stockholder of the Company.

     Other

     A stockholder of the Company is a partner of a law firm that provides services to the Company. During 1997, 1998 and 1999, the services provided by his firm were $10,809, $168,998 and $110,617, respectively.

11.  GRANTS

     On March 9, 1998, the Company received a component of a five-year program project grant entitled Combinatorial Approaches for Novel Anticancer Agents. The Company, working as a subcontractor, will receive approximately $1.0 million of an approximately $4.2 million, five-year program project grant that is being funded by the National Cancer Institute Special Emphasis Panel.

     On April 28, 1998, the Company received a Small Business Information Research grant for $700,000 over a two-year period from the National Institutes of Health to develop a cytotoxicity assay. Lawrence Livermore National Laboratory is a subcontractor.

                                CELLOMICS, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

     On September 16, 1998, the Company entered into a $16.4 million Defense Advanced Research Project Agency ("DARPA") cost-sharing contract for the development of the CellChip System and the Fluorotox Database to detect toxins. During the first phase (September 13, 1998 through September 12,
     2000) of the contract, the Company will receive $2.4 million from the government and provide matching funds of in-kind costs of $5.2 million. The government has an option for a second phase (September 13, 2000 through September 13, 2002) of the contract. If the option is exercised, the Company will receive an additional $4.6 million during phase II and will provide matching funds of in-kind costs of $4.2 million. The matching funds of in-kind costs are primarily costs associated with other Company projects, which indirectly benefit the DARPA project. The Company has hired subcontractors to perform services under this contract totaling $758,000 in phase I and, subject to the government exercising its option, $1.9 million in phase II.

     Total grant revenues were $584,000 and $1.8 million in 1998 and 1999, respectively. There were no grant revenues in 1997. Included in research and development expenses in the statement of operations are direct costs of $545,646 and $1.7 million in 1998 and 1999, respectively.

12.  EMPLOYEE BENEFITS

     The Company maintains a defined contribution retirement savings plan covering substantially all employees and permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. Such amounts may be matched by the Company under certain conditions. Also, the Company may make, at its discretion, additional contributions to the plan. The Company did not make any contributions to the plan during 1997, 1998 or 1999.

13.  SUBSEQUENT EVENTS

     Series B Mandatorily Redeemable Convertible Preferred Stock Offering

     On February 23, 2000, the Company issued 541,082 shares of Series B mandatorily redeemable convertible preferred stock for gross proceeds of $6.5 million. In addition, $1.8 million of Convertible Demand Notes, plus accrued interest of $41,868, converted by their original terms and conditions into 152,593 shares of Series B Preferred Stock. The holders of Series B Preferred Stock are entitled to receive annual dividends at a rate of 8.0%. The Series B Preferred Stock has substantially the same provisions as the Series A Preferred Stock, including the automatic conversion upon a qualified public offering (see Note 8). These securities contain a beneficial conversion feature which will be recorded as a deemed dividend to the Series B preferred stockholders and will result in a significant increase to net loss per share in the first quarter of 2000.

     Also, in connection with the sale of the Series B Preferred Stock, the Company issued additional common stock purchase warrants to the convertible demand noteholders. The issuance of these warrants will result in a significant additional non-cash interest charge related to the Convertible Demand Notes during the first quarter of 2000.

      Initial Public Offering

      On March 1, 2000, the Company's board of directors approved management's plans to file a registration statement for its initial public offering with the Securities and Exchange Commission in March 2000 and to complete its initial public offering during the second quarter of 2000. Anticipated proceeds from the initial public offering will be used to continue to fund the growth of the business. There is no assurance that the planned initial public offering will be successfully completed.

                                CELLOMICS, INC.

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

      Supplemental Pro Forma Balance Sheet Data (unaudited)

      The following summary pro forma balance sheet data illustrates the effect of the Series B Preferred Stock transactions and the conversion of the Series A and Series B preferred stock to common stock upon the closing of the initial public offering as if these transactions had occurred on December 31, 1999:

                                                      DECEMBER 31,    DECEMBER 31, 1999
                                                          1999            PRO FORMA
                                                      ------------    -----------------
                                                                         (UNAUDITED)
Cash................................................  $ 1,341,333        $ 7,872,196
Long-term debt less current maturities..............    3,744,546          2,035,931
Mandatorily redeemable convertible preferred
  stock.............................................   12,152,654                 --
Common stock........................................       11,843             38,446
Additional paid-in capital..........................    1,203,001         20,243,998

     2000 Stock Plan

     On March 1, 2000, the board of directors approved the 2000 Stock Plan (the "2000 Plan"). All options outstanding under the 1998 Plan continue in effect. The 2000 Plan provides for issuance of stock options to employees, directors and consultants. The total options authorized under the 1998 Plan and the 2000 Plan increased to 742,900. Under the 1998 Plan and the 2000 Plan, options to purchase 71,032 shares have been granted from January 1, 2000 through March 1, 2000. The issuance of these options will create a significant charge to deferred compensation in the first quarter of 2000.

[INSIDE BACK COVER]

[Two examples of High Content Screening Assays showing actual image of fields of cells.]

--------------------------------------------------------------------------------

Until               all dealers effecting transactions in these securities,
whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
--------------------------------------------------------------------------------

                                CELLOMICS, INC.

                          PRUDENTIAL VECTOR HEALTHCARE
                        A UNIT OF PRUDENTIAL SECURITIES

                                  ING BARINGS

                             DAIN RAUSCHER WESSELS

--------------------------------------------------------------------------------

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All amounts are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee.

Registration fee............................................  $ 26,400
NASD filing fee.............................................
Nasdaq National Market listing fee..........................
Blue Sky fees and expenses..................................
Printing and engraving expenses.............................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Transfer Agent and registrar fees...........................
Premium for directors and officers insurance................
Miscellaneous...............................................
                                                              --------
     Total..................................................  $
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Amended and Restated Certificate of Incorporation requires us to indemnify our directors and officers against liabilities they may incur in these capacities, including liabilities under the Securities Act, to the maximum extent permitted by Section 145 of the Delaware General Corporation Law.

     Our bylaws require that we indemnify each of our directors and officers for the judgments, fines and amounts paid in settlement, and the expenses reasonably incurred, in connection with any type of threatened, pending or completed action, suit or proceeding, whether or not bought by us or on our behalf. We must also advance all expenses incurred once we have received a commitment from the indemnified person to repay the amount if they should lose the action. We may, and have, purchased and maintained insurance on behalf of our directors and officers to the extent permitted by Delaware law.

     Our Amended and Restated Certificate of Incorporation provides that our directors shall not be personally liable either to us or to any stockholder for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to us or our stockholders, or (ii) for acts or omissions which are not in good faith or which involve intentional misconduct or knowing violation of the law, or (iii) for any matter in respect of which such director shall be liable under Section 174 of Title 8 of the Delaware General Corporation Law or any amendment thereto or successor provision thereto, or (iv) for any transaction from which the director shall have derived an improper personal benefit.

     Reference is also made to Section [ ] of the underwriting agreement contained in Exhibit 1.1 hereto, indemnifying our officers and directors against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since March 1, 1997, the Company has made sales of the following unregistered securities:

     Common Stock. (i) On January 21, 1998, in connection with the sale of Series A Preferred Stock as described below (see "Preferred Stock," (i)), the Company issued 25,560 shares of common stock to an existing stockholder pursuant to anti-dilution rights held by such stockholder in accordance with its previous investment. No underwriters were involved and no commission was paid. The shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     (ii) On January 15, 1999, in connection with the sale of Series A Preferred Stock as described below (see "Preferred Stock," (ii)), the Company issued 30,109 shares of common stock to an existing stockholder pursuant to anti-dilution rights held by such stockholder in accordance with its previous investment. No underwriters were involved and no commission was paid. The shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     Options. (i) From March 1, 1997 to the present, the Company has issued employee stock options to purchase a total of 480,000 shares of common stock to 97 employees of the Company at an exercise prices ranging from $.56 to $7.50 which represents a discount from fair market value. The grants of such options were exempt from registration pursuant to Rule 701 of the Securities Act.

     Warrants. (i) On June 18, 1997, in connection with the sales of convertible notes as described below (see "Convertible Notes," (i)), the Company issued a warrant to one entity with certain concomitant rights to purchase shares of preferred stock of the Company for the exercise price of $25,000. On January 8, 1998, these warrants were canceled and replaced with the warrants dated January 21, 1998 to purchase 4,448 shares of preferred stock of the Company as described in (iv) below. No underwriters were involved and no commission was paid. The warrants were sold in reliance on the exemption from registration contained in
Section 4(2) of the Securities Act for transactions not involving a public offering.

     (ii) On August 1, 1997, in connection with the sales of convertible notes as described below (see "Convertible Notes," (ii)), the Company issued a warrant to one entity for the purchase of 53,381 shares of preferred stock of the Company at an exercise price of $8.43. On January 16, 1998, this warrant was canceled and replaced with the warrant issued on January 21, 1998 to purchase 53,381 shares of preferred stock of the Company as described in (v) below. No underwriters were involved and no commission was paid. The warrants were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     (iii) On January 21, 1998, in connection with the sale of Series A Preferred Stock as described below (see "Preferred Stock," (i)), the Company issued warrants to 7 persons or entities for the purchase of 177,936 shares of common stock of the Company at an exercise price of $6.60. The warrants were issued with the shares of Series A Preferred Stock for an aggregate purchase price of $5,532,839. The Company also issued warrants to purchase 88,968 shares of common stock to 2 persons or entities with an exercise price of $5.62, as compensation for financial and advisory services performed in connection with the transaction. The warrants were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     (iv) On January 21, 1998, in connection with the sales of convertible notes as described below (see "Convertible Notes," (i)), the Company issued a warrant to one entity for the purchase of 4,448 shares of Series A Preferred Stock of the Company at an exercise price of $5.62. The warrants were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     (v) On January 21, 1998, in connection with the sales of convertible notes as described below (see "Convertible Notes," (ii)), the Company issued a warrant to one entity for the purchase of 53,381 shares of Series A Preferred Stock of the Company at an exercise price of $8.43. The warrants were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     (vi) On June 30, 1999, the Company issued a warrant for the purchase of 32,500 shares of common stock at an exercise price of $6.60 to one financial institution as partial consideration for the issuance of a $1.5 million senior term loan to the Company. The warrants were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     (vii) On August 30, 1999, October 4, 1999 and December 14, 1999, the Company issued warrants for the purchase of 429, 378 and 336 shares of common stock at an exercise price of $6.60, respectively, to one financial institution as partial consideration for extending a $3 million equipment financing line of credit to the Company. No underwriters were involved and no commission was paid. The warrants were sold in reliance on the exemption from registration contained in
Section 4(2) of the Securities Act for transactions not involving a public offering.

     (viii) On February 23, 2000, the Company issued warrants to purchase 82,000 shares of common stock with an exercise price of $12.07 to 8 persons or entities in connection with the sale of convertible demand notes as described below (see "Convertible Notes" (iii)). No underwriters were involved and no commission was paid. The warrants were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     (iv) On February 23, 2000, in connection with the sale of convertible notes as described below (see "Convertible Notes" (iii)), the Company issued warrants to purchase 5,594 shares of common stock with an exercise price of $12.07 to 2 persons or entities pursuant to pre-emptive rights held by such persons or entities. No underwriters were involved and no commission was paid. The warrants were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     Convertible Notes: (i) On June 18, 1997, the Company issued to one entity a convertible note for $50,000. No underwriters were involved and no commission was paid. The note was sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     (ii) On August 1, 1997, the Company issued to one entity a convertible note for $450,000. No underwriters were involved and no commission was paid. The note was sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     (iii) On November 30, 1999, the Company issued to 8 persons or entities $1.8 million of convertible demand notes. No underwriters were involved and no commission was paid. The notes were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.

     Preferred Stock: (i) On January 21, 1998, the Company sold 984,491 shares of Series A Preferred Stock to 8 persons or entities, along with the warrants described above (see "Warrants" (iii)) for an aggregate purchase price of $5,532,839. As noted above in "Warrants," the Company also issued 88,968 warrants to purchase common stock to 2 entities or persons, with an exercise price of $5.62 as compensation for financial and advisory services performed in connection with the transaction. In addition, 2 entities converted $500,000 of notes plus accrued interest of $19,550 into 92,447 shares of Series A Preferred Stock. The shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering, and in accordance with Regulation D.

     (ii) On January 15, 1999, 7 entities purchased 889,680 shares of Series A Preferred Stock for an aggregate purchase price of $5,000,000. No underwriters were involved and no commission was paid. The notes were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering, and in accordance with Regulation D.

     (iv) On February 23, 2000, 11 persons or entities purchased 541,082 shares of Series B Preferred Stock from the Company for an aggregate purchase price of $6,530,863. In addition, $1.8 million of convertible demand notes, issued to 8 persons or entities on November 30, 1999 as described above (see "Convertible Notes," (iii) above)), plus accrued interest of $41,863, were converted into 152,593 shares of Series B Preferred Stock. No underwriters were involved and no commission was paid. The shares were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering, and in accordance with Regulation D.

     All sales of common stock made pursuant to the exercise of stock options were made in reliance on Rule 701 under the Securities Act or Section 4(2) of the Securities Act. All other sales were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising, to investors who were sophisticated and who had access to all relevant information necessary to evaluate the investment, and who represented the Registrant that they were acquiring the Securities for investment and appropriate legends were affixed to the share certificates in such transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS

     (a) Exhibits

EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
-----------                      ----------------------
  1.1         Form of Underwriting Agreement*
  3.1         Amended and Restated Certificate of Incorporation of
              Cellomics
  3.2         Bylaws of Cellomics
  4.1         Loan and Security Agreement with Transamerica Business
              Credit Corporation, including warrant, dated June 30, 1999
  4.2         Master Loan and Security Agreement with Oxford Venture
              Finance, LLC, including warrant, dated July 21, 1999
  4.3         Series A Preferred Stock and Warrant Purchase Agreement by
              and among certain purchasers listed and Cellomics, Inc.,
              dated January 21, 1998
  4.4         Series B Preferred Stock Purchase Agreement by and among
              certain purchasers listed and Cellomics, Inc., dated
              February 23, 2000
  5.1         Form of Opinion of Buchanan Ingersoll Professional
              Corporation*
 10.1         Lease Agreement with University of Pittsburgh, dated July 1,
              1996, for lease of office and laboratory space
 10.2         Form of Proprietary Information and Property Agreement
 10.3         License and Supply Agreement with Molecular Probes, Inc.,
              dated April 5, 1999
 10.4         Employment Agreement between Biological Detection, Inc. and
              D. Lansing Taylor, dated October 1, 1998
 10.5         Employment Offer Letter for R. Terry Dunlay, dated February
              2, 1999
 10.6         Employment Offer Letter for L. Robert Johnston, dated
              October 15, 1998
 10.7         Employment Offer Letter for Michael A. Nemzek, dated
              November 9, 1998
 10.8         Employment Offer Letter for Alan W. Seadler, dated October
              12, 1998
 10.9         Form of Key Employee Non-Compete Agreement
 10.10        Development, Manufacturing and Supply Agreement with Carl
              Zeiss Jena GmbH, dated February 3, 2000
 10.11        Award/Contract issued by the Office of Naval Research, dated
              September 14, 1998
 10.12        Alliance Agreement with ACLARA BioSciences, Inc., dated
              October 26, 1999
 10.13        Subcontract with University of Pittsburgh, dated May 5, 1998
 10.14        Patent License Agreement with Public Health Service (NIH), dated September 26, 1997
 10.15        Sales and Marketing Agreement with Carl Zeiss Jena GmbH,
              dated February 21, 2000
 10.16        Cellomics, Inc. 2000 Stock Plan
 21.1         List of subsidiaries of Cellomics
 23.1         Consent of PricewaterhouseCoopers LLP

EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
-----------                      ----------------------
 23.2         Consent of Buchanan Ingersoll Professional Corporation
              (contained in the opinion filed as Exhibit 5 to the
              Registration Statement)*
 24           Powers of Attorney of certain officers and directors of
              Cellomics (contained on the signature page of this
              Registration Statement)
 27           Financial Data Schedule

---------------
* To be filed by amendment.

     (b) Financial Statement Schedules

     The following financial statement schedule is filed herewith--Schedule II--Valuation and Qualifying Accounts.

ITEM 17. UNDERTAKINGS

     We hereby undertake that:

     (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of Cellomics pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Cellomics of expenses incurred or paid by a director, officer or controlling person of Cellomics in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Cellomics pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) At the closing, specified in the underwriting agreement, we shall provide the underwriters certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on the 3rd day of March, 2000.

                                          CELLOMICS, INC.

                                          By: /s/ D. LANSING TAYLOR
                                            ------------------------------------
                                              D. Lansing Taylor, Ph.D.
                                              President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints D. Lansing Taylor and L. Robert Johnston, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                   TITLE                        DATE
                  ---------                                   -----                        ----

            /s/ D. LANSING TAYLOR              President and Chief Executive         February 29, 2000
---------------------------------------------    Officer and Director (Principal
          D. Lansing Taylor, Ph.D.               Executive Officer)

         /s/ L. ROBERT JOHNSTON, JR.           Vice President Chief Financial          March 2, 2000
---------------------------------------------    Officer (Principal Financial and
           L. Robert Johnston, Jr.               Accounting Officer)

              /s/ JOHN M. BOLES                Chairman of the Board of Directors    February 29, 2000
---------------------------------------------
                John M. Boles

             /s/ ALAN MENDELSON                Director                              February 29, 2000
---------------------------------------------
               Alan Mendelson

             /s/ JAMES A. SHARP                Director                              February 29, 2000
---------------------------------------------
               James A. Sharp

             /s/ ARNOLD ORONSKY                Director                              February 29, 2000
---------------------------------------------
            Arnold Oronsky, Ph.D.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
and Stockholders of Cellomics, Inc.:

Our audits of the financial statements referred to in our report dated March 3, 2000, appearing in this Registration Statement on Form S-1 for Cellomics, Inc. also included an audit of the financial statement schedule listed in Item 16(b) of this Registration Statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
March 3, 2000

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                             ADDITIONS
                                                      -----------------------
                                        BALANCE AT    CHARGED TO     CHARGED                    BALANCE
                                         BEGINNING     COSTS AND    TO OTHER                    AT END
             DESCRIPTION                 OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS     OF PERIOD
             -----------                ----------    ----------    --------    ----------     ---------

For the year ending December 31, 1997
  Deferred tax valuation allowance....  $  234,000    $  840,000       $--          $--       $1,074,000
                                        ==========    ==========       ===          ===       ==========
For the year ending December 31, 1998
  Deferred tax valuation allowance....  $1,074,000    $1,918,332       $--          $--       $2,992,332
                                        ==========    ==========       ===          ===       ==========
For the year ending December 31, 1999
  Deferred tax valuation allowance....  $2,992,332    $4,114,329       $--          $--       $7,106,661
                                        ==========    ==========       ===          ===       ==========

                                 EXHIBIT INDEX

EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
-----------                      ----------------------
  1.1         Form of Underwriting Agreement*
  3.1         Amended and Restated Certificate of Incorporation of
              Cellomics
  3.2         Bylaws of Cellomics
  4.1         Loan and Security Agreement with Transamerica Business
              Credit Corporation, including warrant, dated June 30, 1999
  4.2         Master Loan and Security Agreement with Oxford Venture
              Finance, LLC, including warrant, dated July 21, 1999
  4.3         Series A Preferred Stock and Warrant Purchase Agreement by
              and among certain purchasers listed and Cellomics, Inc.,
              dated January 21, 1998
  4.4         Series B Preferred Stock Purchase Agreement by and among
              certain purchasers listed and Cellomics, Inc., dated
              February 23, 2000
  5.1         Form of Opinion of Buchanan Ingersoll Professional
              Corporation*
 10.1         Lease Agreement with University of Pittsburgh, dated July 1,
              1996, for lease of office and laboratory space
 10.2         Form of Proprietary Information and Property Agreement
 10.3         License and Supply Agreement with Molecular Probes, Inc.,
              dated April 5, 1999
 10.4         Employment Agreement between Biological Detection, Inc. and
              D. Lansing Taylor, dated October 1, 1998
 10.5         Employment Offer Letter for R. Terry Dunlay, dated February
              2, 1999
 10.6         Employment Offer Letter for L. Robert Johnston, dated
              October 15, 1998
 10.7         Employment Offer Letter for Michael A. Nemzek, dated
              November 9, 1998
 10.8         Employment Offer Letter for Alan W. Seadler, dated October
              12, 1998
 10.9         Form of Key Employee Non-Compete Agreement
 10.10        Development, Manufacturing and Supply Agreement with Carl
              Zeiss Jena GmbH, dated February 3, 2000
 10.11        Award/Contract issued by the Office of Naval Research, dated
              September 14, 1998
 10.12        Alliance Agreement with ACLARA BioSciences, Inc., dated
              October 26, 1999
 10.13        Subcontract with University of Pittsburgh, dated May 5, 1998
 10.14        Patent License Agreement with Public Health Service (NIH), dated September 26, 1997
 10.15        Sales and Marketing Agreement with Carl Zeiss Jena GmbH,
              dated February 21, 2000
 10.16        Cellomics, Inc. 2000 Stock Plan
 21.1         List of subsidiaries of Cellomics
 23.1         Consent of PricewaterhouseCoopers LLP
 23.2         Consent of Buchanan Ingersoll Professional Corporation
              (contained in the opinion filed as Exhibit 5 to the
              Registration Statement)*
 24           Powers of Attorney of certain officers and directors of
              Cellomics (contained on the signature page of this
              Registration Statement)
 27           Financial Data Schedule

---------------
* To be filed by amendment.

+ The schedules or exhibits to this document are not being filed herewith because we believe that the information contained therein should not be considered material to an investment decision in Cellomics or such information is otherwise adequately disclosed in this Registration Statement on Form S-1. We agree to furnish supplementally a copy of any schedule or exhibit to the Commission upon request.